
08048981






Crate&Barrel



2007 Annual Report

SIMON® | PROPERTY GROUP, INC.

Corporate Profile

Simon Property Group, Inc. (NYSE: SPG), headquartered in Indianapolis, Indiana, is the largest public real estate company in the United States. We operate from five retail real estate platforms – regional malls, Premium Outlet Centers®, The Mills®, community/lifestyle centers and international properties. As of December 31, 2007, we owned or had an interest in 379 properties comprising 258 million square feet of gross leasable area in North America, Europe and Asia. Simon Property Group is an S&P 500 Company.

Additional Simon Property Group information is available at www.simon.com.

Table of Contents

SIMON'S FIVE RETAIL REAL ESTATE PLATFORMS


REGIONAL MALLS


PREMIUM OUTLET CENTERS®


THE MILLS®


Marshalls
COMMUNITY/LIFESTYLE CENTERS


LEROY MERLIN
INTERNATIONAL PROPERTIES

Financial Highlights

	2007	2006	Percent Change 2007 vs. 2006
OPERATING DATA (in millions)			
Consolidated Revenue	$ 3,651	$ 3,332	9.6%
Funds from Operations (FFO)*	1,692	1,537	10.1%
PER COMMON SHARE DATA			
FFO* (Diluted)	$ 5.90	$ 5.39	9.5%
Net Income (Diluted)	1.95	2.19	(11.0%)
Cash Dividends	3.36	3.04	10.5%
Common Stock Price at December 31	86.86	101.29	(14.3%)
STOCK AND LIMITED PARTNER UNITS AT YEAR END			
Shares of Common Stock Outstanding (in thousands)	223,035	221,431	
Limited Partner Units in the Operating Partnership Outstanding (in thousands)	57,913	59,113	
Market Value of Common Stock and Limited Partner Units (in millions)	$ 24,403	$ 28,416	
Total Market Capitalization** (in millions)	$ 49,265	$ 48,780	
OTHER DATA			
Total Number of Properties in the U.S.	320	286	
U.S. Gross Leasable Area (in thousands of square feet)	242,114	201,015	
Total Number of European Shopping Centers	51	53	
European Gross Leasable Area (in thousands of square feet)	13,268	12,215	
Total Number of International Premium Outlet Centers®	8	6	
International Premium Outlet Center® Gross Leasable Area (in thousands of square feet)	2,163	1,679	
Number of employees	5,100	4,300	

* FFO is a non-GAAP financial measure commonly used in the real estate industry that we believe provides useful information to investors. Please refer to Management's Discussion & Analysis of Financial Condition and Results of Operations for a definition of FFO, and to pages 36-37 for a reconciliation of net income to FFO and of diluted net income per share to diluted FFO per share.

** Includes our share of consolidated and joint venture debt.


Consolidated Revenue
($ In billions)
$2.2
$2.6
$3.2
$3.3
$3.7
'03 '04 '05 '06 '07
Dividends Per Common Share
$2.40
$2.60
$2.80
$3.04
$3.36
'03 '04 '05 '06 '07
FFO Per Share
(Diluted)
$4.04
$4.39
$4.96
$5.39
$5.90
'03 '04 '05 '06 '07
Total Market Capitalization
($ In billions)
$25.7
$36.9
$40.2
$48.8
$49.3
'03 '04 '05 '06 '07

This Annual Report contains a number of forward-looking statements. For more information, please see page 36.

From the Chairman & CEO



David Simon, Chairman & CEO

There is no question that the economy is at a very uncertain point right now. This economic weakening has justifiably had an impact on the equity markets, including our own stock price. Even with terrific operational performance in 2007 and a solid growth strategy for 2008, our stock price declined from $101.29 at December 31, 2006 to $86.86 in 2007, and as I write this letter, it is trading slightly above year-end levels. After six years of outstanding stockholder returns, our total return to stockholders in 2007 was a disappointing negative 11.3%.

While I understand the concerns about the current state of our economy and the potential impact it may have on our industry, I believe our stockholders should take comfort that SPG is a profitable and growing business, with a predictable income stream and positive cash flow. We have a strong development and redevelopment pipeline and retailer leases with rents that are below market. We have excellent prospects for earnings growth in 2008 and beyond in spite of the macroeconomic turmoil.

Some of the key attributes of SPG to keep in mind:

High Quality Portfolio. We have assembled a high quality portfolio of assets with a number of the country's most recognized retail venues including Roosevelt Field and Woodbury Common Premium Outlets in New York; Lenox Square and Phipps Plaza in Atlanta; Sawgrass Mills and The Florida Mall in Florida; Houston Galleria in Houston, Texas; and The Forum Shops at Caesars in Las Vegas. Much of our real estate is irreplaceable – well-located, fortress assets that perform well through all economic cycles and provide tremendous opportunities for future growth.

Five Major Platforms. We operate from five major platforms – regional malls, Premium Outlet Centers®, The Mills®, community/lifestyle centers, and our international business. Within our domestic platforms, nearly all retail distribution channels are represented.

We are uniquely positioned as an owner, operator and developer across multiple retail formats – not one of our competitors has the depth or breadth of our portfolio – and this provides several advantages, including but not limited to:

- Many of our retailers operate in more than one format (i.e. Saks Fifth Avenue and Saks Fifth Avenue Off 5th). A presence in multiple formats allows us to better address retailers' growth plans and it deepens our relationships with the retailers, making us in many cases their largest landlord.
- We can obtain greater penetration in major metropolitan markets through the ownership of assets in multiple formats.
- Operating synergies are available through economies of scale.
- It allows us to build the right product in the right location, resulting in higher returns.
- Exporting our expertise abroad results in first class international retail real estate developments.

We are a Retail Real Estate Landlord, Not a Retailer. We don't have to choose which merchandise will be fashionable or in demand in the upcoming season; we just have to own the best location. We are a retail landlord with a growing revenue stream. Our leases with tenants are long-term in nature, with only 11 to 12% of leases expiring each year.

There is significant embedded value in the below market leases in our portfolio. In the regional mall portfolio, more than 27 million square feet of leases expire over the next five years at an average rent of $36.26 per square foot, while new leases are currently being executed with rents in the low-to-mid $40's per square foot. In the Premium Outlet portfolio over the next five years, 9.5 million square feet of leases will expire at an average rent of $24.41 per square foot, while new leases are currently being executed at approximately $30 per square foot and higher.

Consistent revenue growth is evidenced by the fact that since our initial public offering ("IPO") in December of 1993, total consolidated revenue has increased every year. Total revenue from 1994 to 2007 grew at a compound annual growth rate of 17%. Consolidated revenue in 2007 increased 9.6%, to $3.651 billion from $3.332 billion in 2006.

Geographic Diversity of our U.S. Portfolio. We own or have an interest in 320 properties in the U.S. and Puerto Rico comprising 242 million square feet of gross leasable area ("GLA"). Our focus for future acquisition and development opportunities is in the growing metropolitan markets. We currently own or have an interest in 80 regional malls, 14 Premium Outlet Centers® and 14 Mills® in the top 25 largest U.S. markets. Over 44% of our total net operating income ("NOI") is generated by these assets. Additionally, the geographic diversity of our portfolio helps mitigate the impact of variances in regional economic conditions.

International Presence. Ours is a global company, with interests in 51 European shopping centers in France, Italy and Poland; six Premium Outlet Centers® in Japan; and one Premium Outlet Center® in both Mexico and Korea. We also have five shopping centers under construction in China – one is scheduled to open in 2008 and the remaining four are expected to open in 2009.

We have already created significant value through our international development activities, as demonstrated by the $91 million gain recognized in 2007 on the sale of five assets in Poland.

Robust Development and Redevelopment Pipeline. We have identified a pipeline of over $5 billion of projects in the U.S. and abroad scheduled to open over the next four to five years that we expect will generate significant stockholder value. In 2008, we plan to invest over $1 billion in new and redevelopment projects, which are expected to generate unlevered returns of approximately 10% on cost. Our intensity and focus on these accretive additions will certainly increase, given current market conditions; however, the long-term prospects of this pipeline should not go unnoticed.

In 2007, our new development and redevelopment spending totaled $1.17 billion. We successfully opened eight new development projects – three in the U.S., three in Europe and two in Asia – all nearly 100% leased. In addition, numerous redevelopment and expansion projects were completed, increasing the strength of our existing franchise assets.

Growing Profitability and Dividends. SPG has delivered meaningful growth in diluted funds from operations ("FFO") and dividends per share, and we expect that trend to continue. From 2001 to 2007, FFO and dividends per share grew at a compound annual growth rate of 10.4% and 8.3%, respectively.

FFO in 2007 increased 10.1%, to $1.692 billion from $1.537 billion in 2006. On a diluted per share basis, the increase was 9.5%, to $5.90 per share from $5.39 in 2006.

In February of 2007, our Board of Directors increased the annual common stock dividend 10.5%, to $3.36 per share. The Board increased the dividend in February of 2008 by 7.1%, to $3.60 per share.

Balance Sheet and Access to Capital. Our balance sheet continues to be one of the strongest in the real estate industry, as evidenced by our A-/A3 credit ratings. We built our balance sheet so that we would be positioned at all times to access capital in multiple forms. Our current balance sheet capacity and access to capital will allow us to execute our growth plans for the future.

In 2008, we anticipate that our FFO payout ratio will remain below 60%, and we expect to generate over $400 million of free cash flow (after the payment of dividends and recurring capital expenditures) to help fund our business.

2.8 Billion Shopper Visits to our U.S. Assets Each Year. SPG has pioneered the "mall as a marketing medium" model that affords advertisers extraordinary opportunities to bring their brands directly to our shoppers. Our national franchise of market-leading shopping centers provides the platform to access our consumer, resulting in strategic national and local marketing alliances. This network is the primary reason for the success of the Simon Giftcard with over $500 million sold in 2007.

Value Creation through Mergers & Acquisitions. We increase our net asset value by being very astute capital allocators. We see opportunities when others do not, such as our 1998 acquisition of Corporate Property Investors, the 2002 Rodamco portfolio transaction, and our 2004 acquisition of Chelsea Property Group. Chelsea is a great example of a growth engine that we uncovered. The Chelsea business generated NOI of $283 million in 2003, prior to our deal. In 2007, NOI generated was $477 million, or an increase of 69%.

Our ability to create value through M&A activity was further demonstrated by the successful acquisition and integration of The Mills Corporation in 2007. This transaction was immediately accretive to earnings, and we expect to capitalize upon several additional value creation opportunities as a result of our ownership and management of this portfolio.

In total, we have completed over $25 billion of acquisitions since our 1993 IPO. We financed these transactions appropriately, maintaining the integrity of our balance sheet and protecting the growth prospects of our Company. We are also not opposed to selling non-core assets and reallocating the capital into our existing franchise assets. Over the last five years we have sold 53 assets, generating approximately $1.3 billion in net proceeds.

Value of Our Assets. Our top 50 assets (based upon NOI contribution) generate sales in excess of $710 per square foot and contribute over 41% of our total NOI. We believe that assets of this quality will continue to appreciate in value, even in today's capital markets.

Strong Management Team. Retail real estate is a management intensive business. The assets are always evolving, and we continually strive to ensure that our properties provide the right tenant mix as well as a comfortable and safe shopping environment for our shoppers, all the while controlling operating and capital expenditures. We achieve this balance with what I believe is one of the strongest and deepest management teams in the industry.

Sustainability. In 2004, SPG implemented a comprehensive strategy to improve energy efficiency. Since that time, we have reduced our electricity usage by over 10% without affecting comfort, safety or reliability. Energy efficiency is good for the environment and good for our profitability, and as a result of our efforts, we have been recognized as a leader in this area.

- In November of 2007, we received the NAREIT Gold "Leader in the Light" Award for the second year in a row for demonstrating superior and sustained energy use practices.
- In March of 2008, we were selected as "Energy Partner of the Year" by the U.S. Environmental Protection Agency.

While 2008 promises to be a challenging economic period, I believe we are poised for continued success.

As I stated at the beginning of this letter, ours is a growing business, with a reasonably predictable income stream and positive cash flow. We had a very good year in 2007, with strong FFO growth, success in the execution of our development and redevelopment pipeline, and a successful completion of the Mills transaction.

As we enter 2008, the economy is clearly slowing, retail sales have softened, and certain retailers are retrenching; however, our high-quality, recession-resistant fortress assets will serve as a solid foundation in this environment. Additionally, our development and redevelopment pipeline will continue to create future value, and we are well-positioned to fund this pipeline in spite of the volatile capital markets.

We will also look for opportunities in this environment. We are somewhat contrarian, and we tend to move ahead of the pack as evidenced by our transaction history. In these uncertain markets, perhaps we can identify new opportunities.

I would like to thank my colleagues for continuing to add value to the Company on a daily basis. Your hard work and thoughtfulness will be more important than ever in the year ahead. I would also like to thank our Board of Directors for their strategic oversight and support of our management team. And finally, I would like to thank our stockholders for their continued confidence in our organization and our business model.



David Simon, Chairman & CEO
March 11, 2008

The Mills Portfolio. In April of 2007, the Company completed the acquisition of The Mills Corporation in a joint venture with funds managed by Farallon Capital Management. SPG owns 50% of the venture.

The Mills portfolio is comprised of two distinctive types of assets – regional malls and The Mills®. The Mills® properties are large retail venues focused on delivering value for the consumer. They are primarily well-located in major metropolitan markets. They have considerable consumer brand equity and large trade areas, and they generate significant sales volumes. Their value orientation is an excellent fit with SPG's regional mall and Premium Outlet portfolios.

Our Company has a proven track record of successfully acquiring and enhancing retail real estate assets and the Mills portfolio will benefit from leasing and operational synergies with SPG's other retail real estate platforms. The acquisition was immediately accretive to earnings in 2007 and additional value creation opportunities within this portfolio include:

- Significant redevelopment opportunities at several of the Mills assets.
- Meaningfully increasing occupancy in the regional mall portfolio over the next 24 months.
- Introducing new full-priced regional mall retailers and Premium Outlet tenants to The Mills® assets.



THE DOMAIN, AUSTIN, TX

Regional Malls


ST. JOHNS TOWN CENTER, JACKSONVILLE, FL



Regional Malls

Over 75% of Simon Property Group's net operating income is generated by the Company's regional mall platform. Included in this portfolio are assets of national and international renown including Copley Place in Boston, The Fashion Center at Pentagon in Washington, D.C., Fashion Valley Mall in San Diego, The Forum Shops at Caesars in Las Vegas, Lenox Square and Phipps Plaza in Atlanta, Roosevelt Field in New York, Stanford Shopping Center in Palo Alto, and Town Center at Boca Raton.

As of December 31	2007[1]	2006
Number of properties	168	171
Gross Leasable Area (in millions of square feet)	164.0	166.4
Occupancy[2]	93.5%	93.2%
Comparable Sales per Square Foot[3]	$ 491	$ 476
Average Base Rent per Square Foot[2]	$ 37.09	$ 35.38

(1) Statistics do not include the regional malls acquired in the 2007 Mills acquisition.
(2) For mall and freestanding stores.
(3) For mall and freestanding stores with less than 10,000 square feet.


BROOKS BROTHERS
BROOKS BROTHERS

ST. JOHNS TOWN CENTER, JACKSONVILLE, FL


CASTLETON SQUARE
JCPENNEY • MACY'S • VON MAUR • SEARS
BORDERS

CASTLETON SQUARE, INDIANAPOLIS, IN

2007 Accomplishments

New Developments

- Opened The Domain in Austin, Texas on March 9th. The center combines 700,000 square feet of luxury fashion and restaurant space, 75,000 square feet of Class A office space and 390 apartments catering to Austin's growing population. The Domain is anchored by Macy's and central Texas' first Neiman Marcus. Of The Domain's 75 retailers, more than 30 high-end retailers and restaurants made their Austin-area debuts at the property. Stores range from innovative home décor retailers such as Z Gallerie to fashion retailers like Lilly Pulitzer and Juicy Couture. Other exclusive retailers include Tiffany, Intermix and Louis Vuitton.

Expansion Projects

- Opened the Company's first asset intensification project at Village at SouthPark. During June and July of 2007, the Company opened the 48,000 square foot small shop retail component anchored by Crate & Barrel and the residential component of 150 luxury apartments at The Village at SouthPark – a mixed-use project located adjacent to the highly successful SouthPark in Charlotte, North Carolina.
- Completed eight significant redevelopment projects, four of which utilized land formerly occupied by a department store:
  - Castleton Square in Indianapolis, Indiana – addition of lifestyle component with AMC Theatres, Borders, Stir Crazy and small shops.
  - Greenwood Park Mall in Greenwood (Indianapolis), Indiana – addition of lifestyle component with Barnes & Noble, The Cheesecake Factory, Stir Crazy, B.J.'s Brewhouse, Paradise Bakery & Café and small shops.
  - Lehigh Valley Mall in Whitehall, Pennsylvania – addition of lifestyle component with Barnes & Noble, Pottery Barn, Williams-Sonoma, Bonefish Grill and Bravo; mall renovation and addition of outlots.
  - Lenox Square in Atlanta, Georgia – Neiman Marcus expansion, addition of second level of luxury small shops and mall renovation.
  - Northgate Mall in Seattle, Washington – addition of lifestyle component with Barnes & Noble, Panera Bread, Macaroni Grill, Stanford's Steak House and Gene Juarez Spa.
  - Smith Haven Mall in Lake Grove (New York), New York – addition of lifestyle component with Dick's Sporting Goods, Barnes & Noble, California Pizza Kitchen, The Cheesecake Factory and small shops; addition of Macy's Furniture and mall renovation.
  - St. Johns Town Center in Jacksonville, Florida – 192,000 square foot small shop and restaurant expansion including Juicy Couture, Lacoste, Louis Vuitton, White House|Black Market, Mitchell's Fish Market and The Capital Grille.
  - Town Center at Boca Raton in Boca Raton, Florida – addition of lifestyle component anchored by Crate & Barrel, Anthropologie and Blue Martini.


VILLAGE AT SOUTHPARK, CHARLOTTE, NC

LENOX SQUARE, ATLANTA, GA




The Cheesecake Factory
The Cheesecake Factory
GREENWOOD PARK MALL, GREENWOOD, IN

Focus for 2008

New Developments

- Hamilton Town Center is under construction and scheduled to open in May of 2008. The 634,000 square foot first phase of this open-air retail center in Noblesville (Indianapolis), Indiana is comprised of a town center component anchored by a 16 screen theater (with IMAX), Borders and Dick's Sporting Goods and two community center components anchored by JCPenney (opened in October of 2007), Steinmart, Bed Bath and Beyond, DSW and Ulta.

Expansion Projects

- Aventura Mall in Miami Beach, Florida – addition of Nordstrom, small shops and a parking deck was completed in February of 2008.
- Burlington Mall in Burlington (Boston), Massachusetts – addition of Nordstrom and small shops and mall renovation will be completed by March 28, 2008.
- Northshore Mall in Peabody (Boston), Massachusetts – addition of Nordstrom, small shops, The Cheesecake Factory (opened in 2007) and P.F. Chang's as well as a mall renovation will open in phases throughout 2008 with Nordstrom opening in the first quarter of 2009.
- Ross Park Mall in Pittsburgh, Pennsylvania – addition of Nordstrom and small shops will open in October of 2008.
- Tacoma Mall in Tacoma (Seattle), Washington – relocation of Nordstrom and two-phase lifestyle addition will include small shops and restaurants. Nordstrom and phase I addition will open in October of 2008 followed by the phase II addition in December 2009.
- University Park Mall in Mishawaka, Indiana – addition of lifestyle component including Barnes & Noble, Ulta, Granite City Food & Brewery, Bar Louie, Paradise Bakery & Café and small shops will begin opening in June of 2008. Barnes & Noble is scheduled to open in 2009.

All six of these projects utilize land formerly occupied by a department store.

Renovations

- Mall renovation initiative is underway to update mall appearance and enhance customer amenities – 15 regional malls will be completed in 2008 and early 2009.

Premium Outlet Centers®

YEOJU PREMIUM OUTLETS, SEOUL, KOREA

Premium Outlet Centers®



The Premium Outlet Center® platform was acquired by SPG in 2004 with the acquisition of Chelsea Property Group. Chelsea's pioneering concept – the upscale outlet center strategically located in a major metropolitan or tourist market – began over a quarter of a century ago. With assets in the U.S., Japan, Mexico and Korea, we are the world's largest developer, owner and operator of outlet centers.

As of December 31	2007	2006
U.S. Premium Outlets:		
Number of properties	38	36
Gross Leasable Area (in millions of square feet)	15.0	13.9
Occupancy [1]	99.7%	99.4%
Comparable Sales per Square Foot [1]	$ 504	$ 471
Average Base Rent per Square Foot [1]	$ 25.67	$ 24.23
International Premium Outlets:		
Number of properties	8	6
Gross Leasable Area (in millions of square feet)	2.2	1.7
Occupancy [2]	100%	100%
Comparable Sales per Square Foot [1][2]	¥ 93,169	¥ 89,238
Average Base Rent per Square Foot [1][2]	¥ 4,626	¥ 4,646

(1) For all owned gross leasable area.

(2) Does not include Premium Outlets Punta Norte in Mexico and Yeoju Premium Outlets in Korea.


COACH
COACH

LAS AMERICAS PREMIUM OUTLETS, SAN DIEGO, CA


BROOKS

LAS AMERICAS PREMIUM OUTLETS, SAN DIEGO, CA


LAST CALL

PHILADELPHIA PREMIUM OUTLETS, LIMERICK, PA



YEOJU PREMIUM OUTLETS, SEOUL, KOREA

2007 Accomplishments

- Acquired The Shops at Las Americas, a 560,000 square foot upscale outlet center on August 23rd. The center, renamed Las Americas Premium Outlets®, is located at the San Diego-Tijuana border off Interstate 5 in San Diego, California. The center has 125 stores including Banana Republic, Calvin Klein, Coach, Kenneth Cole, Neiman Marcus Last Call, Nike and Polo Ralph Lauren.

New Developments

- Opened Yeoju Premium Outlets, the first Premium Outlet Center in Korea, on June 1st. The project is located on Expressway 50 approximately 36 miles southeast of Seoul in Gyeonggi Province. The 250,000 square-foot first phase of the project opened with 120 tenants. The center was 100% leased at opening, with approximately 90% of the center leased to international brands and the balance to Korean domestic brands.
- Opened Kobe-Sanda Premium Outlets, the sixth Premium Outlet Center in Japan, on July 5th. The project is located 22 miles north of downtown Kobe and 30 miles northwest of central Osaka. The 195,000 square-foot first phase of the project opened 100% leased to 90 tenants. Approximately 70% of the center has been leased to international brands and the balance to Japanese domestic brands.
- Opened Philadelphia Premium Outlets, a 425,000 square foot upscale manufacturers' outlet center in Limerick, Pennsylvania, 35 miles northwest of Philadelphia, on November 8th. The center is 99% leased to tenants including Ann Taylor, Banana Republic, Coach, Elie Tahari, Kate Spade, Michael Kors, Neiman Marcus Last Call and Sony. Phase II of this project, comprising 120,000 square feet, is already under construction and scheduled to open in April of 2008.



KOBE-SANDA PREMIUM OUTLETS, KOBE, JAPAN

Focus for 2008

New Developments

- Houston Premium Outlets will comprise 427,000 square feet and is scheduled to open on March 27, 2008 in Cypress (Houston), Texas. Tenants at the center will include Adidas, Banana Republic, Coach, Cole Haan, Elie Tahari, Juicy Couture, Michael Kors, Nike, True Religion and Tommy Hilfiger.

- Jersey Shore Premium Outlets, comprising 435,000 square feet, is scheduled to open in November of 2008 in Tinton Falls (New York City), New Jersey.

- Sendai Izumi Premium Outlets, our seventh Premium Outlet Center in Japan, comprises 172,000 square feet and is scheduled to open in October of 2008.

Expansion Projects

- Las Vegas Premium Outlets will be expanded by 104,000 square feet and two five-level parking garages. The project is 100% leased and will open by March 31, 2008.

- Phase II of Rio Grande Valley Premium Outlets in Mercedes, Texas will comprise 144,000 square feet and open on March 20, 2008.

- The 95,000 square foot third phase of Gotemba Premium Outlets in Japan is scheduled to open on March 25, 2008 bringing the center to 485,000 square feet and 200 stores.

- The expansion of Orlando Premium Outlets will add 114,000 square feet and a four-level parking garage. The project is expected to open 100% leased in November of 2008.

- The expansion of Camarillo Premium Outlets in Camarillo, California, to be named The Promenade, will add 225,000 square feet and be anchored by Neiman Marcus Last Call and Saks Fifth Avenue Off 5th. The project will open in the spring of 2009.

The Mills®

THE COLONNADE AT SAWGRASS MILLS, SUNRISE (MIAMI), FL

The Mills®



In April of 2007, the Company completed the acquisition of The Mills Corporation in a joint venture with funds managed by Farallon Capital Management. SPG owns 50% of the venture. The Mills® properties are large retail venues focused on delivering value for the consumer, primarily well-located in major metropolitan markets. These centers have considerable consumer brand equity and large trade areas, and they generate significant sales volumes.

As of December 31	2007[1]
Number of properties	17
Gross Leasable Area (in millions of square feet)	24.3
Occupancy[2]	94.1%
Comparable Sales per Square Foot[3]	$ 372
Average Base Rent per Square Foot[2]	$ 19.06

(1) Statistics do not include the regional malls acquired in the 2007 Mills acquisition.

(2) For all owned gross leasable area.

(3) For mall and freestanding stores with less than 10,000 square feet.

CONCORD MILLS, CONCORD (CHARLOTTE), NC


Bass Pro Shops
Outdoor World
REDHEAD


AMERICAN EAGLE OUTFITTERS
GAP OUTLET
GAP


THE CHILDREN'S PLACE


kate spade NEW YORK
BURBERRY
HUGO BOSS
Crate&Barrel Outlet
ST. JOHN
ESCADA
BROOKS BROTHERS FACTORY STORE



2007 Accomplishments

- Completed the acquisition of The Mills Corporation in April of 2007 in a joint venture with funds managed by Farallon Capital Management - SPG owns 50% of the venture.
- Completely integrated the Mills portfolio into the SPG infrastructure within 90 days.
- Hired approximately 50 people in Indianapolis to accommodate the increase in back office operations, while maintaining a management, leasing and development presence in Chevy Chase, Maryland (former headquarters of The Mills Corporation).

Focus for 2008

- Establish a long-term positioning strategy for The Mills® that includes a defined leasing, development and management plan identifying optimal retail offerings, improved restaurant and entertainment features, and operational efficiencies.
- Begin to implement major development/expansion projects to maximize long-term asset performance and growth opportunities.
- Continue coordinated small shop leasing strategy across regional mall, Premium Outlet and The Mills® platforms.


BREWHOUSE
RESTAURANT
PALMS CROSSING, MCALLEN, TX

Community/Lifestyle Centers


WHOLE FOODS

The Company owns 67 community/lifestyle centers in 21 states. Many of these centers are located near or adjacent to SPG regional malls, resulting in complementary retail offerings and management efficiencies. It is beneficial to have a presence in multiple retail real estate formats to allow us to more effectively address retailer growth plans and to deepen relationships with retailers.

As of December 31	2007[1]	2006
Number of properties	67	69
Gross Leasable Area (in millions of square feet)	18.6	19.1
Occupancy[2]	94.1%	93.2%
Average Rent per Square Foot[2]	$ 12.43	$ 11.82

(1) Statistics do not include the community centers acquired in the 2007 Mills acquisition.

(2) For all owned gross leasable area.

Community/Lifestyle Centers


BARNES & NOBLE
BOOKSELLERS
Café
OPEN
PALMS CROSSING, MCALLEN, TX


PIER PARK, PANAMA CITY BEACH, FL

2007 Accomplishments

- Opened the first phase of Palms Crossing, a 396,000 square foot community center in McAllen, Texas on November 15th. The center is 99% leased and is anchored by Beall's, DSW, Barnes & Noble, Babies "R" Us, Sports Authority, Ulta Cosmetics and Ashley Furniture. Restaurants include P.F. Chang's, B.J.'s Restaurant and Brewery, Macaroni Grill and Houlihan's.

Focus for 2008

- Pier Park is a 920,000 square foot community/lifestyle center under construction in Panama City Beach, Florida. Dillard's, JCPenney, Target, The Grand 16-Plex Theatres, Ron Jon Surf Shop, Jimmy Buffett's Margaritaville and Back Porch Seafood House have already opened at the center. Borders and Old Navy will open by May of 2008.


ULTA

CINISELLO, MILAN, ITALY

International Properties

SPG's approach to international expansion is to seek opportunistic risk-adjusted returns through new development and redevelopment activities.



The Company partners with established real estate companies to utilize their knowledge of local markets, practices and customs, while we add value to the venture with our development, leasing and management expertise. The Company's international Premium Outlet Center® statistics are reported on page 11.

As of December 31	2007	2006
Number of properties	51	53
Gross Leasable Area (in millions of square feet)	13.3	12.2
Occupancy	98.7%	97.1%
Comparable Sales per Square Foot	€ 421	€ 391
Average Rent per Square Foot	€ 29.58	€ 26.29

International Properties

2007 Accomplishments

- Opened Porta di Roma shopping center in Rome, Italy on July 26th. The center is located on the north side of Rome adjacent to the Grande Annulare, the peripheral highway which circles the city. The 1.3 million square foot center (Italy's largest shopping center) opened 97% leased and is anchored by Auchan, LeRoy Merlin, IKEA and a 14-screen UGC Movie Theatre.

- Opened Cinisello shopping center in Milan, Italy on September 26th. The 400,000 square foot center opened fully leased, is anchored by Auchan, and contains approximately 100 shops including H&M, Darty, Scarpe Scarpe, Nike, Calvin Klein, and Conbipel.


IKEA
Arredamenti
PORTA DI ROMA, ROME, ITALY


PORTA DI ROMA, ROME, ITALY


CINISELLO, MILAN, ITALY

- Opened Vulcano Buono in Nola (Naples), Italy on December 6th. This one million square foot shopping center is nearly 100% leased and is anchored by Auchan, Coin, a Holiday Inn hotel and Media World.

Focus for 2008

- Argine (Naples, Italy), a 300,000 square foot shopping center is scheduled to open in December of 2008.

- Catania (Sicily, Italy), a 642,000 square foot shopping center is scheduled to open in June of 2010.

- Five projects under construction in China are located in Changshu, Hangzhou, Hefei, Suzhou and Zhengzhou. The centers range in size from 300,000 to 760,000 square feet and will be anchored by Wal-Mart. A 2008 opening is scheduled for Changshu, followed by anticipated 2009 openings for the remaining four centers.


DARTY
telefonia
INCASSO

Balance Sheet and Capital Markets



Total Market Capitalization at December 31, 2007
2.8% Preferred Equity
Mortgage Debt 23.1%
Common Equity 49.5%
Unsecured Debt 24.6%



Fixed versus Floating Rate Debt at December 31, 2007
Floating Rate Debt 19%
Fixed Rate Debt 81%

As we have grown our business, we have maintained the integrity of our balance sheet as evidenced by the highest investment grade ratings among U.S. REITs:

- S&P A- (Stable Outlook)
- Moody's A3 (Stable Outlook)

In 2008, we anticipate that our FFO payout ratio will remain below 60%, and we expect to generate over $400 million of cash flow (after the payment of operational capital expenditures and dividends and distributions).

SPG's financing strategy is conservative, as we believe that our assets should be financed primarily with long-term, fixed-rate debt, and that we should be positioned at all times to access capital in multiple forms.



Share of Total Debt Amortization and Maturities by Year (as of December 31, 2007)
($ in Millions)
Secured
Unsecured
Credit Facility
$1,367
$2,139
$3,086
$5,050
$3,135
$914
$1,915
$1,642
$2,095
$1,926
$202
$31
2008
2009
2010
2011
2012
2013
2014
2015
2016
2017
2018
Thereafter



Total Return Performance
December 31, 2002 to December 31, 2007
Simon Property Group, Inc.
FTSE NAREIT Equity REIT Index
S&P 500 Index
$400
$350
$300
$250
$200
$150
$100
$50
$0
12/31/02
12/31/03
12/31/04
12/31/05
12/31/06
12/31/07

(In Dollars)	12/31/2002	12/31/2003	12/31/2004	12/31/2005	12/31/2006	12/31/2007
Simon Property Group, Inc	100	144.5	211.9	261.3	357.9	317.3
FTSE NAREIT Equity REIT Index	100	137.1	180.4	202.4	273.3	230.5
S&P 500 Index	100	128.7	142.7	149.7	173.3	182.9

The line graph below compares the percentage change in the cumulative total shareholder return on our common stock as compared to the cumulative total return of the S&P 500 Index and the FTSE NAREIT Equity REIT Index for the period December 31, 2002 through December 31, 2007. The graph assumes an investment of $100 on December 31, 2002, a reinvestment of dividends and actual increase in the market value of the common stock relative to an initial investment of $100. The comparisons in this table are required by the Securities and Exchange Commission and are not intended to forecast or be indicative of possible future performance.

SELECTED FINANCIAL DATA

(In thousands, except per share data)

The following tables set forth selected financial data. The selected financial data should be read in conjunction with the financial statements and notes thereto and with Management's Discussion and Analysis of Financial Condition and Results of Operations. Other data we believe is important in understanding trends in our business is also included in the tables.

As of or for the Year Ended December 31,	2007	2006	2005	2004[1]	2003
OPERATING DATA:					
Total consolidated revenue	**$ 3,650,799**	$ 3,332,154	$ 3,166,853	$ 2,585,079	$ 2,242,399
Income from continuing operations	**519,304**	563,443	353,407	350,830	334,198
Net income available to common stockholders	**$ 436,164**	$ 486,145	$ 401,895	$ 300,647	$ 313,577
BASIC EARNINGS PER SHARE:					
Income from continuing operations	**$ 2.09**	$ 2.20	$ 1.27	$ 1.49	$ 1.47
Discontinued operations	**(0.13)**	—	0.55	(0.04)	0.18
Net income	**$ 1.96**	$ 2.20	$ 1.82	$ 1.45	$ 1.65
Weighted average shares outstanding	**222,998**	221,024	220,259	207,990	189,475
DILUTED EARNINGS PER SHARE:					
Income from continuing operations	**$2.08**	$ 2.19	$ 1.27	$ 1.48	$ 1.47
Discontinued operations	**(0.13)**	—	0.55	(0.04)	0.18
Net income	**$ 1.95**	$ 2.19	$ 1.82	$ 1.44	$ 1.65
Diluted weighted average shares outstanding	**223,777**	221,927	221,130	208,857	190,299
Dividends per share [2]	**$ 3.36**	$ 3.04	$ 2.80	$ 2.60	$ 2.40
BALANCE SHEET DATA:					
Cash and cash equivalents	**$ 501,982**	$ 929,360	$ 337,048	$ 520,084	$ 535,623
Total assets	**23,605,662**	22,084,455	21,131,039	22,070,019	15,684,721
Mortgages and other indebtedness	**17,218,674**	15,394,489	14,106,117	14,586,393	10,266,388
Stockholders' equity	**$ 3,563,383**	$ 3,979,642	$ 4,307,296	$ 4,642,606	$ 3,338,627
OTHER DATA:					
Cash flow provided by (used in):					
Operating activities	**$ 1,455,745**	$ 1,273,367	$ 1,170,371	$ 1,080,532	$ 950,869
Investing activities	**(2,036,921)**	(601,851)	(52,434)	(2,745,697)	(761,663)
Financing activities	**$ 153,798**	$ (79,204)	$(1,300,973)	$ 1,649,626	$ (50,712)
Ratio of Earnings to Fixed Charges and Preferred Stock Dividends [3]	**1.44x**	1.56x	1.40x	1.51x	1.50x
Funds from Operations (FFO) [4]	**$ 1,691,887**	$ 1,537,223	$ 1,411,368	$ 1,181,924	$ 1,041,105
FFO allocable to Simon Property	**$ 1,342,496**	$ 1,215,319	$1,110,933	$ 920,196	$ 787,467

Notes

(1) On October 14, 2004 we acquired the former Chelsea Property Group, Inc. In the accompanying financial statements, Note 2 describes the basis of presentation and Note 4 describes acquisitions and disposals.

(2) Represents dividends declared per period.

(3) The ratios for 2004 and 2003 have been restated for the reclassification of discontinued operations described in Note 3.

(4) FFO is a non-GAAP financial measure that we believe provides useful information to investors. Please refer to Management's Discussion and Analysis of Financial Condition and Results of Operations for a definition and reconciliation of FFO.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

You should read the following discussion in conjunction with the consolidated financial statements and notes thereto that are included in this Annual Report to Stockholders. Overview Simon Property Group, Inc., or Simon Property, is a Delaware corporation that operates as a self-administered and self-managed real estate investment trust, or REIT, under the Internal Revenue Code. To qualify as a REIT, among other things, a company must distribute at least 90 percent of its taxable income to its stockholders annually. Taxes are paid by stockholders on dividends received and any capital gains distributed. Most states also follow this federal treatment and do not require REITs to pay state income tax. Simon Property Group, L.P., or the Operating Partnership, is our majority-owned partnership subsidiary that owns all of our real estate properties. In this discussion, the terms "we", "us" and "our" refer to Simon Property Group, Inc. and its subsidiaries.

We own, develop, and manage retail real estate properties, primarily regional malls, Premium Outlet® centers, The Mills®, and community/lifestyle centers. As of December 31, 2007, we owned or held an interest in 320 income- producing properties in the United States, which consisted of 168 regional malls, 67 community/lifestyle centers, 38 Premium Outlet centers, 37 properties acquired in the Mills acquisition, and 10 other shopping centers or outlet centers in 41 states plus Puerto Rico. Of the 37 Mills properties acquired, 17 of these are The Mills, 16 are regional malls, and four are community centers. We also own interests in four parcels of land held in the United States for future development. In the United States, we have four new properties currently under development aggregating approximately 2.75 million square feet which will open during 2008. Internationally, we have ownership interests in 51 European shopping centers (France, Italy, and Poland); six Premium Outlet centers in Japan, one Premium Outlet center in Mexico, and one Premium Outlet center in South Korea. Also, through a joint venture arrangement, we have a 32.5% interest in five shopping centers under construction in China.

We generate the majority of our revenues from leases with retail tenants including:

- Base minimum rents,
- Overage and percentage rents based on tenants' sales volume, and
- Recoveries of substantially all of our recoverable expenditures, which consist of property operating, real estate taxes, repair and maintenance, and advertising and promotional expenditures.

Revenues of our management company, after intercompany eliminations, consist primarily of management fees that are typically based upon the revenues of the property being managed.

We seek growth in earnings, funds from operations, or FFO, and cash flows by enhancing the profitability and operation of our properties and investments. We seek to accomplish this growth through the following:

- Focusing on leasing to increase revenues and utilization of economies of scale to reduce operating expenses,
- Expanding and re-tenanting existing franchise locations at competitive market rates,
- Adding mixed-use elements to properties through our asset intensification initiatives, including the addition of multifamily housing, condominiums, hotels and self-storage facilities,
- Acquiring high quality real estate assets or portfolios of assets, and
- Selling non-core assets.

We also grow by generating supplemental revenues from the following activities:

- Establishing our malls as leading market resource providers for retailers and other businesses and consumer-focused corporate alliances, including: payment systems (including handling fees relating to the sales of bank-issued prepaid cards), national marketing alliances, static and digital media initiatives, business development, sponsorship, and events,
- Offering property operating services to our tenants and others, including: waste handling and facility services, as well as major capital expenditures such as roofing, parking lots and energy systems,
- Selling or leasing land adjacent to our shopping center properties, commonly referred to as "outlots" or "outparcels," and,
- Generating interest income on cash deposits and loans made to related entities.

We focus on high quality real estate across the retail real estate spectrum. We expand or renovate to enhance existing assets' profitability and market share when we believe the investment of our capital meets our risk-reward criteria. We selectively develop new properties in major metropolitan areas that exhibit strong population and economic growth.

We routinely review and evaluate acquisition opportunities based on their ability to complement our portfolio. Lastly, we are selectively expanding our international presence. Our international strategy includes partnering with established real estate companies and financing international investments with local currency to minimize foreign exchange risk.

To support our growth, we employ a three-fold capital strategy:

- Provide the capital necessary to fund growth,
- Maintain sufficient flexibility to access capital in many forms, both public and private, and
- Manage our overall financial structure in a fashion that preserves our investment grade credit ratings.

RESULTS OVERVIEW

Diluted earnings per common share decreased $0.24 during 2007, or 11.0%, to $1.95 from $2.19 for 2006. The 2007 results include $19.0 million of lease settlements related to two department store closures, our share of the gain on sale of assets in Poland of $90.6 million, and $39.1 million of interest income attributable to loans made to The Mills Corporation and its majority-owned subsidiary, The Mills Limited Partnership (collectively "Mills") and SPG-FCM Ventures, LLC ("SPG-FCM"), net of inter-entity eliminations, and increases in portfolio operations. Also included in 2007 were $28.0 million in losses on sale of discontinued operations (net of limited partners' interest) and a $35.6 million charge, net-of-tax benefit, related to the impairment of our investment in an Arizona land joint venture investment. Included in the 2006 results is a $34.4 million gain from the sale of partnership interests in Simon Ivanhoe, S.à.r.l., or Simon Ivanhoe, one of our European joint ventures, to a new partner, an $86.5 million gain related to our receipt of capital transaction proceeds, and recognition of $15.6 million in income during 2006 from a property in which we had a beneficial interest, representing the right to receive cash flow, capital distributions, and related profits and losses, and increases in portfolio operations.

Core business fundamentals remained strong during 2007. Regional mall comparable sales per square foot ("psf") increased in 2007, by 3.2% to $491 psf from $476 psf in 2006, reflecting stable retail sales activity. Our regional mall average base rents increased 4.8% to $37.09 psf from $35.38 psf. In addition, our regional mall leasing spreads were $5.64 psf as of December 31, 2007, compared to $6.48 psf as of December 31, 2006, principally as a result of leasing larger "big box" spaces in 2007, which are generally at a lower rent per square foot as compared to traditional in-line retail stores. The operating fundamentals of the Premium Outlet centers, The Mills centers, and community/lifestyle centers also contributed to the improved 2007 operating results, as seen in the section entitled "United States Portfolio Data". Finally, regional mall occupancy was 93.5% as of December 31, 2007, as compared to 93.2% as of December 31, 2006.

During 2007, SPG-FCM, an entity in which a subsidiary of the Operating Partnership holds a 50% interest, completed the Mills acquisition, which adds an additional 37 properties and over 42 million square feet of gross leasable area to our portfolio. The properties are generally located in major metropolitan areas and consist of a combination of traditional anchor tenants, local and national retailers, and a number of larger "big box" tenants. The acquisition required an equity investment of $650.0 million by us, as well as our providing loans to SPG-FCM and Mills in various amounts throughout 2007 to effect the initial successful tender offer, and to acquire all remaining common and preferred equity, and to pay various costs of the transaction. We also serve as manager of the properties acquired in this transaction, which is more fully discussed in the "Liquidity and Capital Resources" section.

We continue to identify additional opportunities in various international markets. We continue to focus on our joint venture interests in Europe, Japan, and other market areas abroad. In 2005, we realigned the interests in Simon Ivanhoe with the result that our ownership and that of our new partner, Ivanhoe Cambridge, Inc., were increased to 50% each in the first quarter of 2006. In 2007, we increased our presence in Europe and Asia with the opening of Cinisello in Italy, a 376,000 square-foot center, Porta di Roma in Italy, a 1,300,000 square-foot center, Nola-Vulcano Buono in Italy, a 876,000 square-foot center, Yeoju Premium Outlets in South Korea, a 250,000 square-foot center, and Kobe-Sanda Premium Outlets in Japan, a 194,000 square foot center. We also opened expansions to a Premium Outlet center in Toki, Japan and a shopping center in Wasquehal, France. We expect international development and redevelopment/expansion activity for 2008 to include:

- Continuing construction by GCI, of three shopping centers: one in Naples, and two in Sicily with a total gross leasable area, or GLA, of nearly 1.2 million square feet;
- Completing and opening of Sendai Izumi Premium Outlets Phase 1, a 172,000 square foot Premium Outlet center located in Japan. We hold a 40% ownership interest in this property; and
- Completing and opening one and continuing construction on four additional Wal-Mart anchored shopping centers, all located in China. We hold a 32.5% ownership interest in these centers.

Despite a 15 basis point increase in the average LIBOR rate for the year as compared to the prior year (5.25% for 2007 versus 5.10% for 2006), our effective overall borrowing rate for the year ended December 31, 2007 decreased thirty basis points as compared to the year ended December 31, 2006. Our consolidated financing activities for the year ended December 31, 2007 included:

- We repaid $1.1 billion in unsecured notes that bore interest ranging from 6.38% to 7.25%.
- We repaid four mortgages totaling $191.3 million that bore interest at fixed rates ranging from 7.65% to 9.38%.
- We increased our borrowings on our $3.5 billion unsecured credit facility to approximately $2.4 billion during the twelve months ended December 31, 2007. At December 31, 2006, there were no outstanding amounts on the U.S.-denominated portion of our credit facility, and the multicurrency portion of our credit facility had a balance of $305.1 million. The increase was as a result of our $650 million equity funding commitment to SPG-FCM in relation to the Mills acquisition, funding of a loan to SPG-FCM totaling $548 million, the funding of our share of development costs for consolidated and joint venture property development and redevelopment and expansion opportunities, our other consolidated acquisition activity, and the retirement of unsecured notes.
- As a result of the Mills acquisition, we now have a majority ownership interest in Gwinnett Place and Town Center at Cobb, and we now consolidate those two properties. Included in this consolidation were two mortgages secured by Gwinnett Place of $35.6 million and $79.2 million at fixed rates of 7.54% and 7.25%, respectively, and two mortgages secured by Town Center at Cobb of $45.4 million and $60.3 million at fixed rates of 7.54% and 7.25%, respectively. On May 23, 2007, we refinanced Gwinnett Place and Town Center at Cobb with $115.0 million and $280.0 million mortgages at fixed rates of 5.68% and 5.74% respectively.
- We placed a $200.0 million fixed-rate mortgage on Independence Center, a regional mall property, on July 10, 2007 which matures on July 10, 2017 and bears a rate of 5.94%.
- As a result of the acquisition of Las Americas Premium Outlets on August 23, 2007, we assumed its $180.0 million fixed-rate mortgage that matures June 11, 2016 and bears a rate of 5.84%.

United States Portfolio Data

The portfolio data discussed in this overview includes the following key operating statistics: occupancy; average base rent per square foot; and comparable sales per square foot for our four domestic platforms. We include acquired properties in this data beginning in the year of acquisition and remove properties sold in the year disposed. We do not include any properties located outside of the United States. The following table sets forth these key operating statistics for:

- properties that are consolidated in our consolidated financial statements,
- properties we account for under the equity method of accounting as joint ventures, and
- the foregoing two categories of properties on a total portfolio basis.

	2007	%/basis points Change [1]	2006	%/basis points Change [1]	2005	%/basis points Change [1]
REGIONAL MALLS:						
Occupancy						
Consolidated	93.9%	+90 bps	93.0%	-30 bps	93.3%	+60 bps
Unconsolidated	92.7%	-80 bps	93.5%	+80 bps	92.7%	+10 bps
Total Portfolio	**93.5%**	**+30 bps**	93.2%	+10 bps	93.1%	+40 bps
Average Base Rent per Square Foot						
Consolidated	$ 36.24	4.2%	$ 34.79	2.2%	$34.05	3.8%
Unconsolidated	$ 38.73	6.2%	$ 36.47	3.3%	$35.30	1.5%
Total Portfolio	**$ 37.09**	**4.8%**	$ 35.38	2.6%	$34.49	3.0%
Comparable Sales per Square Foot						
Consolidated	$ 472	2.2%	$ 462	6.2%	$ 435	5.8%
Unconsolidated	$ 530	4.9%	$ 505	5.6%	$ 478	3.9%
Total Portfolio	**$ 491**	**3.2%**	$ 476	5.8%	$ 450	5.4%
PREMIUM OUTLET CENTERS:						
Occupancy	99.7%	+30 bps	99.4%	-20 bps	99.6%	+30 bps
Average Base Rent per Square Foot	$ 25.67	5.9%	$ 24.23	4.6%	$23.16	6.0%
Comparable Sales per Square Foot	$ 504	7.0%	$ 471	6.1%	$ 444	7.8%
THE MILLS®:						
Occupancy	94.1%	—	—	—	—	—
Average Base Rent per Square Foot	$ 19.06	—	—	—	—	—
Comparable Sales per Square Foot	$ 372	—	—	—	—	—
MILLS REGIONAL MALLS:						
Occupancy	89.5%	—	—	—	—	—
Average Base Rent per Square Foot	$ 35.63	—	—	—	—	—
Comparable Sales per Square Foot	$444	—	—	—	—	—
COMMUNITY/LIFESTYLE CENTERS:						
Occupancy						
Consolidated	92.9%	+140 bps	91.5%	+200 bps	89.5%	-100 bps
Unconsolidated	96.6%	+10 bps	96.5%	+40 bps	96.1%	-140 bps
Total Portfolio	**94.1%**	**+90 bps**	93.2%	+160 bps	91.6%	-30 bp
Average Base Rent per Square Foot						
Consolidated	$ 12.73	7.0%	$ 11.90	1.7%	$11.70	5.2%
Unconsolidated	$ 11.85	1.5%	$ 11.68	8.0%	$10.81	3.1%
Total Portfolio	**$ 12.43**	**5.2%**	$ 11.82	3.6%	$11.41	4.6%

(1) Percentages may not recalculate due to rounding.

Occupancy Levels and Average Base Rent Per Square Foot. Occupancy and average base rent are based on mall and freestanding Gross Leasable Area, or GLA, owned by us in the regional malls, all tenants at The Mills and the Premium Outlet centers, and all tenants at community/lifestyle centers. Our portfolio has maintained stable occupancy and increased average base rents despite the current economic climate.

Comparable Sales Per Square Foot. Comparable sales include total reported retail tenant sales at owned GLA (for mall and freestanding stores with less than 10,000 square feet) in the regional malls, and all reporting tenants at The Mills and the Premium Outlet centers and community/lifestyle centers. Retail sales at owned GLA affect revenue and profitability levels because sales determine the amount of minimum rent that can be charged, the percentage rent realized, and the recoverable expenses (common area maintenance, real estate taxes, etc.) that tenants can afford to pay.

International Property Data

The following key operating statistics are provided for our international properties which we account for using the equity method of accounting.

	2007	2006	2005
European Shopping Centers			
Occupancy	**98.7%**	97.1%	98.1%
Comparable sales per square foot	**€ 421**	€ 391	€ 380
Average rent per square foot	**€ 29.58**	€ 26.29	€ 25.72
International Premium Outlet Centers [1]			
Occupancy	**100%**	100%	100%
Comparable sales per square foot	**¥93,169**	¥89,238	¥84,791
Average rent per square foot	**¥ 4,626**	¥ 4,646	¥ 4,512

(1) Does not include our center in Mexico (Premium Outlets Punta Norte), which opened December 2004, or our center in South Korea (Yeoju Premium Outlets), which opened in June 2007.

Critical Accounting Policies

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America, or GAAP, requires management to use judgment in the application of accounting policies, including making estimates and assumptions. We base our estimates on historical experience and on various other assumptions believed to be reasonable under the circumstances. These judgments affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the dates of the financial statements and the reported amounts of revenue and expenses during the reporting periods. If our judgment or interpretation of the facts and circumstances relating to various transactions had been different, it is possible that different accounting policies would have been applied resulting in a different presentation of our financial statements. From time to time, we evaluate our estimates and assumptions. In the event estimates or assumptions prove to be different from actual results, adjustments are made in subsequent periods to reflect more current information. Below is a discussion of accounting policies that we consider critical in that they may require complex judgment in their application or require estimates about matters that are inherently uncertain. For a summary of all of our significant accounting policies, see Note 3 of the Notes to Consolidated Financial Statements.

- We, as a lessor, retain substantially all of the risks and benefits of ownership of the investment properties and account for our leases as operating leases. We accrue minimum rents on a straight-line basis over the terms of their respective leases. Substantially all of our retail tenants are also required to pay overage rents based on sales over a stated base amount during the lease year. We recognize overage rents only when each tenant's sales exceeds its sales threshold.
- We review investment properties for impairment on a property-by-property basis whenever events or changes in circumstances indicate that the carrying value of investment properties may not be recoverable. These circumstances include, but are not limited to, declines in cash flows, occupancy and comparable sales per square foot at the property. We recognize an impairment of investment property when the estimated undiscounted operating income before depreciation and amortization plus its residual value is less than the carrying value of the property. To the extent impairment has occurred, we charge to income the excess of carrying value of the property over its estimated fair value. We may decide to sell properties that are held for use and the sale prices of these properties may differ from their carrying values.
- To maintain our status as a REIT, we must distribute at least 90% of our taxable income in any given year and meet certain asset and income tests. We monitor our business and transactions that may potentially impact our REIT status. In the unlikely event that we fail to maintain our REIT status, and available relief provisions do not apply, then we would be required to pay federal income taxes at regular corporate income tax rates during the period we did not qualify as a REIT. If we lost our REIT status, we could not elect to be taxed as a REIT for four years unless our failure was due to reasonable cause and certain other conditions were met. As a result, failing to maintain REIT status would result in a significant increase in the income tax expense recorded during those periods.
- We make estimates as part of our allocation of the purchase price of acquisitions to the various components of the acquisition based upon the relative value of each component. The most significant components of our allocations are typically the allocation of fair value to the buildings as-if-vacant, land and market value of in-place leases. In the case of the fair value of buildings and the allocation of value to land and other intangibles, our estimates of the values of these components will affect the amount of depreciation we record over the estimated useful life of the property acquired or the remaining lease term. In the case of the market value of in-place leases, we make our best estimates of the tenants' ability to pay rents based upon the tenants' operating performance at the property, including the competitive position of the property in its market as well as sales psf, rents psf, and overall occupancy cost

for the tenants in place at the acquisition date. Our assumptions affect the amount of future revenue that we will recognize over the remaining lease term for the acquired in-place leases.

- A variety of costs are incurred in the acquisition, development and leasing of properties. After determination is made to capitalize a cost, it is allocated to the specific component of a project that is benefited. Determination of when a development project is substantially complete and capitalization must cease involves a degree of judgment. Our capitalization policy on development properties is guided by SFAS No. 34 "Capitalization of Interest Cost" and SFAS No. 67 "Accounting for Costs and the Initial Rental Operations of Real Estate Properties." The costs of land and buildings under development include specifically identifiable costs. The capitalized costs include pre-construction costs essential to the development of the property, development costs, construction costs, interest costs, real estate taxes, salaries and related costs and other costs incurred during the period of development. We consider a construction project as substantially completed and held available for occupancy and cease capitalization of costs upon opening. Results of Operations In addition to the activity discussed above in "Results Overview", the following acquisitions, property openings, and other activity affected our consolidated results from continuing operations in the comparative periods:

RESULTS OF OPERATIONS

In addition to the activity discussed above in "Results Overview", the following acquisitions, property openings, and other activity affected our consolidated results from continuing operations in the comparative periods:

- On November 15, 2007, we opened Palms Crossing, a 396,000 square foot community center, located adjacent to the new McAllen Convention Center in McAllen, Texas.
- On November 8, 2007, we opened Philadelphia Premium Outlets, a 425,000 square foot outlet center located 35 miles northwest of Philadelphia in Limerick, Pennsylvania.
- On November 1, 2007, we acquired an additional 6.5% interest in Montgomery Mall.
- On August 23, 2007, we acquired Las Americas Premium Outlets, a 560,000 square foot upscale outlet center located in San Diego, California, for $283.5 million, including the assumption of its $180.0 million mortgage.
- On July 13, 2007, we acquired an additional 1% interest in Bangor Mall.
- On March 29, 2007, we acquired an additional 25% interest in two regional malls (Town Center at Cobb and Gwinnett Place) in the Mills acquisition and now consolidate those properties.
- On March 28, 2007, we acquired a 100% interest in The Maine Outlet, a 112,000 square foot outlet center located in Kittery, Maine for a purchase price of $45.2 million. The center is 99% occupied.
- On March 9, 2007, we opened The Domain, in Austin, Texas, which combines 700,000 square feet of luxury fashion and restaurant space, 75,000 square feet of Class A office space and 390 apartments. The Domain is anchored by Macy's and central Texas' first Neiman Marcus.
- On March 1, 2007, we acquired the remaining 40% interest in University Park Mall and University Center. We had previously consolidated these properties, but now have no provision for minority interest in our consolidated income from continuing operations since March 1, 2007.
- On December 1, 2006, we opened Shops at Arbor Walk, a 230,841 square foot community center located in Austin, Texas.
- On November 2, 2006, we opened Rio Grande Valley Premium Outlets, a 404,000 square foot upscale outlet center in Mercedes, Texas, 20 miles east of McAllen, Texas, and 10 miles from the Mexico border.
- On November 2, 2006, we received capital transaction proceeds of $102.2 million related to the beneficial interests in a mall that the Simon family contributed to us in 2006. This transaction terminated our beneficial interests and resulted in the recognition of a $86.5 million gain.
- On November 1, 2006, we acquired the remaining 50% interest in Mall of Georgia from our partner for $252.6 million which includes the assumption of our $96.0 million share of debt.
- On August 4, 2006, we opened Round Rock Premium Outlets, a 432,000 square foot Premium Outlet center located 20 minutes North of Austin, Texas in Round Rock, Texas.
- In November 2005, we opened Rockaway Plaza, a 450,000 square foot community center located in Rockaway, New Jersey, adjacent to our Rockaway Townsquare.
- On October 7, 2005, we opened Firewheel Town Center, a 785,000 square foot open-air regional mall located 15 miles northeast of downtown Dallas in Garland, Texas.
- On July 15, 2005, we opened Wolf Ranch, a 600,000 square foot open-air community center located in Georgetown, Texas.
- On May 6, 2005, we opened the 400,000 square foot Seattle Premium Outlets.

- On March 15, 2005, we and our joint venture partner completed the construction of, obtained permanent financing for, and opened St. Johns Town Center (St. Johns), a 1.5 million square foot open-air retail project in Jacksonville, Florida. Prior to the project's completion, we consolidated St. Johns as we were responsible for 85% of the development costs and were deemed to be the property's primary beneficiary. At opening and permanent financing, the ownership percentages were each adjusted to 50%, and we began to account for St. Johns using the equity method of accounting.

In addition to the activities discussed above and in "Results Overview", the following acquisitions, dispositions, and property openings affected our income from unconsolidated entities in the comparative periods:

- On October 17, 2007, we acquired an 18.75% interest in Denver West Village in Lakewood, Colorado through our ownership in SPG-FCM.
- On July 5, 2007, Simon Ivanhoe sold its interest in five assets located in Poland, for which we recorded our share of the gain of $90.6 million.
- On November 10, 2006 we opened Coconut Point, in Bonita Springs, Florida, a 1.2 million square foot, open-air shopping center complex with village, lakefront and community center areas.
- On October 26, 2006, we opened the 200,000 square foot expansion of a shopping center in Wasquehal, France.
- On October 14, 2006 we opened a 53,000 square foot expansion of Toki Premium Outlets.
- On September 28, 2006, Simon Ivanhoe opened Gliwice Shopping Center, a 380,000 square foot shopping center in Gliwice, Poland.
- On May 31, 2006, GCI opened Giugliano, an 800,000 square foot center anchored by a hypermarket, in Italy.
- On November 18, 2005, we purchased a 37.99% interest in Springfield Mall in Springfield, Pennsylvania for approximately $39.3 million, including the issuance of our share of debt of $29.1 million.
- On November 21, 2005, we purchased a 50% interest in Coddingtown Mall in Santa Rosa, California for approximately $37.1 million, which includes the assumption of our share of debt of $10.5 million.
- In March 2005, we opened Toki Premium Outlets in Japan.
- On January 11, 2005, Metrocenter, a regional mall located in Phoenix, Arizona, was sold. We held a 50% interest in Metrocenter.

For the purposes of the following comparisons between the years ended December 31, 2007 and 2006 and the years ended December 31, 2006 and 2005, the above transactions are referred to as the property transactions. In the following discussions of our results of operations, "comparable" refers to properties open and operating throughout both the current and prior year.

During 2007, we disposed of five consolidated properties that had an aggregate book value of $91.6 million for aggregate sales proceeds of $56.4 million, resulting in a net loss on sale of $35.2 million, or $28.0 million net of limited partners' interest. The loss on sale of these assets has been reported as discontinued operations in the consolidated statements of operations. The operating results of these properties disposed of during 2007 was not significant to our consolidated results of operations. The following is a list of consolidated property dispositions on the indicated date for which we have reported the operations or results of sale with discontinued operations:

Property	Date of Disposition
Lafayette Square	December 27, 2007
University Mall	September 28, 2007
Boardman Plaza	September 28, 2007
Griffith Park Plaza	September 20, 2007
Alton Square	August 2, 2007
Biltmore Square	December 28, 2005
Eastland Mall (Tulsa, OK)	December 16, 2005
Southgate Mall	November 28, 2005
Cheltenham Square	November 17, 2005
Grove at Lakeland Square	July 1, 2005
Riverway (office)	June 1, 2005
O'Hare International Center (office)	June 1, 2005

We sold the following properties in 2006. Due to the limited significance of these properties' operations and result of disposition on our consolidated financial statements, we did not report these properties as discontinued operations.

Property	Date of Disposition
Northland Plaza	December 22, 2006
Trolley Square	August 3, 2006
Wabash Village	July 27, 2006

Year Ended December 31, 2007 vs. Year Ended December 31, 2006

Minimum rents increased $133.9 million during the period, of which the property transactions accounted for $87.0 million of the increase. Total amortization of the fair market value of in-place leases served to decrease minimum rents by $8.8 million due to certain in-place lease adjustments becoming fully amortized. Comparable rents increased $46.8 million, or 2.3%. This was primarily due to the leasing of space at higher rents that resulted in an increase in minimum rents of $54.6 million offset by a $9.2 million decrease in comparable property straight-line rents and fair market value of in-place lease amortization. In addition, rents from carts, kiosks, and other temporary tenants increased comparable rents by $1.4 million.

Overage rents increased $14.2 million or 14.9%, reflecting increases in tenant sales.

Tenant reimbursements increased $76.6 million, of which the property transactions accounted for $40.2 million. The remainder of the increase of $36.4 million, or 3.8%, was in comparable properties and was due to inflationary increases in property operating costs and our ongoing initiative of converting our leases to a fixed reimbursement with an annual escalation provision for common area maintenance costs.

Management fees and other income increased $31.5 million principally as a result of additional management fees derived from the additional properties being managed from the Mills acquisition and additional leasing and development fees as a result of incremental property activity.

Total other income increased $62.5 million, and was principally the result of the following:

- a $46.4 million increase in interest income of which $39.1 million is as a result of Mills-related loans, combined with increased interest rates on the investment of excess cash balances,
- an $18.4 million increase in lease settlement income as a result of settlements received from two department stores in 2007,
- a $17.4 million increase in loan financing fees, net of intercompany eliminations, related to Mills-related loan refinancing activity, offset by
- a $19.7 million decrease in gains on land sale activity.

Property operating expenses increased $13.3 million, or 3.0%, primarily as a result of the property transactions and inflationary increases.

Depreciation and amortization expense increased $49.4 million and is primarily a result of the property transactions.

Real estate taxes increased $13.1 million from the prior period, $10.4 million of which is related to the property transactions, and $2.7 million from our comparable properties due to the effect of increases resulting from reassessments, higher tax rates, and the effect of expansion and renovation activities.

Repairs and maintenance increased $14.2 million due to increased snow removal costs in 2007 over that of 2006, normal inflationary increases, and the effect of the property transactions.

Advertising and promotion increased $5.9 million primarily due to the effect of the property transactions.

Home and Regional office expense increased $7.3 million primarily due to increased personnel costs, primarily the result of the Mills acquisition, and the effect of incentive compensation plans.

General and administrative expenses increased $2.9 million due to increased executive salaries, principally as a result of additional share-based payment amortization from the vesting of recent years restricted stock grants.

Interest expense increased $124.0 million due principally to the following:

- increased borrowings to fund our development and redevelopment activities;
- additional borrowings to fund the Mills-related loans; and
- the full year effect of May, August, and December 2006 bond offerings.

Also impacting interest expense was the consolidation of Town Center at Cobb, Gwinnett Place, and Mall of Georgia as a result of our acquisition of additional ownership interests, and the assumption of debt related to the acquisition of Las Americas Premium Outlets.

Income tax expense of taxable REIT subsidiaries decreased $22.7 million due primarily to a $19.5 million tax benefit recognized related to the impairment charge related to our write-off of our entire investment in Surprise Grand Vista JV I, LLC, which is developing land located in Phoenix, Arizona, along with a reduction in the taxable income for the management company as a result of structural changes made to our wholly-owned captive insurance entities.

Income from unconsolidated entities decreased $72.7 million, due in part to the impact of the Mills transaction (net of eliminations). On a net income basis, our share of income from SPG-FCM approximates a net loss of $58.7 million for the year due to additional depreciation and amortization expenses on asset basis step-ups in purchase accounting approximating $102.2 million for the second through fourth quarters of 2007. Also contributing to the decrease is the prior year recognition of $15.6 million in income related to a beneficial interest that we held in 2006 in a regional mall entity. This beneficial interest was terminated in November 2006.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

In 2007, we recognized an impairment of $55.1 million related to our Surprise Grand Vista venture in Phoenix, Arizona. As described above, the charge to earnings resulted in a $19.5 million tax benefit, resulting in a net charge to earnings, before consideration of the limited partners' interest, of $35.6 million.

We recorded a $92.0 million net gain on the sales of assets and interests in unconsolidated entities in 2007 primarily as a result of the sale of five assets in Poland by Simon Ivanhoe. In 2006, we recorded a gain related to the sale of a beneficial interest of $86.5 million, a $34.4 million gain on the sale of a 10.5% interest in Simon Ivanhoe, and the net gain on the sale of four non-core properties, including one joint venture property, of $12.2 million.

Preferred distributions of the Operating Partnership decreased $5.4 million due to the effect of the conversion of preferred units to common units or shares.

In 2007, the loss on sale of discontinued operations of $28.0 million, net of the limited partners' interest, represents the net loss upon disposition of five non-core properties consisting of three regional malls and two community/lifestyle centers.

Preferred dividends decreased $22.6 million as a result of the redemption of the Series G preferred stock in the fourth quarter of 2007 and the Series F preferred stock in the fourth quarter of 2006.

Year Ended December 31, 2006 vs. Year Ended December 31, 2005

Minimum rents increased $83.2 million during the period, of which the property transactions accounted for $21.2 million of the increase. Total amortization of the fair market value of in-place leases increased minimum rents by $5.3 million. Comparable rents increased $61.4 million, or 3.2%. This was primarily due to leasing space at higher rents, resulting in an increase in base rents of $51.9 million. In addition, rents from carts, kiosks, and other temporary tenants increased comparable rents by $5.1 million in 2006.

Overage rents increased $10.2 million or 12.0%, reflecting the increases in tenants' rents, particularly in the Premium Outlet centers.

Tenant reimbursements increased $49.7 million. The property transactions accounted for $11.8 million. The remainder of the increase of $37.9 million, or 4.2%, was in comparable properties and was due to inflationary increases in property operating costs.

Management fees and other revenues increased $4.5 million primarily due to increased leasing and development fees generated through our support activities provided to new joint venture properties.

Total other income increased $17.7 million. The aggregate increase in other income included the following significant activity:

- $11.9 million increase in our land sales activity on consolidated properties;
- $6.4 million increase in interest income as a result of increasing investments rates;
- $3.7 million increase related to a gain on sale of a holding in a technology venture by Chelsea;
- $4.7 million decrease in gift card revenues; and
- a $0.4 million increase in other net activity of the comparable properties.

Property operating expenses increased $19.6 million, $18.4 million of which was on comparable properties (representing an increase of 4.4%) and was principally as a result of inflationary increases.

Home office and regional costs increased $12.0 million due to increased personnel costs, which is primarily due to the effect of the increase in our stock price on our stock-based compensation program.

Other expenses increased $6.6 million primarily due to increases in ground rent expenses of $3.9 million and increased professional fees.

Interest expense increased $22.8 million due to the impact of increased debt, primarily as a result of the issuances of unsecured notes in May, August, and December of 2006, and the annualized effect of our unsecured notes issued in June and November of 2005.

Income from unconsolidated entities increased $29.0 million primarily due to favorable results of operations at the joint venture properties, plus the increase in our ownership of Simon Ivanhoe and $15.6 million in income related to a beneficial interest we held during 2006 in a regional mall entity.

We recorded a $132.8 million net gain on the sales of assets and interests in unconsolidated entities in 2006 that included a gain related to the sale of a beneficial interest of $86.5 million, a $34.4 million gain on the sale of 10.5% interest in Simon Ivanhoe, and the net gain on the sale of four non-core properties, including one joint venture property, of $12.2 million.

The increase in the Limited Partner interest of $52.8 million is primarily due to the increases in our income from continuing operations.

Discontinued operations for 2005 included the net operating results of properties sold, including the sale of underlying ground adjacent to the Riverway and O'Hare International Center properties. There were no discontinued operations in 2006.

In 2005, the gain on sale of discontinued operations of $115.8 million, net of the limited partners' interest, principally represents the net gain upon disposition of seven non-core properties consisting of four regional malls, two office buildings, and one community/lifestyle center.

Preferred dividends increased due to the redemption of the Series F preferred stock, which resulted in a $7.0 million charge to net income.

LIQUIDITY AND CAPITAL RESOURCES

Because we generate revenues primarily from long-term leases, our financing strategy relies primarily on long-term fixed rate debt. We manage our floating rate debt to be at or below 15-25% of total outstanding indebtedness by setting interest rates for each financing or refinancing based on current market conditions. Floating rate debt currently comprises approximately 19% of our total consolidated debt. We also enter into interest rate protection agreements as appropriate to assist in managing our interest rate risk. We derive most of our liquidity from leases that generate positive net cash flow from operations and distributions of capital from unconsolidated entities that totaled $1.9 billion during 2007. In addition, our $3.5 billion credit facility provides an alternative source of liquidity as our cash needs vary from time to time.

Our balance of cash and cash equivalents decreased $427.4 million during 2007 to $502.0 million as of December 31, 2007. December 31, 2007 and 2006 balances include $41.3 million and $27.2 million, respectively, related to our co-branded gift card programs, which we do not consider available for general working capital purposes.

On December 31, 2007, our credit facility had available borrowing capacity of approximately $1.1 billion, net of outstanding borrowings of $2.4 billion and letters of credit of $28.2 million. During 2007, the maximum amount outstanding under our Credit Facility was $2.6 billion and the weighted average amount outstanding was $1.4 billion. The weighted average interest rate was 5.31% for the year ended December 31, 2007. The credit facility is available through January 11, 2011, including a one-year extension at our option.

We and the Operating Partnership also have access to public equity and long term unsecured debt markets and access to private equity from institutional investors at the property level.

Acquisition of The Mills Corporation by SPG-FCM

On February 16, 2007, SPG-FCM, a 50/50 joint venture between an affiliate of the Operating Partnership and funds owned by Farallon Capital Management, L.L.C., entered into a definitive merger agreement to acquire all of the outstanding common stock of Mills for $25.25 per common share in cash. The acquisition of Mills and its interests in the 37 properties that remain at December 31, 2007 was completed through a cash tender offer and a subsequent merger transaction which concluded on April 3, 2007. As of December 31, 2007, we and Farallon had each funded $650.0 million into SPG-FCM to acquire all of the common stock of Mills. As part of the transaction, the Operating Partnership also made loans to SPG-FCM and Mills that bear interest primarily at rates of LIBOR plus 270-275 basis points. These funds were used by SPG-FCM and Mills to repay loans and other obligations of Mills, including the redemption of preferred stock, during the year. As of December 31, 2007, the outstanding balance of our loan to SPG-FCM was $548.0 million, and the average outstanding balance during the twelve month period ended December 31, 2007 of all loans made to SPG-FCM and Mills was approximately $993.3 million. During 2007, we recorded approximately $39.1 million in interest income (net of inter-entity eliminations) related to these loans. We also recorded fee income, including fee income amortization related to up-front fees on loans made to SPG-FCM and Mills, during 2007 of approximately $17.4 million (net of inter-entity eliminations), for providing refinancing services to Mills' properties and SPG-FCM. The existing loan facility to SPG-FCM bears a rate of LIBOR plus 275 basis points and matures on June 7, 2009, with three available one-year extensions, subject to certain terms and conditions. Fees charged on loans made to SPG-FCM and Mills are amortized on a straight-line basis over the life of the loan.

As a result of the change in control of Mills, holders of Mills' Series F convertible cumulative redeemable preferred stock had the right to require the repurchase of their shares for cash equal to the liquidation preference per share plus accrued and unpaid dividends. During the second quarter of 2007, all of the holders of Mills' Series F preferred stock exercised this right, and Mills redeemed this series of preferred stock for approximately $333.2 million, including accrued dividends. Further, as of August 1, 2007, The Mills Corporation was liquidated and the holders of the remaining series' of Mills preferred stock were paid a liquidation preference of approximately $693.0 million, including accrued dividends.

During the third quarter of 2007, the holders of less than 5,000 common units in the Mills' operating partnership ("Mills Units") received $25.25 in cash, and those holding 5,000 or more Mills Units had the option to exchange for cash of $25.25, or Units of the Operating Partnership based on a fixed exchange ratio of 0.211 Operating Partnership Units for each Mills Unit. That option expired on August 1, 2007. Holders electing to exchange received 66,036 Units in the Operating Partnership for their Mills Units. The remaining Mills Units were exchanged for cash.

Effective July 1, 2007, we or an affiliate of ours began serving as the manager for substantially all of the properties in which SPG-FCM holds an interest. In conjunction with the Mills acquisition, we acquired a majority interest in two properties in which we previously held a 50% ownership interest (Town Center at Cobb and Gwinnett Place) and as a result we have consolidated these two properties at the date of acquisition.

The acquisition of Mills involved the purchase of all Mills' outstanding shares of common stock and common units for approximately $1.7 billion (at $25.25 per share or unit), the assumption of $954.9 million of preferred stock, the assumption of a proportionate share of property-level mortgage debt, SPG-FCM's share of which approximated $3.8 billion, the assumption of $1.2 billion in unsecured loans provided by us, costs to effect the acquisition, and certain liabilities and contingencies, including an ongoing investigation by the Securities and Exchange Commission, for an aggregate purchase price of approximately $8 billion. SPG-FCM has completed its preliminary purchase price allocations for the acquisition of Mills. The valuations were developed with the assistance of a third-party professional appraisal firm. The preliminary allocations will be finalized within one year of the acquisition date in accordance with applicable accounting standards.

Cash Flows

Our net cash flow from operating activities and distributions of capital from unconsolidated entities totaled $1.9 billion during 2007. We also received proceeds of $56.4 million from the sale of partnership interests and the sale of assets during 2007. In addition, we received net proceeds from all of our debt financing and repayment activities in 2007 of $1.4 billion. These activities are further discussed below in "Financing and Debt". We also:

- repurchased preferred stock and limited partner units amounting to $384.5 million,
- paid stockholder dividends and unitholder distributions totaling $944.0 million,
- paid preferred stock dividends and preferred unit distributions totaling $76.7 million,
- funded consolidated capital expenditures of $1.0 billion. These capital expenditures include development costs of $432.3 million, renovation and expansion costs of $348.5 million, and tenant costs and other operational capital expenditures of $236.7 million, and
- funded investments in unconsolidated entities of $687.3 million.

In general, we anticipate that cash generated from operations will be sufficient to meet operating expenses, monthly debt service, recurring capital expenditures, and distributions to stockholders necessary to maintain our REIT qualification for 2007 and on a long-term basis. In addition, we expect to be able to obtain capital for nonrecurring capital expenditures, such as acquisitions, major building renovations and expansions, as well as for scheduled principal maturities on outstanding indebtedness, from:

- excess cash generated from operating performance and working capital reserves,
- borrowings on our credit facility,
- additional secured or unsecured debt financing, or
- additional equity raised in the public or private markets.

Financing and Debt

Unsecured Debt

Unsecured Notes. We have $875 million of unsecured notes issued by subsidiaries that are structurally senior in right of payment to holders of other unsecured notes to the extent of the assets and related cash flows of certain properties. These unsecured notes have a weighted average interest rate of 6.99% and weighted average maturities of 5.0 years.

Credit Facility. Significant draws on our credit facility during the twelve-month period ended December 31, 2007 were as follows:

Draw Date	Draw Amount	Use of Credit Line Proceeds
02/16/07	$600,000	Borrowing to partially fund a $1.187 billion loan to Mills.
03/29/07	550,000	Borrowing to fund our equity commitment for the Mills acquisition and to fund a loan to SPG-FCM.
04/17/07	140,000	Borrowing to fund a loan to SPG-FCM.
06/28/07	181,000	Borrowing to fund a loan to SPG-FCM.
07/31/07	557,000	Borrowing to fund a loan to SPG-FCM.
08/23/07	105,000	Borrowing to fund a property acquisition.
09/20/07	180,000	Borrowing to fund SPG Medium Term Note payoff.
10/22/07	125,000	Borrowing to fund repayment of an unsecured note of the former Chelsea Property Group, which had a fixed rate of 7.25%.
11/01/07	90,000	Borrowing to partially fund redemption of the Series L preferred stock.
11/15/07	550,000	Borrowing to partially fund repayment of unsecured notes, which had a fixed rate of 6.38%.

Other amounts drawn on our credit facility during the period were primarily for general working capital purposes. We repaid a total of $2.6 billion on our Credit Facility during the year ended December 31, 2007. The total outstanding balance of our credit facility as of December 31, 2007 was $2.4 billion, and the maximum amount outstanding during the year was approximately $2.6 billion. During the year ended December 31, 2007, the weighted average outstanding balance was approximately $1.4 billion. The amount outstanding as of December 31, 2007 includes $553.6 million in Euro and Yen-denominated borrowings.

On October 4, 2007, we exercised the $500 million accordion feature of our credit facility, increasing the revolving borrowing capacity from $3.0 billion to $3.5 billion. The expanded capacity includes an increase of $125.0 million to $875.0 million in the multi-currency tranche for Euro, Yen and Sterling borrowings.

Secured Debt

Total secured indebtedness was $5.3 billion and $4.4 billion at December 31, 2007 and 2006, respectively. During the twelve-month period ended December 31, 2007, we repaid $191.3 million in mortgage loans, unencumbering four properties.

As a result of the acquisition of Mills by SPG-FCM, we now hold a majority ownership interest in Gwinnet Place and Town Center at Cobb, and as a result they were consolidated as of the acquisition date. This included the consolidation of two mortgages secured by Gwinnett Place of $35.6 million and $79.2 million at fixed rates of 7.54% and 7.25%, respectively and two mortgages secured by Town Center at Cobb of $45.4 million and $60.3 million at fixed rates of 7.54% and 7.25%, respectively. On May 23, 2007, we refinanced Gwinnett Place and Town Center at Cobb with $115.0 million and $280.0 mortgages at fixed rates of 5.68% and 5.74%, respectively.

We placed a $200.0 million fixed-rate mortgage on Independence Center, a regional mall, on July 10, 2007, which matures on July 10, 2017, and bears a rate of 5.94%.

As a result of the acquisition of Las Americas Premium Outlets on August 23, 2007, we assumed its $180.0 million fixed-rate mortgage that matures June 11, 2016 and bears a rate of 5.84%.

Summary of Financing

Our consolidated debt, adjusted to reflect outstanding derivative instruments and the effective weighted average interest rates for the years then ended consisted of the following (dollars in thousands):

Debt Subject to	Adjusted Balance as of December 31, 2007	Effective Weighted Average Interest Rate	Adjusted Balance as of December 31, 2006	Effective Weighted Average Interest Rate
Fixed Rate	**$ 14,056,008**	**5.88%**	$ 14,548,226	6.02%
Variable Rate	**3,162,666**	**4.73%**	846,263	5.01%
	$ 17,218,674	**5.67%**	$ 15,394,489	5.97%

As of December 31, 2007, we had interest rate cap protection agreements on $93.8 million of consolidated variable rate debt. We also hold $370.0 million of notional amount variable rate swap agreements that have a weighted average variable pay rate of 4.97% and a weighted average fixed receive rate of 3.72%. As of December 31, 2007 and December 31, 2006, these agreements effectively converted $370.0 million of fixed rate debt to variable rate debt. These were terminated in January 2008.

Contractual Obligations and Off-balance Sheet Arrangements: The following table summarizes the material aspects of our future obligations as of December 31, 2007 (dollars in thousands):

	2008	2009 to 2010	2011 to 2013	After 2013	Total
Long Term Debt					
Consolidated [1]	$ 809,667	$ 3,946,526	$ 7,186,347	$ 5,237,131	$ 17,179,671
Pro Rata Share Of Long Term Debt:					
Consolidated [2]	$ 806,968	$ 3,917,203	$ 7,050,818	$ 5,120,676	$ 16,895,665
Joint Ventures [2]	555,745	1,300,018	2,021,536	2,678,927	6,556,226
Total Pro Rata Share Of Long Term Debt	1,362,713	5,217,221	9,072,354	7,799,603	23,451,891
Consolidated Capital Expenditure Commitments [3]	699,110	142,596	—	—	841,706
Joint Venture Capital Expenditure Commitments [3]	119,892	13,417	—	—	133,309
Consolidated Ground Lease Commitments [4]	16,839	33,124	49,952	669,482	769,397
Total	$ 2,198,554	$ 5,406,358	$ 9,122,306	$ 8,469,085	$ 25,196,303

(1) Represents principal maturities only and therefore, excludes net premiums and discounts and fair value swaps of $39,003.

(2) Represents our pro rata share of principal maturities and excludes net premiums and discounts.

(3) Represents our pro rata share of capital expenditure commitments.

(4) Represents only the minimum non-cancellable lease period, excluding applicable lease extension and renewal options.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Capital expenditure commitments presented in the table above represent new developments, redevelopments or renovation/expansions that we have committed to the completion of construction. The timing of these expenditures may vary due to delays in construction or acceleration of the opening date of a particular project. In addition, the amount includes our share of committed costs for joint venture developments.

Our off-balance sheet arrangements consist primarily of our investments in real estate joint ventures which are common in the real estate industry and are described in Note 7 of the notes to the accompanying financial statements. Joint venture debt is the liability of the joint venture, is typically secured by the joint venture property, and is non-recourse to us. As of December 31, 2007, the Operating Partnership has loan guarantees and other guarantee obligations to support $132.5 million and $50.3 million, respectively, to support our total $6.6 billion share of joint venture mortgage and other indebtedness presented in the table above.

Preferred Stock Activity

During 2007, a total of 289,090 6% Convertible Perpetual Preferred Units were exchanged for an equal number of shares of Series I preferred stock; we redeemed 5,000 units of Series I Preferred Units for cash; we issued 51,987 shares of common stock to holders of Series I preferred stock who exercised their conversion rights; we issued 478,144 units as a result of the conversion of 606,400 6% Convertible Perpetual Preferred Units; and we issued 121, 727 units as a result of the conversion of 160,865 7% Cumulative Convertible Preferred Units; and we redeemed 7,266 8% Cumulative Redeemable Preferred Units for cash. On October 2, 2007, we redeemed all 3,000,000 shares of the 7.89% Series G Cumulative Redeemable Preferred Stock with proceeds from the issuance of a new series of preferred stock, which we then repurchased prior to year end.

Acquisitions and Dispositions

Buy/sell provisions are common in real estate partnership agreements. Most of our partners are institutional investors who have a history of direct investment in retail real estate. Our partners in our joint venture properties may initiate these provisions at any time and if we determine it is in our stockholders' best interests for us to purchase the joint venture interest and we believe we have adequate liquidity to execute the purchases of the interests without hindering our cash flows or liquidity, then we may elect to buy. Should we decide to sell any of our joint venture interests, we would expect to use the net proceeds from any such sale to reduce outstanding indebtedness or to reinvest in development, redevelopment, or expansion opportunities.

Acquisitions. The acquisition of high quality individual properties or portfolios of properties remains an integral component of our growth strategies.

On November 1, 2007, we acquired an additional 6.5% interest in Montgomery Mall (which gives us a combined ownership interest of 60%). On August 23, 2007, we acquired Las Americas Premium Outlets, a 560,000 square foot upscale outlet center located at the San Diego — Tijuana border in Southern California. On July 13, 2007, we acquired an additional 1% interest in Bangor Mall (which gives us a combined ownership interest of 67.4%). On March 29, 2007, as part of the Mills acquisition, we acquired an additional 25% interest in two regional malls (Town Center at Cobb and Gwinnett Place), and as a result we now consolidate those properties. On March 28, 2007, we acquired a 100% interest in The Maine Outlet, a 112,000 square foot outlet center located in Kittery, Maine. The center is 99% occupied. Finally, on March 1, 2007, we acquired the remaining 40% interest in both University Park Mall and University Center located in Mishawaka, Indiana, and as a result we now own 100% of these properties. The aggregate purchase price of the consolidated assets acquired during 2007, excluding Town Center and Cobb and Gwinnett Place which were consolidated as a result of the Mills acquisition, was approximately $394.2 million, including the assumption of our share of debt of the properties acquired.

Dispositions. We continue to pursue the sale of properties that no longer meet our strategic criteria or that are not the primary retail venue within their trade area. In 2007, we sold the following wholly-owned properties: Alton Square a regional mall located in Alton, Illinois; Griffith Park Plaza, a community center located in Griffith, Indiana; University Mall, a regional mall located in Little Rock, Arkansas; Boardman Plaza, a community center located in Youngstown, Ohio; and Lafayette Square, a regional mall located in Indianapolis, Indiana. Our joint venture partnership, Simon Ivanhoe, sold its interest in five assets located in Poland, of which we held a 50% interest. As part of the sale, we received a distribution of proceeds from Simon Ivanhoe of $125.4 million, and recorded $90.6 million as our share of the gain.

In addition to the distribution from Simon Ivanhoe, we received net proceeds of $56.4 million on the U.S. property dispositions. We recorded our share of the net loss on these dispositions of $35.2 million and presented it in the consolidated statement operations as loss on sale of discontinued operations. We do not believe the sale of these properties will have a material impact on our future results of operations or cash flows. We believe the disposition of these properties will enhance the average overall quality of our portfolio.

Development Activity

New Developments. The following describes certain of our new development projects, the estimated total cost, and our share of the estimated total cost and our share of the construction in progress balance as of December 31, 2007 (dollars in millions):

Property	Location	Gross Leaseable Area	Estimated Total Cost[a]	Our Share of Estimated Total Cost	Our Share of Construction in Progress	Estimated Opening Date
Under Construction:						
Hamilton Town Center	Noblesville, IN	950,000	$ 121	$ 60	$ 28	2nd Quarter 2008
Houston Premium Outlets	Houston, TX	427,000	96	96	91	1st Quarter 2008
Jersey Shore Premium Outlets	Tinton Falls, NJ	435,000	157	157	67	3rd Quarter 2008
Pier Park	Panama City Beach, FL	920,000	143	143	95	2nd Quarter 2008

(a) Represents the project costs net of land sales, tenant reimbursements for construction, and other items (where applicable).

We expect to fund these projects with available cash flow from operations, borrowings from our credit facility, or project specific construction loans. We expect our share of total 2008 new development costs for these and our other planned new development projects to be approximately $475 million.

Strategic Expansions and Renovations. In addition to new development, we also incur costs related to construction for significant renovation and/or expansion projects at our properties. Included in these projects are the renovation and addition of Crate & Barrel and Nordstrom at Burlington Mall, expansions and life-style additions at Tacoma Mall and University Park Mall, Nordstrom additions at Aventura Mall, Northshore Mall and Ross Park Mall, and addition of Phase II expansions at Las Vegas Premium Outlets, Orlando Premium Outlets, Philadelphia Premium Outlets, and Rio Grande Valley Premium Outlets.

We expect to fund these capital projects with available cash flow from operations, borrowings from our credit facility, or project specific loans. We expect to invest a total of approximately $525 million (our share) on expansion and renovation activities in 2008.

Capital Expenditures on Consolidated Properties.

The following table summarizes total capital expenditures on consolidated properties on a cash basis:

	2007	2006	2005
New Developments	**$ 432**	$ 317	$ 341
Renovations and Expansions	**349**	307	252
Tenant Allowances	**106**	52	69
Operational Capital Expenditures	**130**	92	64
Total	**$ 1,017**	$ 768	$ 726

International Development Activity. We typically reinvest net cash flow from our international investments to fund future international development activity. We believe this strategy mitigates some of the risk of our initial investment and our exposure to changes in foreign currencies. We have also funded our European investments with Euro-denominated borrowings that act as a natural hedge against local currency fluctuations. This has also been the case with our Premium Outlet joint ventures in Japan and Mexico where we use Yen and Peso denominated financing, respectively. We expect our share of international development for 2008 to approximate $200 million.

Currently, our net income exposure to changes in the volatility of the Euro, Yen, Peso and other foreign currencies is not material. In addition, since cash flows from international operations are currently being reinvested in other development projects, we do not expect to repatriate foreign denominated earnings in the near term.

The carrying amount of our total combined investment in Simon Ivanhoe and Gallerie Commerciali Italia ("GCI"), as of December 31, 2007, net of the related cumulative translation adjustment, was $289.5 million. Our investments in Simon Ivanhoe and GCI are accounted for using the equity method of accounting. Currently three European developments are under construction which will add approximately 1.2 million square feet of GLA for a total net cost of approximately €272 million, of which our share is approximately €78 million, or $115 million based on current Euro: USD exchange rates.

On October 20, 2005, Ivanhoe Cambridge, Inc. ("Ivanhoe"), an affiliate of Caisse de dépôt et placement du Québec, effectively acquired our former partner's 39.5% ownership interest in Simon Ivanhoe. On February 13, 2006, we sold a 10.5% interest in this joint venture to Ivanhoe for €45.2 million, or $53.9 million and recorded a gain on the disposition of $34.4 million. This gain is reported in "gain on sales of interests in unconsolidated entities" in the 2006 consolidated statements of operations. We then settled all remaining share purchase commitments from the company's founders, including the early settlement of some commitments by purchasing an additional 25.8% interest for €55.1 million, or $65.5 million. As a result of these transactions, we and Ivanhoe each own a 50% interest in Simon Ivanhoe at December 31, 2006 and 2007.

As of December 31, 2007, the carrying amount of our 40% joint venture investment in the six Japanese Premium Outlet centers net of the related cumulative translation adjustment was $273.0 million. Currently, Sendai-Izumi Premium Outlets, a 172,000 square foot Premium Outlet Center, is under construction in Sendai, Japan. The project's total projected net cost is JPY 5.4 billion, of which our share is approximately JPY 2.1 billion, or $19.1 million based on current Yen: USD exchange rates.

During 2006, we finalized the formation of joint venture arrangements to develop and operate shopping centers in China. The shopping centers will be anchored by Wal-Mart stores and we own a 32.5% interest in the joint venture entities, and a 32.5% ownership in the management operation overseeing these projects, collectively referred to as Great Mall Investments, Ltd. ("GMI"). We are planning on initially developing five centers in China, all of which are under construction as of December 31, 2007. Our total equity commitment for these centers approximates $60 million and as of December 31, 2007, our combined investment in GMI is approximately $32.1 million.

Distributions and Stock Repurchase Program

On February 1, 2008, our Board of Directors approved a 7.1% increase in the annual dividend rate to $3.60 per share. Dividends during 2007 aggregated $3.36 per share and dividends during 2006 aggregated $3.04 per share. We must pay a minimum amount of dividends to maintain our status as a REIT. Our dividends and limited partner distributions typically exceed our net income generated in any given year primarily because of depreciation, which is a "non-cash" expense. Future dividends and distributions of Simon Property and the Operating Partnership will be determined by the Board of Directors based on actual results of operations, cash available for dividends and limited partner distributions, and what may be required to maintain our status as a REIT.

On July 26, 2007, our Board of Directors authorized the repurchase of up to $1.0 billion of common stock over the next twenty-four months as market conditions warrant. We may repurchase the shares in the open market or in privately negotiated transactions. During 2007, we repurchased 572,000 shares at an average price of $86.11 per share as part of this program. The program had remaining availability of approximately $950.7 million at December 31, 2007.

Forward-Looking Statements

Certain statements made in this section or elsewhere in this report may be deemed "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. Although we believe the expectations reflected in any forward-looking statements are based on reasonable assumptions, we can give no assurance that our expectations will be attained, and it is possible that our actual results may differ materially from those indicated by these forward-looking statements due to a variety of risks, uncertainties and other factors. Such factors include, but are not limited to: our ability to meet debt service requirements, the availability and terms of financing, changes in our credit rating, changes in market rates of interest and foreign exchange rates for foreign currencies, the ability to hedge interest rate risk, risks associated with the acquisition, development and expansion of properties, general risks related to retail real estate, the liquidity of real estate investments, environmental liabilities, international, national, regional and local economic climates, changes in market rental rates, trends in the retail industry, relationships with anchor tenants, the inability to collect rent due to the bankruptcy or insolvency of tenants or otherwise, risks relating to joint venture properties, costs of common area maintenance, competitive market forces, risks related to international activities, insurance costs and coverage, terrorist activities, changes in economic and market conditions and maintenance of our status as a real estate investment trust. We discuss these and other risks and uncertainties under the heading "Risk Factors" in our most recent Annual Report on Form 10-K. We may update that discussion in subsequent Quarterly Reports on Form 10-Q, but otherwise we undertake no duty or obligation to update or revise these forward-looking statements, whether as a result of new information, future developments, or otherwise.

Non-GAAP Financial Measure — Funds from Operations

Industry practice is to evaluate real estate properties in part based on funds from operations, or FFO. We consider FFO to be a key measure of our operating performance that is not specifically defined by accounting principles generally accepted in the United States, or GAAP. We believe that FFO is helpful to investors because it is a widely recognized measure of the performance of REITs and provides a relevant basis for comparison among REITs. We also use this measure internally to measure the operating performance of our portfolio.

As defined by the National Association of Real Estate Investment Trusts, or NAREIT, FFO is consolidated net income computed in accordance with GAAP:

- excluding real estate related depreciation and amortization,
- excluding gains and losses from extraordinary items and cumulative effects of accounting changes,

- excluding gains and losses from the sales of real estate,
- plus the allocable portion of FFO of unconsolidated entities accounted for under the equity method of accounting based upon economic ownership interest, and
- all determined on a consistent basis in accordance with GAAP.

We have adopted NAREIT's clarification of the definition of FFO that requires us to include the effects of nonrecurring items not classified as extraordinary, cumulative effect of accounting change or resulting from the sale or disposal of depreciable real estate. However, you should understand that our computation of FFO might not be comparable to FFO reported by other REITs and that FFO:

- does not represent cash flow from operations as defined by GAAP,
- should not be considered as an alternative to net income determined in accordance with GAAP as a measure of operating performance, and
- is not an alternative to cash flows as a measure of liquidity.

The following schedule sets forth total FFO before allocation to the limited partners of the Operating Partnership and FFO allocable to Simon Property. This schedule also reconciles consolidated net income, which we believe is the most directly comparable GAAP financial measure to FFO for the periods presented.

	For the Year Ended December 31,		
(in thousands)	2007	2006	2005
Funds from Operations	**$1,691,887**	$1,537,223	$1,411,368
Increase in FFO from prior period	**10.1%**	8.9%	19.4%
Net Income	**$ 491,239**	$ 563,840	$ 475,749
Adjustments to Net Income to Arrive at FFO:			
Limited partners' interest in the Operating Partnership and preferred distributions of the Operating Partnership	**142,398**	155,640	103,921
Limited partners' interest in discontinued operations	**(24)**	87	1,744
Depreciation and amortization from consolidated properties, beneficial interests and discontinued operations	**892,488**	854,394	850,519
Simon's share of depreciation and amortization from unconsolidated entities	**315,159**	209,428	205,981
Gain on sales of assets and interests in unconsolidated entities and discontinued operations, net of Limited partners' interest	**(64,072)**	(132,853)	(115,006)
Tax provision related to sale	**—**	—	(428)
Minority interest portion of depreciation and amortization	**(8,646)**	(8,639)	(9,178)
Preferred distributions and dividends	**(76,655)**	(104,674)	(101,934)
Funds from Operations	**$1,691,887**	$1,537,223	$1,411,368
FFO Allocable to Simon Property	**$1,342,496**	$1,215,319	$1,110,933
Diluted net income per share to diluted FFO per share reconciliation:			
Diluted net income per share	**$ 1.95**	$ 2.19	$ 1.82
Depreciation and amortization from consolidated properties and beneficial interests, and our share of depreciation and amortization from unconsolidated affiliates, net of minority interest portion of depreciation and amortization	**4.27**	3.78	3.73
Gain on sales of assets and interests in unconsolidated entities and discontinued operations, net of Limited partners' interest	**(0.20)**	(0.47)	(0.52)
Tax provision related to sale	**—**	—	—
Impact of additional dilutive securities for FFO per share	**(0.12)**	(0.11)	(0.07)
Diluted FFO per share	**$ 5.90**	$ 5.39	$ 4.96
Basic weighted average shares outstanding	**222,998**	221,024	220,259
Adjustments for dilution calculation:			
Effect of stock options	**778**	903	871
Impact of Series C cumulative preferred 7% convertible units	**122**	912	1,086
Impact of Series I preferred stock	**11,065**	10,816	10,736
Impact of Series I preferred units	**2,485**	3,230	3,369
Diluted weighted average shares outstanding	**237,448**	236,885	236,321
Weighted average limited partnership units outstanding	**58,036**	58,543	59,566
Diluted weighted average shares and units outstanding	**295,484**	295,428	295,887

MANAGEMENT'S REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING

We are responsible for establishing and maintaining adequate internal control over financial reporting. Internal control over financial reporting is defined in Rule 13a-15(f) or 15d-15(f) promulgated under the Securities Exchange Act of 1934 as a process designed by, or under the supervision of, our principal executive and principal financial officers and effected by our Board of Directors, management and other personnel, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles and includes those policies and procedures that:

- Pertain to the maintenance of records that in reasonable detail accurately and fairly reflect our transactions and disposition of asset;
- Provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that our receipts and expenditures are being made only in accordance with authorizations of our management and directors; and
- Provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of our assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

We assessed the effectiveness of our internal control over financial reporting as of December 31, 2007. In making this assessment, we used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in Internal Control-Integrated Framework.

Based on that assessment, we believe that, as of December 31, 2007, our internal control over financial reporting is effective based on those criteria.

Our independent registered public accounting firm has issued an audit report on their assessment of our internal control over financial reporting. Their report appears on the following page of this Annual Report.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and Stockholders of
Simon Property Group, Inc.:

We have audited Simon Property Group, Inc. and Subsidiaries' internal control over financial reporting as of December 31, 2007 based on criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (the COSO criteria). Simon Property Group, Inc. and Subsidiaries' management is responsible for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Management's Report on Internal Control Over Financial Reporting. Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, Simon Property Group, Inc. and Subsidiaries maintained, in all material respects, effective internal control over financial reporting as of December 31, 2007, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of Simon Property Group, Inc. and Subsidiaries as of December 31, 2007 and 2006, and the related consolidated statements of operations and comprehensive income, stockholders' equity and cash flows for each of the three years in the period ended December 31, 2007 of Simon Property Group, Inc. and Subsidiaries, and our report dated February 22, 2008 expressed an unqualified opinion thereon.

ERNST & YOUNG LLP

Indianapolis, Indiana
February 22, 2008

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and Stockholders of
Simon Property Group, Inc.:

We have audited the accompanying consolidated balance sheets of Simon Property Group, Inc. and Subsidiaries as of December 31, 2007 and 2006, and the related consolidated statements of operations and comprehensive income, stockholders' equity and cash flows for each of the three years in the period ended December 31, 2007. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Simon Property Group, Inc. and Subsidiaries at December 31, 2007 and 2006, and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 2007, in conformity with U.S. generally accepted accounting principles.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), Simon Property Group, Inc. and Subsidiaries' internal control over financial reporting as of December 31, 2007, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated February 22, 2008, expressed an unqualified opinion thereon.

ERNST & YOUNG LLP

Indianapolis, Indiana
February 22, 2008

CONSOLIDATED BALANCE SHEETS

(Dollars in thousands, except share amounts)

	December 31, 2007	December 31, 2006
ASSETS:		
Investment properties, at cost	**$24,415,025**	$22,863,963
Less — accumulated depreciation	**5,312,095**	4,606,130
	19,102,930	18,257,833
Cash and cash equivalents	**501,982**	929,360
Tenant receivables and accrued revenue, net	**447,224**	380,128
Investment in unconsolidated entities, at equity	**1,886,891**	1,526,235
Deferred costs and other assets	**1,118,635**	990,899
Note receivable from related party	**548,000**	—
Total assets	**$23,605,662**	$22,084,455
LIABILITIES:		
Mortgages and other indebtedness	**$17,218,674**	$15,394,489
Accounts payable, accrued expenses, intangibles, and deferred revenues	**1,251,044**	1,109,190
Cash distributions and losses in partnerships and joint ventures, at equity	**352,798**	227,588
Other liabilities, minority interest and accrued dividends	**180,644**	178,250
Total liabilities	**19,003,160**	16,909,517
COMMITMENTS AND CONTINGENCIES		
LIMITED PARTNERS' INTEREST IN THE OPERATING PARTNERSHIP	**731,406**	837,836
LIMITED PARTNERS' PREFERRED INTEREST IN THE OPERATING PARTNERSHIP	**307,713**	357,460
STOCKHOLDERS' EQUITY:		
CAPITAL STOCK (750,000,000 total shares authorized, $.0001 par value, 237,996,000 shares of excess common stock):		
All series of preferred stock, 100,000,000 shares authorized, 14,801,884 and 17,578,701 issued and outstanding, respectively, and with liquidation values of $740,094 and $878,935, respectively	**746,608**	884,620
Common stock, $.0001 par value, 400,000,000 shares authorized, 227,719,614 and 225,797,566 issued and outstanding, respectively	**23**	23
Class B common stock, $.0001 par value, 12,000,000 shares authorized, 8,000 issued and outstanding	**—**	—
Class C common stock, $.0001 par value, 4,000 shares authorized, issued and outstanding	**—**	—
Capital in excess of par value	**5,067,718**	5,010,256
Accumulated deficit	**(2,055,447)**	(1,740,897)
Accumulated other comprehensive income	**18,087**	19,239
Common stock held in treasury at cost, 4,697,332 and 4,378,495 shares, respectively	**(213,606)**	(193,599)
Total stockholders' equity	**3,563,383**	3,979,642
Total liabilities and stockholders' equity	**$23,605,662**	$22,084,455

The accompanying notes are an integral part of these statements.

CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME

(Dollars in thousands, except per share amounts)

	For the Year Ended December 31, 2007	2006	2005
REVENUE:			
Minimum rent	**$2,154,713**	$2,020,856	$1,937,657
Overage rent	**110,003**	95,767	85,536
Tenant reimbursements	**1,023,164**	946,554	896,901
Management fees and other revenues	**113,740**	82,288	77,766
Other income	**249,179**	186,689	168,993
Total revenue	**3,650,799**	3,332,154	3,166,853
EXPENSES:			
Property operating	**454,510**	441,203	421,576
Depreciation and amortization	**905,636**	856,202	849,911
Real estate taxes	**313,311**	300,174	291,113
Repairs and maintenance	**120,224**	105,983	105,489
Advertising and promotion	**94,340**	88,480	92,377
Provision for credit losses	**9,562**	9,500	8,127
Home and regional office costs	**136,610**	129,334	117,374
General and administrative	**19,587**	16,652	17,701
Other	**61,954**	64,397	57,762
Total operating expenses	**2,115,734**	2,011,925	1,961,430
OPERATING INCOME	**1,535,065**	1,320,229	1,205,423
Interest expense	**(945,852)**	(821,858)	(799,092)
Minority interest in income of consolidated entities	**(13,936)**	(11,524)	(13,743)
Income tax benefit (expense) of taxable REIT subsidiaries	**11,322**	(11,370)	(16,229)
Income from unconsolidated entities	**38,120**	110,819	81,807
Impairment charge	**(55,061)**	—	—
Gain (loss) on sales of assets and interests in unconsolidated entities, net	**92,044**	132,787	(838)
Limited partners' interest in the Operating Partnership	**(120,818)**	(128,661)	(75,841)
Preferred distributions of the Operating Partnership	**(21,580)**	(26,979)	(28,080)
Income from continuing operations	**519,304**	563,443	353,407
Discontinued operations, net of Limited Partners' interest	**(93)**	331	6,498
(Loss) gain on sale of discontinued operations, net of Limited Partners' interest	**(27,972)**	66	115,844
NET INCOME	**491,239**	563,840	475,749
Preferred dividends	**(55,075)**	(77,695)	(73,854)
NET INCOME AVAILABLE TO COMMON STOCKHOLDERS	**$ 436,164**	$ 486,145	$ 401,895
BASIC EARNINGS PER COMMON SHARE:			
Income from continuing operations	**$ 2.09**	$ 2.20	$ 1.27
Discontinued operations	**(0.13)**	—	0.55
Net income	**$ 1.96**	$ 2.20	$ 1.82
DILUTED EARNINGS PER COMMON SHARE:			
Income from continuing operations	**$ 2.08**	$ 2.19	$ 1.27
Discontinued operations	**(0.13)**	—	0.55
Net income	**$ 1.95**	$ 2.19	$ 1.82
Net Income	**$ 491,239**	$ 563,840	$ 475,749
Unrealized (loss) gain on interest rate hedge agreements	**(8,465)**	5,211	2,988
Net income (loss) on derivative instruments reclassified from accumulated other comprehensive income into interest expense	**716**	1,789	(1,428)
Currency translation adjustments	**4,991**	1,336	(7,342)
Other income (loss)	**1,606**	1,110	(790)
Comprehensive Income	**$ 490,087**	$ 573,286	$ 469,177

The accompanying notes are an integral part of these statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS
(Dollars in thousands)

	For the Year Ended December 31,		
	2007	2006	2005
CASH FLOWS FROM OPERATING ACTIVITIES:			
Net income	**$ 491,239**	$ 563,840	$ 475,749
Adjustments to reconcile net income to net cash provided by operating activities —			
Depreciation and amortization	**875,284**	812,718	818,468
(Gain) loss on sales of assets and interests in unconsolidated entities	**(92,044)**	(132,787)	838
Impairment charge	**55,061**	—	—
(Gain) loss on disposal or sale of discontinued operations, net of limited partners' interest	**27,972**	(66)	(115,844)
Limited partners' interest in the Operating Partnership	**120,818**	128,661	75,841
Limited partners' interest in the results of operations from discontinued operations	**(24)**	87	1,744
Preferred distributions of the Operating Partnership	**21,580**	26,979	28,080
Straight-line rent	**(20,907)**	(17,020)	(21,682)
Minority interest	**13,936**	11,524	13,743
Minority interest distributions	**(91,032)**	(37,200)	(24,770)
Equity in income of unconsolidated entities	**(38,120)**	(110,819)	(81,807)
Distributions of income from unconsolidated entities	**101,998**	94,605	106,954
Changes in assets and liabilities —			
Tenant receivables and accrued revenue, net	**(40,976)**	(3,799)	22,803
Deferred costs and other assets	**(82,793)**	(132,570)	(38,417)
Accounts payable, accrued expenses, intangibles, deferred revenues and other liabilities	**113,753**	69,214	(91,329)
Net cash provided by operating activities	**1,455,745**	1,273,367	1,170,371
CASH FLOWS FROM INVESTING ACTIVITIES:			
Acquisitions	**(263,098)**	(158,394)	(37,505)
Funding of loans to related parties	**(2,752,400)**	—	—
Repayments of loans from related parties	**2,204,400**	—	—
Capital expenditures, net	**(1,017,472)**	(767,710)	(726,386)
Cash impact from the consolidation and de-consolidation of properties	**6,117**	8,762	(9,479)
Net proceeds from sale of partnership interests, other assets and discontinued operations	**56,374**	209,039	384,104
Investments in unconsolidated entities	**(687,327)**	(157,309)	(76,710)
Distributions of capital from unconsolidated entities and other	**416,485**	263,761	413,542
Net cash used in investing activities	**(2,036,921)**	(601,851)	(52,434)
CASH FLOWS FROM FINANCING ACTIVITIES:			
Proceeds from sales of common and preferred stock and other	**156,710**	217,237	13,811
Purchase of limited partner units and treasury stock	**(83,993)**	(16,150)	(193,837)
Preferred stock redemptions	**(300,468)**	(393,558)	(579)
Minority interest contributions	**2,903**	2,023	—
Preferred distributions of the Operating Partnership	**(21,580)**	(26,979)	(28,080)
Preferred dividends and distributions to stockholders	**(804,271)**	(749,507)	(690,654)
Distributions to limited partners	**(194,823)**	(177,673)	(166,617)
Mortgage and other indebtedness proceeds, net of transaction costs	**5,577,083**	5,507,735	3,962,778
Mortgage and other indebtedness principal payments	**(4,177,763)**	(4,442,332)	(4,197,795)
Net cash provided by (used in) financing activities	**153,798**	(79,204)	(1,300,973)
(DECREASE) INCREASE IN CASH AND CASH EQUIVALENTS	**(427,378)**	592,312	(183,036)
CASH AND CASH EQUIVALENTS, beginning of year	**929,360**	337,048	520,084
CASH AND CASH EQUIVALENTS, end of year	**$ 501,982**	$ 929,360	$ 337,048

The accompanying notes are an integral part of these statements.

CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY

(Dollars in thousands)

	Preferred Stock	Common Stock
BALANCE AT DECEMBER 31, 2004	**$ 1,062,687**	**$ 23**
Conversion of Limited Partner Units (2,281,481 Common Shares, Note 10)		
Stock options exercised (206,464 Common Shares)		
Series I Preferred Unit conversion to Series I Preferred Stock (197,155 Preferred Shares)	9,858	
Series J Preferred Stock premium net of amortization	7,171	
Treasury Stock purchase (2,815,400 Shares)		
Series G Preferred stock accretion	306	
Stock incentive program (400,541 Common Shares, Net)		
Common Stock retired (18,000 Shares)		
Amortization of stock incentive		
Other		
Adjustment to limited partners' interest from increased ownership in the Operating Partnership		
Distributions		
Other comprehensive income		
Net income		
BALANCE AT DECEMBER 31, 2005	**$ 1,080,022**	**$ 23**
Conversion of Limited Partner Units (86,800 Common Shares, Note 10)		
Stock options exercised (414,659 Common Shares)		
Series I Preferred Unit conversion to Series I Preferred Stock (230,486 Preferred Shares)	11,524	
Series I Preferred Stock conversion to Common Stock (283,907 Preferred Shares to 222,933 Common Shares)	(14,195)	
Series J Preferred Stock premium amortization	(329)	
Series F Preferred Stock redemption (8,000,000 shares)	(192,989)	
Series G Preferred stock accretion	587	
Series K Preferred Stock issuance (8,000,000 shares)	200,000	
Series K Preferred Stock redemption (8,000,000 shares)	(200,000)	
Stock incentive program (415,098 Common Shares, Net)		
Common Stock retired (70,000 Shares)		
Amortization of stock incentive		
Other		
Adjustment to limited partners' interest from increased ownership in the Operating Partnership		
Distributions		
Other comprehensive income		
Net income		
BALANCE AT DECEMBER 31, 2006	**$ 884,620**	**$ 23**
Conversion of Limited Partner Units (1,692,474 Common Shares, Note 10)		
Stock options exercised (231,025 Common Shares)		
Series I Preferred Unit conversion to Series I Preferred Stock (289,090 Preferred Shares)	14,455	
Series I Preferred Stock conversion to Common Stock (65,907 Preferred Shares to 51,987 Common Shares)	(3,296)	
Series J Preferred Stock premium amortization	(328)	
Treasury Stock purchase (572,000 Shares)		
Series G Preferred stock accretion	1,157	
Series G Preferred stock redemption (3,000,000 shares)	(150,000)	
Series L Preferred Stock issuance (6,000,000 shares)	150,000	
Series L Preferred Stock redemption (6,000,000 shares)	(150,000)	
Stock incentive program (222,725 Common Shares, Net)		
Common Stock retired (23,000 Shares)		
Amortization of stock incentive		
Other		
Adjustment to limited partners' interest from decreased ownership in the Operating Partnership		
Distributions		
Other comprehensive income		
Net income		
BALANCE AT DECEMBER 31, 2007	**$ 746,608**	**$ 23**

The accompanying notes are an integral part of these statements.

Accumulated Other Comprehensive Income	Capital in Excess of Par Value	Accumulated Deficit	Common Stock Held in Treasury	Total Stockholders' Equity
$ 16,365	**$4,971,885**	**$ (1,335,436)**	**$ (72,918)**	**$4,642,606**
	37,381			37,381
	6,184			6,184
				9,858
				7,171
			(182,408)	(182,408)
				306
	(25,240)		25,240	—
	(605)	(502)		(1,107)
	14,320			14,320
	505			505
	(5,707)			(5,707)
		(690,990)		(690,990)
(6,572)				(6,572)
		475,749		475,749
$ 9,793	**$4,998,723**	**$ (1,551,179)**	**$ (230,086)**	**$4,307,296**
	1,247			1,247
	14,906			14,906
				11,524
	14,195			—
				(329)
				(192,989)
				587
				200,000
				(200,000)
	(36,487)		36,487	—
	(2,354)	(4,051)		(6,405)
	23,369			23,369
	608			608
	(3,951)			(3,951)
		(749,507)		(749,507)
9,446				9,446
		563,840		563,840
$ 19,239	**$5,010,256**	**$ (1,740,897)**	**$ (193,599)**	**$3,979,642**
	22,781			22,781
	7,604			7,604
				14,455
	3,296			—
				(328)
			(49,269)	(49,269)
				1,157
				(150,000)
				150,000
				(150,000)
	(29,262)		29,262	—
	(773)	(1,518)		(2,291)
	26,779			26,779
	571			571
	26,466			26,466
		(804,271)		(804,271)
(1,152)				(1,152)
		491,239		491,239
$ 18,087	**$5,067,718**	**$ (2,055,447)**	**$ (213,606)**	**$3,563,383**

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Dollars in thousands, except share and per share amounts and where indicated as in millions or billions)

1. ORGANIZATION

Simon Property Group, Inc. is a Delaware corporation that operates as a self-administered and self-managed real estate investment trust, or REIT, under the Internal Revenue Code. Simon Property Group, L.P., or the Operating Partnership, is our majority-owned partnership subsidiary that owns all of our real estate properties. In these notes to consolidated financial statements, the terms "we", "us" and "our" refer to Simon Property, the Operating Partnership, and their subsidiaries.

We own, develop, and manage retail real estate, which consist primarily of regional malls, Premium Outlet® centers, The Mills®, and community/lifestyle centers. As of December 31, 2007, we owned or held an interest in 320 income-producing properties in the United States, which consisted of 168 regional malls, 67 community/lifestyle centers, 38 Premium Outlet centers, 37 properties acquired in the Mills acquisition, and 10 other shopping centers or outlet centers in 41 states and Puerto Rico. Of the 37 Mills properties acquired, 17 of these are The Mills, 16 are regional malls, and four are community centers. We also own interests in four parcels of land held in the United States for future development. Internationally, we have ownership interests in 51 European shopping centers (France, Italy, and Poland); six Premium Outlet centers in Japan; one Premium Outlet center in Mexico, and one Premium Outlet center in South Korea. Also, through a joint venture arrangement we have ownership interests in five shopping centers under construction in China.

We generate the majority of our revenues from leases with retail tenants including:

- Base minimum rents,
- Overage and percentage rents based on tenants' sales volume, and
- Recoveries of substantially all of our recoverable expenditures, which consist of property operating, real estate tax, repairs and maintenance, and advertising and promotional expenditures.

We also grow by generating supplemental revenues from the following activities:

- Establishing our malls as leading market resource providers for retailers and other businesses and consumer-focused corporate alliances, including: payment systems (including handling fees relating to the sales of bank-issued prepaid cards), national marketing alliances, static and digital media initiatives, business development, sponsorship, and events,
- Offering property operating services to our tenants and others, including: waste handling and facility services, as well as major capital expenditures such as roofing, parking lots and energy systems,
- Selling or leasing land adjacent to our shopping center properties, commonly referred to as "outlots" or "outparcels," and,
- Generating interest income on cash deposits and loans made to related entities.

2. BASIS OF PRESENTATION AND CONSOLIDATION

The accompanying consolidated financial statements include the accounts of all majority-owned subsidiaries, and all significant intercompany amounts have been eliminated.

We consolidate properties that are wholly owned or properties that we own less than 100% but we control. Control of a property is demonstrated by, among other factors, our ability to:

- manage day-to-day operations,
- refinance debt and sell the property without the consent of any other partner or owner, and
- the inability of any other partner or owner to replace us.

We also consolidate all variable interest entities when we are determined to be the primary beneficiary.

The deficit minority interest balances included in deferred costs and other assets in the accompanying consolidated balance sheets represent outside partners' interests in the net equity of certain properties. We record deficit minority interests when a joint venture agreement provides for the settlement of deficit capital accounts before distributing the proceeds from the sale of joint venture assets or the joint venture partner is obligated to make additional contributions to the extent of any capital account deficits and has the ability to fund such additional contributions.

Investments in partnerships and joint ventures represent noncontrolling ownership interests in properties. We account for these investments using the equity method of accounting. We initially record these investments at cost and we subsequently adjust for net equity in income or loss, which we allocate in accordance with the provisions of the applicable partnership or joint venture agreement, and cash contributions and distributions. The allocation provisions in the partnership or joint venture agreements are not always consistent with the legal ownership interests held by each general or limited partner or joint venture investee primarily due to partner preferences.

As of December 31, 2007, we consolidated 198 wholly-owned properties and consolidated 19 additional properties that are less than wholly-owned, but which we control or for which we are the primary beneficiary. We account for the remaining 162 properties using the equity method of accounting (joint venture properties). We manage the day-to-day operations of 93 of the 162 joint venture properties but have determined that our partner or partners have substantive participating rights in regards to the assets and operations of these joint venture properties. Additionally, we account for our investment in SPG-FCM Ventures, LLC ("SPG-FCM"), which acquired The Mills Corporation and its majority-owned subsidiary, The Mills Limited Partnership (collectively "Mills") in April 2007, using the equity method of accounting. We have determined that SPG-FCM is not a variable interest entity (VIE) and that Farallon Capital Management, L.L.C. ("Farallon"), our joint venture partner, has substantive participating rights with respect to the assets and operations of SPG-FCM pursuant to the applicable partnership agreements.

We allocate net operating results of the Operating Partnership after preferred distributions to third parties and to us based on the partners' respective weighted average ownership interests in the Operating Partnership.

Our weighted average ownership interest in the Operating Partnership was as follows:

	For the Year Ended December 31,		
	2007	2006	2005
Weighted average ownership interest	**79.4%**	79.1%	78.7%

As of December 31, 2007 and 2006, our ownership interest in the Operating Partnership was 79.4% and 78.9%, respectively. We adjust the limited partners' interest in the Operating Partnership at the end of each period to reflect their interest in the Operating Partnership.

Preferred distributions of the Operating Partnership in the accompanying statements of operations and cash flows represent distributions on outstanding preferred units of limited partnership interest.

3. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Investment Properties

We record investment properties at cost. Investment properties include costs of acquisitions; development, predevelopment, and construction (including allocable salaries and related benefits); tenant allowances and improvements; and interest and real estate taxes incurred related to construction. We capitalize improvements and replacements from repair and maintenance when the repair and maintenance extend the useful life, increase capacity, or improve the efficiency of the asset. All other repair and maintenance items are expensed as incurred. We capitalize interest on projects during periods of construction until the projects are ready for their intended purpose based on interest rates in place during the construction period. The amount of interest capitalized during each year is as follows:

	For the Year Ended December 31,		
	2007	2006	2005
Capitalized interest	**$35,793**	$30,115	$14,433

We record depreciation on buildings and improvements utilizing the straight-line method over an estimated original useful life, which is generally 10 to 40 years. We review depreciable lives of investment properties periodically and we make adjustments when necessary to reflect a shorter economic life. We record depreciation on tenant allowances, tenant inducements and tenant improvements utilizing the straight-line method over the term of the related lease or occupancy term of the tenant, if shorter. We record depreciation on equipment and fixtures utilizing the straight-line method over seven to ten years.

We review investment properties for impairment on a property-by-property basis whenever events or changes in circumstances indicate that the carrying value of investment properties may not be recoverable. These circumstances include, but are not limited to, declines in cash flows, occupancy and comparable sales per square foot at the property. We recognize an impairment of investment property when the estimated undiscounted operating income before depreciation and amortization plus its residual value is less than the carrying value of the property. To the extent impairment has occurred, we charge to income the excess of carrying value of the property over its estimated fair value. We may decide to sell properties that are held for use and the sale prices of these properties may differ from their carrying values.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Dollars in thousands, except share and per share amounts and where indicated as in millions or billions)

Certain of our real estate assets contain asbestos. The asbestos is appropriately contained, in accordance with current environmental regulations, and we have no current plans to remove the asbestos. If these properties were demolished, certain environmental regulations are in place which specify the manner in which the asbestos must be handled and disposed. Because the obligation to remove the asbestos has an indeterminable settlement date, we are not able to reasonably estimate the fair value of this asset retirement obligation.

Purchase Accounting Allocation

We allocate the purchase price of acquisitions to the various components of the acquisition based upon the relative value of each component in accordance with SFAS No. 141 "Business Combinations" (SFAS 141). These components typically include buildings, land and intangibles related to in-place leases and we estimate:

- the fair value of the buildings on an as-if-vacant basis. The value allocated to land and related improvements is determined either by real estate tax assessments, a third party valuation specialist, or other relevant data.
- the market value of in-place leases based upon our best estimate of current market rents and amortize the resulting market rent adjustment into revenues.
- the value of costs to obtain tenants, including tenant allowances and improvements and leasing commissions.
- the value of revenue and recovery of costs foregone during a reasonable lease-up period, as if the space was vacant.

Amounts allocated to building are depreciated over the estimated remaining life of the acquired building or related improvements. We amortize amounts allocated to tenant improvements, in-place lease assets and other lease-related intangibles over the remaining life of the underlying leases. We also estimate the value of other acquired intangible assets, if any, which are amortized over the remaining life of the underlying related leases or intangibles.

Discontinued Operations

SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets" ("SFAS No. 144") provides a framework for the evaluation of impairment of long-lived assets, the treatment of assets held for sale or to be otherwise disposed of, and the reporting of discontinued operations. SFAS No. 144 requires us to reclassify any material operations related to consolidated properties sold during the period to discontinued operations. We have reclassified the results of operations of the seven regional malls, community/lifestyle centers, and office building properties disposed during 2005, as described in Note 4 to discontinued operations in the accompanying consolidated statements of operations and comprehensive income for 2005. Revenues included in discontinued operations were $29.3 million for the year ended December 31, 2005. There were no discontinued operations reported in 2006 as assets sold were not material to our consolidated financial statements. During 2007, we reported the loss upon sale on our five consolidated assets sold in "loss on sale of discontinued operations" in the consolidated statements of operations and comprehensive income. The operating results of the assets disposed of in 2007 were not significant to our consolidated results of operations.

Cash and Cash Equivalents

We consider all highly liquid investments purchased with an original maturity of 90 days or less to be cash and cash equivalents. Cash equivalents are carried at cost, which approximates market value. Cash equivalents generally consist of commercial paper, bankers acceptances, Eurodollars, repurchase agreements, and money markets. During 2005, independent banks assumed responsibility for the gift card programs. We collect gift card funds at the point of sale and then remit those funds to the banks for further processing. As a result, cash and cash equivalents, as of December 31, 2007 and 2006, includes a balance of $41.3 million and $27.2 million, respectively, related to these gift card programs which we do not consider available for general working capital purposes. See Notes 4, 8, and 10 for disclosures about non-cash investing and financing transactions.

Marketable Securities

Marketable securities consist primarily of the assets of our insurance subsidiaries and are included in deferred costs and other assets. The types of securities typically include U.S. Treasury or other U.S. government securities as well as corporate debt securities with maturities ranging from 1 to 10 years. These securities are classified as available-for-sale and are valued based upon quoted market prices or using discounted cash flows when quoted market prices are not available. The amortized cost of debt securities in this category is adjusted for amortization of premiums and accretion of discounts to maturity. Changes in the values of these securities are recognized in accumulated other comprehensive income until the gain or loss is realized and recorded in other income. However, if we determine a decline in value is other than temporary, then we recognize the unrealized loss in income to write down the investments to their net realizable value. Our insurance subsidiaries are required to maintain statutory minimum capital and surplus as well as maintain a minimum liquidity ratio. Therefore, our access to their securities may be limited.

Accounting for Beneficial Interests in Mall of America

In January 2006, an entity controlled by the Simon family assigned to us its right to receive cash flow, capital distributions, and related profits and losses with respect to a portion of its ownership interest in the Mall of America through Mall of America Associates ("MOAA"). This beneficial interest was transferred subject to a credit facility repayable from MOAA's distributions from the property. As a result of this assignment, we began recognizing our share of MOAA's income during the first quarter of 2006, including the proportionate share of earnings of MOAA since August 2004 through the first quarter of 2006 of $10.2 million. This income is included with "income from unconsolidated entities" in our consolidated statement of operations. We accounted for our beneficial interests in MOAA under the equity method of accounting. On November 2, 2006, the Simon family entity sold its partnership interest to an affiliate of another partner in MOAA and settled all pending litigation, terminating our beneficial interests. As a result of this sale, we ceased recording income from this property's operations, and recorded a gain of approximately $86.5 million as a result of the receipt of $102.2 million of capital transaction proceeds assigned to us from this arrangement which is included in "gain (loss) on sale of assets and interests in unconsolidated entities, net" in the consolidated statements of operations and comprehensive income.

Use of Estimates

We prepared the accompanying consolidated financial statements in accordance with accounting principles generally accepted in the United States ("GAAP"). GAAP requires us to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities at the date of the financial statements, and revenues and expenses during the reported period. Our actual results could differ from these estimates.

Segment Disclosure

The Financial Accounting Standards Board (the "FASB") Statement No. 131, "Disclosures about Segments of an Enterprise and Related Information" ("Statement 131") requires disclosure of certain operating and financial data with respect to separate business activities within an enterprise. Our primary business is the ownership, development, and management of retail real estate. We have aggregated our retail operations, including regional malls, Premium Outlet centers, The Mills, and community/lifestyle centers, into one reportable segment because they have similar economic characteristics and we provide similar products and services to similar types of tenants. Further, all material operations are within the United States and no customer or tenant comprises more than 10% of consolidated revenues.

Deferred Costs and Other Assets

Deferred costs and other assets include the following as of December 31:

	2007	2006
Deferred financing and lease costs, net	**$ 221,433**	$ 204,645
In-place lease intangibles, net	**66,426**	93,563
Acquired above market lease intangibles, net	**49,741**	70,623
Marketable securities of our captive insurance companies	**116,260**	103,605
Goodwill	**20,098**	20,098
Minority interests	**163,196**	81,282
Prepaids, notes receivable and other assets, net	**481,481**	417,083
	$1,118,635	$ 990,899

Deferred Financing and Lease Costs. Our deferred costs consist primarily of financing fees we incurred in order to obtain long-term financing and internal and external leasing commissions and related costs. We record amortization of deferred financing costs on a straight-line basis over the terms of the respective loans or agreements. Our deferred leasing costs consist primarily of capitalized salaries and related benefits in connection with lease originations. We record amortization of deferred leasing costs on a straight-line basis over the terms of the related leases. We amortize debt premiums and discounts, which are included in mortgages and other indebtedness, over the remaining terms of the related debt instruments. These debt premiums or discounts arise either at the debt issuance or as part of the purchase price allocation of the fair value of debt assumed in acquisitions. Details of these deferred costs as of December 31 are as follows:

	2007	2006
Deferred financing and lease costs	**$ 401,153**	$ 340,427
Accumulated amortization	**(179,720)**	(135,782)
Deferred financing and lease costs, net	**$ 221,433**	$ 204,645

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Dollars in thousands, except share and per share amounts and where indicated as in millions or billions)

The accompanying statements of operations and comprehensive income includes amortization as follows:

	For the Year Ended December 31,		
	2007	2006	2005
Amortization of deferred financing costs	**$ 15,467**	$ 18,716	$ 22,063
Amortization of debt premiums net of discounts	**(23,000)**	(28,163)	(26,349)
Amortization of deferred leasing costs	**26,033**	22,259	20,606

We report amortization of deferred financing costs, amortization of premiums, and accretion of discounts as part of interest expense. Amortization of deferred leasing costs are a component of depreciation and amortization expense.

Intangible Assets. The average life of the in-place lease intangibles is approximately 5.5 years and is amortized over the remaining life of the leases of the related property on the straight-line basis and is included with depreciation and amortization in the consolidated statements of operations and comprehensive income. The fair market value of above and below market leases are amortized into revenue over the remaining lease life as a component of reported minimum rents. The weighted average remaining life of these intangibles approximates 3.5 years. The unamortized amounts of below market leases are included in accounts payable, accrued expenses, intangibles and deferred revenues on the consolidated balance sheets and $146.7 million and $186.6 million as of December 31, 2007 and 2006, respectively. The amount of amortization of above and below market leases, net for the year ended December 31, 2007, 2006, and 2005 was $44.6 million, $53.3 million, and $48.0 million, respectively.

Details of intangible assets as of December 31 are as follows:

	2007	2006
In-place lease intangibles	**$ 190,151**	$183,544
Accumulated amortization	**(123,725)**	(89,981)
In-place lease intangibles, net	**$ 66,426**	$ 93,563
Acquired above market lease intangibles	**$ 144,224**	$144,224
Accumulated amortization	**(94,483)**	(73,601)
Acquired above market lease intangibles, net	**$ 49,741**	$ 70,623

Estimated future amortization, and the increasing (decreasing) effect on minimum rents for our above and below market leases recorded as of December 31, 2007 are as follows:

	Below Market Leases	Above Market Leases	Increase to Minimum Rent, Net
2008	$ 49,269	$ (16,929)	$ 32,340
2009	34,537	(13,388)	21,149
2010	23,287	(6,958)	16,329
2011	17,190	(4,909)	12,281
2012	12,280	(3,703)	8,577
Thereafter	10,096	(3,854)	6,242
	$ 146,659	$ (49,741)	$ 96,918

Derivative Financial Instruments

We account for our derivative financial instruments pursuant to SFAS 133 "Accounting for Derivative Instruments and Hedging Activities," as amended by SFAS 138, "Accounting for Derivative Instruments and Hedging Activities." We use a variety of derivative financial instruments in the normal course of business to manage or hedge the risks associated with our indebtedness and interest payments as described in Note 8 and record all derivatives on our balance sheets at fair value. We require that hedging derivative instruments are effective in reducing the risk exposure that they are designated to hedge. We formally designate any instrument that meets these hedging criteria as a hedge at the inception of the derivative contract.

We adjust our balance sheets on an ongoing basis to reflect the current fair market value of our derivatives. We record changes in the fair value of these derivatives each period in earnings or other comprehensive income, as appropriate. The ineffective portion of the hedge is immediately recognized in earnings to the extent that the change in value of a derivative does not perfectly offset the change in value of the instrument being hedged. The unrealized gains and losses held in accumulated other comprehensive income will be reclassified to earnings over time as the hedged items are recognized in earnings. We have a policy of only entering into contracts with major financial institutions based upon their credit ratings and other factors.

We use standard market conventions to determine the fair values of derivative instruments, and techniques such as discounted cash flow analysis, option pricing models, and termination cost are used to determine fair value at each balance sheet date. All methods of assessing fair value result in a general approximation of value and such value may never actually be realized.

Accumulated Other Comprehensive Income

The components of our accumulated other comprehensive income consisted of the following as of December 31:

	2007	2006
Cumulative translation adjustment	$ 3,516	$ (1,475)
Accumulated derivative gains, net	11,966	19,715
Net unrealized gains on marketable securities	2,605	999
Total accumulated other comprehensive income	$ 18,087	$ 19,239

Revenue Recognition

We, as a lessor, retain substantially all of the risks and benefits of ownership of the investment properties and account for our leases as operating leases. We accrue minimum rents on a straight-line basis over the terms of their respective leases. Substantially all of our retail tenants are also required to pay overage rents based on sales over a stated base amount during the lease year. We recognize overage rents only when each tenant's sales exceeds the applicable sales threshold.

We structure our leases to allow us to recover a significant portion of our property operating, real estate taxes, repairs and maintenance, and advertising and promotion expenses from our tenants. A substantial portion of our leases, other than those for anchor stores, require the tenant to reimburse us for a substantial portion of our operating expenses, including common area maintenance (CAM), real estate taxes and insurance. This significantly reduces our exposure to increases in costs and operating expenses resulting from inflation. Such property operating expenses typically include utility, insurance, security, janitorial, landscaping, food court and other administrative expenses. We accrue reimbursements from tenants for recoverable portions of all these expenses as revenue in the period the applicable expenditures are incurred. For approximately 67.7% of our leases, we receive a fixed payment from the tenant for the CAM component. We are continually working towards converting the remainder of our leases to the fixed payment methodology. Without the fixed-CAM component, CAM expense reimbursements are based on the tenant's proportionate share of the allocable operating expenses and CAM capital expenditures for the property. We also receive escrow payments for these reimbursements from substantially all our non-fixed CAM tenants and monthly fixed CAM payments throughout the year. We recognize differences between estimated recoveries and the final billed amounts in the subsequent year. These differences were not material in any period presented. Our advertising and promotional costs are expensed as incurred.

Management Fees and Other Revenues

Management fees and other revenues are generally received from our unconsolidated joint venture properties as well as third parties. Management fee revenue is recognized based on a contractual percentage of joint venture property revenue. Development fee revenue is recognized on a contractual percentage of hard costs to develop a property. Leasing fee revenue is recognized on a contractual per square foot charge based on the square footage of current year leasing activity.

Insurance premiums written and ceded are recognized on a pro-rata basis over the terms of the policies. Insurance losses are reflected in property operating expenses in the accompanying statements of operations and comprehensive income and include estimates for losses incurred but not reported as well as losses pending settlement. Estimates for losses are based on evaluations by actuaries and management's best estimates. Total insurance reserves for our insurance subsidiaries and other self-insurance programs as of December 31, 2007 and 2006 approximated $121.4 million and $112.5 million, respectively.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Dollars in thousands, except share and per share amounts and where indicated as in millions or billions)

We recognize fee revenues from our co-branded gift card programs when the fees are earned under the related arrangements with the card issuer. Generally, these revenues are recorded at the issuance of the gift card for handling fees.

Allowance for Credit Losses

We record a provision for credit losses based on our judgment of a tenant's creditworthiness, ability to pay and probability of collection. In addition, we also consider the retail sector in which the tenant operates and our historical collection experience in cases of bankruptcy, if applicable. Accounts are written off when they are deemed to be no longer collectible. Presented below is the activity in the allowance for credit losses and includes the activities related to discontinued operations during the following years:

	For the Year Ended December 31,		
	2007	2006	2005
Balance at Beginning of Year	**$ 32,817**	$ 35,239	$ 37,039
Consolidation of previously unconsolidated entities	**495**	321	—
Provision for Credit Losses	**9,672**	9,730	7,284
Accounts Written Off	**(9,174)**	(12,473)	(9,084)
Balance at End of Year	**$ 33,810**	$ 32,817	$ 35,239

Income Taxes

We and certain other subsidiaries of the Operating Partnership are taxed as REITs under Sections 856 through 860 of the Internal Revenue Code and applicable Treasury regulations relating to REIT qualification. In order to maintain this REIT status, the regulations require us to distribute at least 90% of our taxable income to stockholders and meet certain other asset and income tests as well as other requirements. We intend to continue to adhere to these requirements and maintain our REIT status and that of the REIT subsidiaries. As REITs, these entities will generally not be liable for federal corporate income taxes as long as they continue to distribute in excess of 100% of their taxable income. Thus, we made no provision for federal income taxes for these entities in the accompanying consolidated financial statements. If Simon Property or any of our REIT subsidiaries fail to qualify as a REIT, we or that entity will be subject to tax at regular corporate rates for the years in which it failed to qualify. If we lose our REIT status we could not elect to be taxed as a REIT for four years unless our failure to qualify was due to reasonable cause and certain other conditions were satisfied.

We have also elected taxable REIT subsidiary ("TRS") status for some of our subsidiaries. This enables us to provide services that would otherwise be considered impermissible for REITs and participate in activities that don't qualify as "rents from real property". For these entities, deferred tax assets and liabilities are established for temporary differences between the financial reporting basis and the tax basis of assets and liabilities at the enacted tax rates expected to be in effect when the temporary differences reverse. A valuation allowance for deferred tax assets is provided if we believe all or some portion of the deferred tax asset may not be realized. An increase or decrease in the valuation allowance that results from the change in circumstances that causes a change in our judgment about the realizability of the related deferred tax asset is included in income.

As of December 31, 2007 and 2006, we had a net deferred tax asset of $19.8 million and $12.8 million, respectively, related to our TRS subsidiaries. The net deferred tax asset is included in deferred costs and other assets in the accompanying consolidated balance sheets and consists primarily of operating losses and other carryforwards for Federal income tax purposes as well as the timing of the deductibility of losses or reserves from insurance subsidiaries. State income, franchise or other taxes were not significant in any of the periods presented. The income tax benefit in 2007 results primarily from the tax deductibility of a $55.1 million impairment charge.

4. REAL ESTATE ACQUISITIONS, DISPOSALS, AND IMPAIRMENT

We acquire properties to generate both current income and long-term appreciation in value. We acquire individual properties or portfolios of other retail real estate companies that meet our investment criteria. We sell properties which no longer meet our strategic criteria. Our consolidated acquisition and disposal activity for the periods presented are highlighted as follows:

2007 Acquisitions

As a result of the Mills acquisition which is more fully discussed in Note 7, we consolidated two regional mall properties, Town Center at Cobb and Gwinnett Place. In additional to the Mills acquisition, on March 1, 2007, we acquired the remaining 40% interest in both University Park Mall and University Center located in Mishawaka, Indiana from our partner and as a result, we now own 100% of these properties. On March 28, 2007, we acquired The Maine Outlet, a 112,000 square foot outlet center located in Kittery, Maine, adjacent to our Kittery Premium Outlets property. On August 23, 2007, we acquired Las Americas Premium Outlets, a 560,000 square foot upscale outlet center located in San Diego, California. We also purchased an additional 1% interest in Bangor Mall on July 13, 2007, and an additional 6.5% interest in Montgomery Mall on November 1, 2007. The aggregate purchase price of the consolidated assets acquired during 2007, excluding Town Center and Cobb and Gwinnett Place, was approximately $394.2 million, including the assumption of our share of debt of the properties acquired.

2006 Acquisitions

On November 1, 2006, we acquired the remaining 50% interest in Mall of Georgia, a regional mall property, from our partner for $252.6 million, including the assumption of our $96.0 million share of debt. As a result, we now own 100% of Mall of Georgia and the property was consolidated as of the acquisition date.

2005 Acquisitions

On November 18, 2005, we purchased a 37.99% interest in Springfield Mall in Springfield, Pennsylvania, for approximately $39.3 million, including the issuance of our share of debt of $29.1 million. On November 21, 2005, we purchased a 50% interest in Coddingtown Mall in Santa Rosa, California, for approximately $37.1 million, including the assumption of our share of debt of $10.5 million. Both of these properties are being accounted for on the equity method of accounting.

2007 Dispositions

During the year ended December 31, 2007, we sold five consolidated properties for which we received net proceeds of $56.4 million and recorded our share of a loss on the disposals totaling $35.2 million.

2006 Dispositions

During the year ended December 31, 2006, we sold three consolidated properties and one property in which we held a 50% interest and accounted for under the equity method. We received net proceeds of $52.7 million and recorded our share of a gain on the dispositions totaling $12.2 million.

2005 Dispositions

During the year ended December 31, 2005, we sold sixteen non-core properties, consisting of four regional malls, one community/ lifestyle center, nine other outlet centers and two office buildings. Seven of these disposals were considered significant and we reclassified the operations and the resulting net gain on sale to discontinued operations. For these seven asset sales, we received net proceeds of $375.2 million and recorded our share of a gain on the dispositions totaling $115.8 million, net of $31.1 million in limited partners' interest. The additional nine other properties sold were insignificant non-core properties that resulted in no gain or loss.

Certain of the net proceeds from these sales, net of repayment of outstanding debt, were held in escrow to complete IRS Section 1031 exchanges while the remainder was used for general working capital purposes.

Impairment. We evaluate properties for impairment using a combination of estimations of the fair value based upon a multiple of the net cash flow of the properties and discounted cash flows from the individual properties' operations as well as contract prices, if applicable and available. As discussed in Note 7, we recorded an impairment charge of $55.1 million in 2007 related to our investment in a joint venture that holds an interest in land in Arizona.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Dollars in thousands, except share and per share amounts and where indicated as in millions or billions)

5. PER SHARE DATA

We determine basic earnings per share based on the weighted average number of shares of common stock outstanding during the period. We determine diluted earnings per share based on the weighted average number of shares of common stock outstanding combined with the incremental weighted average shares that would have been outstanding assuming all dilutive potential common shares were converted into shares at the earliest date possible. The following table sets forth the computation of our basic and diluted earnings per share. The amounts presented in the reconciliation below represent the common stockholders' pro rata share of the respective line items in the statements of operations and is after considering the effect of preferred dividends.

	For the Year Ended December 31,		
	2007	2006	2005
Common Stockholders' share of:			
Net Income available to Common Stockholders — Basic	**$ 436,164**	$ 486,145	$ 401,895
Effect of dilutive securities:			
Impact to General Partner's interest in Operating Partnership from all dilutive securities and options	**313**	415	337
Net Income available to Common Stockholders — Diluted	**$ 436,477**	$ 486,560	$ 402,232
Weighted Average Shares Outstanding — Basic	**222,998,313**	221,024,096	220,259,480
Effect of stock options	**778,471**	903,255	871,010
Weighted Average Shares Outstanding — Diluted	**223,776,784**	221,927,351	221,130,490

For the year ending December 31, 2007, potentially dilutive securities include stock options, convertible preferred stock and common units of limited partnership interest ("Units") in the Operating Partnership which are exchangeable for common stock and certain preferred units of limited partnership interest of the Operating Partnership. The only security that had a dilutive effect for the years ended December 31, 2007, 2006 and 2005 were stock options.

We accrue distributions when they are declared. The taxable nature of the dividends declared for each of the years ended as indicated is summarized as follows:

	For the Year Ended December 31,		
	2007	2006	2005
Total dividends paid per common share	**$3.36**	$3.04	$2.80
Percent taxable as ordinary income	**92.9%**	81.4%	85.8%
Percent taxable as long-term capital gains	**7.1%**	18.6%	14.2%
	100.0%	100.0%	100.0%

6. INVESTMENT PROPERTIES

Investment properties consist of the following as of December 31:

	2007	2006
Land	**$ 2,798,452**	$ 2,651,205
Buildings and improvements	**21,364,915**	19,993,094
Total land, buildings and improvements	**24,163,367**	22,644,299
Furniture, fixtures and equipment	**251,658**	219,664
Investment properties at cost	**24,415,025**	22,863,963
Less — accumulated depreciation	**5,312,095**	4,606,130
Investment properties at cost, net	**$19,102,930**	$18,257,833
Construction in progress included above	**$ 647,303**	$ 530,298

7. INVESTMENTS IN UNCONSOLIDATED ENTITIES

Joint ventures are common in the real estate industry. We use joint ventures to finance properties, develop new properties, and diversify our risk in a particular property or portfolio. We held joint venture ownership interests in 103 properties as of December 31, 2007 and 68 as of December 31, 2006. We also held interests in two joint ventures which owned 51 European shopping centers as of December 31, 2007 and 53 as of December 31, 2006. We also held an interest in six joint venture properties under operation in Japan, one joint venture property in Mexico, and one joint venture property in South Korea. We account for these joint venture properties using the equity method of accounting.

Substantially all of our joint venture properties are subject to rights of first refusal, buy-sell provisions, or other sale rights for partners which are customary in real estate joint venture agreements and the industry. Our partners in these joint ventures may initiate these provisions at any time (subject to any applicable lock up or similar restrictions), which will result in either the sale of our interest or the use of available cash or borrowings to acquire the joint venture interest.

Acquisition of The Mills Corporation by SPG-FCM

On February 16, 2007, SPG-FCM, a 50/50 joint venture between an affiliate of the Operating Partnership and funds owned by Farallon, entered into a definitive merger agreement to acquire all of the outstanding common stock of Mills for $25.25 per common share in cash. The acquisition of Mills and its interests in the 37 properties that remain at December 31, 2007 was completed through a cash tender offer and a subsequent merger transaction which concluded on April 3, 2007. As of December 31, 2007, we and Farallon had each funded $650.0 million into SPG-FCM to acquire all of the common stock of Mills. As part of the transaction, the Operating Partnership also made loans to SPG-FCM and Mills that bear interest primarily at rates of LIBOR plus 270-275 basis points. These funds were used by SPG-FCM and Mills to repay loans and other obligations of Mills, including the redemption of preferred stock, during the year. As of December 31, 2007, the outstanding balance of our loan to SPG-FCM was $548.0 million, and the average outstanding balance during the twelve month period ended December 31, 2007 of all loans made to SPG-FCM and Mills was approximately $993.3 million. During 2007, we recorded approximately $39.1 million in interest income (net of inter-entity eliminations) related to these loans. We also recorded fee income, including fee income amortization related to up-front fees on loans made to SPG-FCM and Mills, during 2007 of approximately $17.4 million (net of inter-entity eliminations), for providing refinancing services to Mills' properties and SPG-FCM. The existing loan facility to SPG-FCM bears a rate of LIBOR plus 275 basis points and matures on June 7, 2009, with three available one-year extensions, subject to certain terms and conditions. Fees charged on loans made to SPG-FCM and Mills are amortized on a straight-line basis over the life of the loan.

As a result of the change in control of Mills, holders of Mills' Series F convertible cumulative redeemable preferred stock had the right to require the repurchase of their shares for cash equal to the liquidation preference per share plus accrued and unpaid dividends. During the second quarter of 2007, all of the holders of Mills' Series F preferred stock exercised this right, and Mills redeemed this series of preferred stock for approximately $333.2 million, including accrued dividends. Further, as of August 1, 2007, The Mills Corporation was liquidated and the holders of the remaining series' of Mills preferred stock were paid a liquidation preference of approximately $693.0 million, including accrued dividends.

During the third quarter of 2007, the holders of less than 5,000 common units in the Mills' operating partnership ("Mills Units") received $25.25 in cash, and those holding 5,000 or more Mills Units had the option to exchange for cash of $25.25, or Units of the Operating Partnership based on a fixed exchange ratio of 0.211 Operating Partnership Units for each Mills Unit. That option expired on August 1, 2007. Holders electing to exchange received 66,036 Units in the Operating Partnership for their Mills Units. The remaining Mills Units were exchanged for cash.

Effective July 1, 2007, we or an affiliate of ours began serving as the manager for substantially all of the properties in which SPG-FCM holds an interest. In conjunction with the Mills acquisition, we acquired a majority interest in two properties in which we previously held a 50% ownership interest (Town Center at Cobb and Gwinnett Place) and as a result we have consolidated these two properties at the date of acquisition. We have reclassified the results of these properties in the Joint Venture Statement of Operations into "Income from consolidated joint venture interests."

The acquisition of Mills involved the purchase of all of Mills' outstanding shares of common stock and common units for approximately $1.7 billion (at $25.25 per share or unit), the assumption of $954.9 million of preferred stock, the assumption of a proportionate share of property-level mortgage debt, SPG-FCM's share of which approximated $3.8 billion, the assumption of $1.2 billion in unsecured loans

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Dollars in thousands, except share and per share amounts and where indicated as in millions or billions)

provided by us, costs to effect the acquisition, and certain liabilities and contingencies, including an ongoing investigation by the Securities and Exchange Commission, for an aggregate purchase price of approximately $8 billion. SPG-FCM has completed its preliminary purchase price allocations for the acquisition of Mills. The valuations were developed with the assistance of a third-party professional appraisal firm. The preliminary allocations will be finalized within one year of the acquisition date in accordance with applicable accounting standards.

In addition we sold our interest in Broward and Westland Malls, which we acquired through the Mills acquisition, and recognized no gain or loss on these dispositions.

Joint Venture Property Refinancing Activity

The following joint venture property refinancing activity resulted in our receiving significant excess refinancing proceeds:

On November 15, 2007, we refinanced Aventura Mall, a joint venture property in which we own a 33.3% interest, with a $430.0 million, 5.905% fixed-rate mortgage that matures on December 11, 2017. The balances of the previous $200.0 million 6.61% fixed-rate mortgage was repaid, and we received our share of the excess refinancing proceeds of approximately $71.4 million.

On November 1, 2007, we refinanced West Town Mall, a joint venture property in which we own a 50% interest, with a $210.0 million, 6.3375% fixed-rate mortgage that matures on December 1, 2017. The balances of the previous $76.0 million 6.90% fixed-rate mortgage was repaid, and we received our share of the excess refinancing proceeds of approximately $66.4 million.

On May 10, 2006, we refinanced thirteen cross-collateralized mortgages with seven individual secured loans totaling $796.6 million with fixed rates ranging from 5.79% to 5.83%. The balance of the previous mortgages totaled $625.0 million, and bore interest at rates ranging from LIBOR plus 41 basis points to a fixed rate of 8.28%, and was scheduled to mature on May 15, 2006. We received our share of excess refinanced proceeds of approximately $86 million on the closing of the new mortgage loan.

On November 29, 2005, we refinanced Houston Galleria, a joint venture property, with a $821.0 million, 5.436% fixed-rate mortgage that matures on December 1, 2015. The balances of the two previous mortgages, which were repaid, were $213.2 million and $84.7 million and bore interest at a fixed rate of 7.93% and at LIBOR plus 150 basis points, respectively. They were scheduled to mature on December 1, 2005 and December 31, 2006, respectively. We received our share of the excess refinancing proceeds of approximately $165.0 million on the closing of the new mortgage loan.

On June 1, 2005, we refinanced Westchester Mall, a joint venture property, with a $500.0 million, 4.86% fixed-rate mortgage that matures on June 1, 2010. The balances of the two previous mortgages, which were repaid, were $142.0 million and $50.1 million and bore interest at fixed rates of 8.74% and 7.20%, respectively. Both were scheduled to mature on September 1, 2005. We received our share of the excess refinancing proceeds of approximately $120.0 million on the closing of the new mortgage loan.

Summary Financial Information

A summary of our investments in joint ventures and share of income from such joint ventures follow. We condensed into separate line items major captions of the statements of operations for joint venture interests sold or consolidated. Consolidation occurs when we acquire an additional interest in the joint venture or became the primary beneficiary and as a result, gain unilateral control of the property. We reclassified these line items into "Income (loss) from discontinued joint venture interests" and "Income from consolidated joint venture interests" so that we may present comparative results of operations for those joint venture interests held as of December 31, 2007. Balance sheet information for the joint ventures is as follows:

	December 31, 2007	December 31, 2006
BALANCE SHEETS		
Assets:		
Investment properties, at cost	**$21,009,416**	$10,669,967
Less — accumulated depreciation	**3,217,446**	2,206,399
	17,791,970	8,463,568
Cash and cash equivalents	**747,575**	354,620
Tenant receivables	**435,093**	258,185
Investment in unconsolidated entities	**258,633**	176,400
Deferred costs and other assets	**713,180**	307,468
Total assets	**$19,946,451**	$ 9,560,241
Liabilities and Partners' Equity:		
Mortgages and other indebtedness	**$16,507,076**	$ 8,055,855
Accounts payable, accrued expenses, and deferred revenue	**972,699**	513,472
Other liabilities	**825,279**	255,633
Total liabilities	**18,305,054**	8,824,960
Preferred units	**67,450**	67,450
Partners' equity	**1,573,947**	667,831
Total liabilities and partners' equity	**$19,946,451**	$ 9,560,241
Our Share of:		
Total assets	**$ 8,040,987**	$ 4,113,051
Partners' equity	**$ 776,857**	$ 380,150
Add: Excess Investment	**757,236**	918,497
Our net Investment in Joint Ventures	**$ 1,534,093**	$ 1,298,647
Mortgages and other indebtedness	**$ 6,568,403**	$ 3,472,228

"Excess Investment" represents the unamortized difference of our investment over our share of the equity in the underlying net assets of the joint ventures acquired. We amortize excess investment over the life of the related properties, typically no greater than 40 years, and the amortization is included in the reported amount of income from unconsolidated entities.

As of December 31, 2007, scheduled principal repayments on joint venture properties' mortgages and other indebtedness are as follows:

2008	$ 1,559,991
2009	1,622,137
2010	1,985,312
2011	1,634,178
2012	2,290,767
Thereafter	7,389,042
Total principal maturities	16,481,427
Net unamortized debt premiums	26,350
Net unamortized debt discounts	(701)
Total mortgages and other indebtedness	$16,507,076

This debt becomes due in installments over various terms extending through 2023 with interest rates ranging from 1.35% to 10.61% and a weighted average rate of 5.84% at December 31, 2007.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Dollars in thousands, except share and per share amounts and where indicated as in millions or billions)

	For the Year Ended December 31,		
	2007	2006	2005
STATEMENTS OF OPERATIONS			
Revenue:			
Minimum rent	**$ 1,682,671**	$ 1,060,896	$1,004,042
Overage rent	**119,134**	89,968	81,498
Tenant reimbursements	**852,312**	540,560	514,587
Other income	**201,075**	147,549	124,015
Total revenue	**2,855,192**	1,838,973	1,724,142
Operating Expenses:			
Property operating	**580,910**	366,122	339,552
Depreciation and amortization	**627,929**	318,589	311,870
Real estate taxes	**220,474**	131,359	129,374
Repairs and maintenance	**113,517**	83,331	80,995
Advertising and promotion	**62,182**	42,096	34,663
Provision for credit losses	**22,448**	4,620	8,723
Other	**162,570**	125,976	119,908
Total operating expenses	**1,790,030**	1,072,093	1,025,085
Operating Income	**1,065,162**	766,880	699,057
Interest expense	**(853,307)**	(415,425)	(370,001)
Income (loss) from unconsolidated entities	**665**	1,204	(1,892)
Minority interest	**—**	—	—
Gain (loss) on sale of asset	**(6,399)**	(6)	1,423
Income from Continuing Operations	**206,125**	352,653	328,587
Income from consolidated joint venture interests	**2,562**	14,070	13,626
Income (loss) from discontinued joint venture interests	**202**	736	(2,452)
Gain on disposal or sale of discontinued operations, net	**198,952**	20,375	65,599
Net Income	**$ 407,841**	$ 387,834	$ 405,360
Third-Party Investors' Share of Net Income	**$ 232,586**	$ 232,499	$ 238,265
Our Share of Net Income	**175,255**	155,335	167,095
Amortization of Excess Investment	**(46,503)**	(49,546)	(48,597)
Income from Beneficial Interests and Other, net	**—**	15,605	—
Write-off of Investment Related to Properties Sold	**—**	(2,846)	(38,666)
Our Share of Net (Gain)/Loss Related to Properties Sold	**(90,632)**	(7,729)	1,975
Income from Unconsolidated Entities	**$ 38,120**	$ 110,819	$ 81,807

Prior Year Acquisition and Disposition Activity

On November 1, 2006, we acquired the remaining 50% interest in Mall of Georgia, a regional mall property, from our partner for $252.6 million, including the assumption of our $96.0 million share of debt. As a result, we now own 100% of Mall of Georgia and the property was consolidated as of the acquisition date. We have reclassified the results of this property in the Joint Venture Statement of Operations into "Income from consolidated joint venture interests."

On January 11, 2005, Metrocenter, a joint venture regional mall property was sold. We recognized our share of the gain of $11.8 million, net of the write-off of the related investment and received $62.6 million representing our share of the proceeds from this disposition. On December 22, 2005, The Forum Entertainment Centre, our Canadian property, was sold. We recognized our share of the loss of $13.7 million, net of the write-off of the related investment, from the disposition of this property. On April 25, 2006, Great Northeast Plaza, a joint venture community center was sold. We recognized our share of the gain of $7.7 million, net of the write-off of the related investment and received $8.8 million representing our share of the proceeds from this disposition. Our share of the net gain resulting from the sale of Metrocenter, The Forum Entertainment Centre, and Great Northeast Plaza are shown separately in "gain (loss) on sales of assets and interests in unconsolidated entities, net" in the consolidated statement of operations and comprehensive income.

Impairment Charge. On December 28, 2005, we invested $50.0 million of equity for a 40% interest in a joint venture with Toll Brothers, Inc. and Meritage Homes Corp. to purchase a 5,485-acre land parcel in northwest Phoenix from DaimlerChrysler Corporation for $312 million. The principal use of the land upon attaining entitled status is to develop single-family homesites by our partners. As a result of the recent downturn in the residential market, during the fourth quarter of 2007, we recorded an impairment charge of $55.1 million, $36.5 million net of tax benefit, representing our entire equity investment in this joint venture, including interest capitalized on our invested equity.

International Joint Venture Investments

European Joint Ventures. We conduct our international operations in Europe through our two European joint venture investment entities; Simon Ivanhoe S.à.r.l. ("Simon Ivanhoe") and Gallerie Commerciali Italia ("GCI"). The carrying amount of our total combined investment in these two joint venture investments is $289.5 million and $338.1 million as of December 31, 2007 and 2006, respectively, net of the related cumulative translation adjustments. The Operating Partnership has a 50% ownership in Simon Ivanhoe and a 49% ownership in GCI as of December 31, 2007.

On October 20, 2005, Ivanhoe Cambridge, Inc. ("Ivanhoe"), an affiliate of Caisse de dépôt et placement du Québec, effectively acquired our former partner's 39.5% ownership interest in Simon Ivanhoe. On February 13, 2006, pursuant to the terms of our October 20, 2005 transaction with Ivanhoe, we sold a 10.5% interest in this joint venture to Ivanhoe for €45.2 million, or $53.9 million, and recorded a gain on the disposition of $34.4 million. This gain is reported in "gain (loss) on sales of assets and interests in unconsolidated entities, net" in the 2006 consolidated statements of operations. We then settled all remaining share purchase commitments from the company's founders, including the early settlement of some commitments by purchasing an additional 25.8% interest in Simon Ivanhoe for €55.1 million, or $65.5 million. As a result of these transactions, we and Ivanhoe each own a 50% interest in Simon Ivanhoe at December 31, 2006 and 2007.

On July 5, 2007, Simon Ivanhoe completed the sale of five non-core assets in Poland and we presented our share of the gain upon this disposition in "gain (loss) on sale of assets and interests in unconsolidated entities, net" in the consolidated statement of operations and comprehensive income.

Asian Joint Ventures. We conduct our international Premium Outlet operations in Japan through joint ventures with Mitsubishi Estate Co., Ltd. and Sojitz Corporation (formerly known as Nissho Iwai Corporation). The carrying amount of our investment in these Premium Outlet joint ventures in Japan is $273.0 million and $281.2 million as of December 31, 2007 and 2006, respectively, net of the related cumulative translation adjustments. We have a 40% ownership in these Japan Premium Outlet joint ventures. During 2007, we also completed construction and opened our first Premium Outlet in South Korea. As of December 31, 2007 and 2006 respectively, our investment in our Premium Outlet in South Korea, for which we hold a 50% ownership interest, approximated $23.1 million and $18.5 million net of the related cumulative translation adjustments.

During 2006, we finalized the formation of joint venture arrangements to develop and operate shopping centers in China. The shopping centers will be anchored by Wal-Mart stores and we own a 32.5% interest in the joint venture entities, and a 32.5% ownership in the management operation overseeing these projects, collectively referred to as Great Mall Investments, Ltd. ("GMI"). We have five centers currently under construction, with our share of the total equity commitment of approximately $60 million. We account for our investments in GMI under the equity method of accounting. As of December 31, 2007, our combined investment in these shopping centers in GMI is approximately $32.1 million.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Dollars in thousands, except share and per share amounts and where indicated as in millions or billions)

8. INDEBTEDNESS AND DERIVATIVE FINANCIAL INSTRUMENTS

Our mortgages and other indebtedness, excluding the impact of derivative instruments, consist of the following as of December 31:

	2007	2006
Fixed-Rate Debt:		
Mortgages and other notes, including $24,845 and $41,579 net premiums, respectively. Weighted average interest and maturity of 6.06% and 4.5 years at December 31, 2007.	$ 4,836,761	$ 4,266,045
Unsecured notes, including $9,680 and $17,513 net premiums, respectively. Weighted average interest and maturity of 5.68% and 5.2 years at December 31, 2007.	9,384,680	10,447,513
7% Mandatory Par Put Remarketed Securities, including $4,568 and $4,669 premiums, respectively, due June 2028 and subject to redemption June 2008.	204,568	204,669
Total Fixed-Rate Debt	14,426,009	14,918,227
Variable-Rate Debt:		
Mortgages and other notes, at face value, respectively. Weighted average interest and maturity of 5.38% and 2.2 years.	441,143	180,558
Credit Facility (see below)	2,351,612	305,132
Total Variable-Rate Debt	2,792,755	485,690
Fair value interest rate swaps	(90)	(9,428)
Total Mortgages and Other Indebtedness, Net	$17,218,674	$15,394,489

General. At December 31, 2007, we have pledged 80 properties as collateral to secure related mortgage notes including 7 pools of cross-defaulted and cross-collateralized mortgages encumbering a total of 39 properties. Under these cross-default provisions, a default under any mortgage included in the cross-defaulted package may constitute a default under all such mortgages and may lead to acceleration of the indebtedness due on each property within the collateral package. Of our 80 encumbered properties, indebtedness on 19 of these encumbered properties and our unsecured notes are subject to various financial performance covenants relating to leverage ratios, annual real property appraisal requirements, debt service coverage ratios, minimum net worth ratios, debt-to-market capitalization, and/or minimum equity values. Our mortgages and other indebtedness may be prepaid but are generally subject to prepayment of a yield-maintenance premium or defeasance. As of December 31, 2007, we are in compliance with all our debt covenants.

Some of the limited partner Unitholders guarantee a portion of our consolidated debt through foreclosure guarantees. In total, 53 limited partner Unitholders provide guarantees of foreclosure of $351.9 million of our consolidated debt at six consolidated properties. In each case, the loans were made by unrelated third party institutional lenders and the guarantees are for the benefit of each lender. In the event of foreclosure of the mortgaged property, the proceeds from the sale of the property are first applied against the amount of the guarantee and also reduce the amount payable under the guarantee. To the extent the sale proceeds from the disposal of the property do not cover the amount of the guarantee, then the Unitholder is liable to pay the difference between the sale proceeds and the amount of the guarantee so that the entire amount guaranteed to the lender is satisfied. The debt is non-recourse to us and our affiliates.

Unsecured Debt

We have $875 million of unsecured notes issued by our subsidiaries that are structurally senior in right of payment to holders of other unsecured notes to the extent of the assets and related cash flows of certain properties. These unsecured notes have a weighted average interest rate of 6.99% and weighted average maturities of 5.0 years.

Credit Facility. Significant draws on our $3.5 billion credit facility during the twelve-month period ended December 31, 2007 were as follows:

Draw Date	Draw Amount	Use of Credit Line Proceeds
02/16/07	$600,000	Borrowing to partially fund a $1.187 billion loan to Mills.
03/29/07	550,000	Borrowing to fund our equity commitment for the Mills acquisition and to fund a loan to SPG-FCM.
04/17/07	140,000	Borrowing to fund a loan to SPG-FCM.
06/28/07	181,000	Borrowing to fund a loan to SPG-FCM.
07/31/07	557,000	Borrowing to fund a loan to SPG-FCM.
08/23/07	105,000	Borrowing to fund a property acquisition.
09/20/07	180,000	Borrowing to fund SPG Medium Term Note payoff.
10/22/07	125,000	Borrowing to fund repayment of Chelsea unsecured note, which had a fixed rate of 7.25%.
11/01/07	90,000	Borrowing to partially fund redemption of Series L preferred stock.
11/15/07	550,000	Borrowing to partially fund repayment of unsecured notes, which had a fixed rate of 6.38%.

Other amounts drawn on our credit facility were primarily for general working capital purposes. We repaid a total of $2.6 billion on our credit facility during the year ended December 31, 2007. The total outstanding balance of the credit facility as of December 31, 2007 was $2.4 billion, and the maximum amount outstanding during the year was approximately $2.6 billion. During the year ended December 31, 2007, the weighted average outstanding balance of the credit facility was approximately $1.4 billion. The amount outstanding as of December 31, 2007 includes $553.6 million in Euro and Yen-denominated borrowings.

On October 4, 2007, we exercised the $500 million accordion feature of our credit facility, increasing the revolving borrowing capacity from $3.0 billion to $3.5 billion. The expanded capacity includes an increase of $125.0 million to $875.0 million for the multi-currency tranche for Euro, Yen and Sterling borrowings. The credit facility is available through January 11, 2011, including a one-year extension at our option. The credit facility bears a rate of 37.5 basis points over the LIBOR rate applicable to our borrowings, which averaged 5.25% and 5.10% for the years ended December 31, 2007 and 2006, respectively, for U.S. dollar-denominated borrowings.

Secured Debt

Mortgages and Other Indebtedness. The balance of fixed and variable rate mortgage notes was $5.3 billion and $4.4 billion as of December 31, 2007 and 2006, respectively. Of the 2007 amount, $5.2 billion is nonrecourse to us. The fixed-rate mortgages generally require monthly payments of principal and/or interest. The interest rates of variable-rate mortgages are typically based on LIBOR. During the twelve-month period ended December 31, 2007, we repaid $191.3 million in mortgage loans, unencumbering four properties.

As a result of the acquisition of Mills by SPG-FCM, we now hold a majority ownership interest in Gwinnett Place and Town Center at Cobb, and as a result they were consolidated as of the acquisition date. This included the consolidation of two mortgages secured by Gwinnett Place of $35.6 million and $79.2 million at fixed rates of 7.54% and 7.25%, respectively, and two mortgages secured by Town Center at Cobb of $45.4 million and $60.3 million at fixed rates of 7.54% and 7.25%, respectively. On May 23, 2007, we refinanced Gwinnett Place and Town Center at Cobb with $115.0 million and $280.0 mortgages at fixed rates of 5.68% and 5.74%, respectively.

We placed a $200.0 million fixed-rate mortgage on Independence Center, a regional mall property, on July 10, 2007, which matures on July 10, 2017, and bears a rate of 5.94%.

As a result of the acquisition of Las Americas Premium Outlets on August 23, 2007, we recorded its $180.0 million fixed-rate mortgage that matures June 11, 2016 and bears a rate of 5.84%.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Dollars in thousands, except share and per share amounts and where indicated as in millions or billions)

Debt Maturity and Other

Our scheduled principal repayments on indebtedness as of December 31, 2007 are as follows:

2008	$ 809,667
2009	1,654,043
2010	2,292,483
2011	4,355,900
2012	2,202,532
Thereafter	5,865,046
Total principal maturities	17,179,671
Net unamortized debt premium and other	39,003
Total mortgages and other indebtedness	$17,218,674

Our cash paid for interest in each period, net of any amounts capitalized, was as follows:

	For the Year Ended December 31,		
	2007	2006	2005
Cash paid for interest	**$ 983,219**	$ 845,964	$ 822,906

Derivative Financial Instruments

Our exposure to market risk due to changes in interest rates primarily relates to our long-term debt obligations. We manage exposure to interest rate market risk through our risk management strategy by a combination of interest rate protection agreements to effectively fix or cap a portion of variable rate debt, or in the case of a fair value hedge, effectively convert fixed rate debt to variable rate debt. We are also exposed to foreign currency risk on financings of certain foreign operations. Our intent is to offset gains and losses that occur on the underlying exposures, with gains and losses on the derivative contracts hedging these exposures. We do not enter into either interest rate protection or foreign currency rate protection agreements for speculative purposes.

We may enter into treasury lock agreements as part of an anticipated debt issuance. If the anticipated transaction does not occur, the cost is charged to net income. Upon completion of the debt issuance, the cost of these instruments is recorded as part of accumulated other comprehensive income and is amortized to interest expense over the life of the debt agreement.

As of December 31, 2007, we reflected the fair value of outstanding consolidated derivatives in other liabilities for $6.8 million. In addition, we recorded the benefits from our treasury lock and interest rate hedge agreements in accumulated other comprehensive income and the unamortized balance of these agreements is $4.4 million as of December 31, 2007. The net benefits from terminated swap agreements are also recorded in accumulated other comprehensive income and the unamortized balance is $10.7 million as of December 31, 2007. As of December 31, 2007, our outstanding LIBOR based derivative contracts consisted of:

- interest rate cap protection agreements with a notional amount of $93.8 million that mature in May 2008.
- variable rate swap agreements with a notional amount of $370.0 million have a weighted average pay rate of 4.97% and a weighted average receive rate of 3.72%. These were terminated in January 2008.

Within the next twelve months, we expect to reclassify to earnings approximately $0.9 million of income of the current balance held in accumulated other comprehensive income. The amount of ineffectiveness relating to fair value and cash flow hedges recognized in income during the periods presented was not material.

Fair Value of Financial Instruments

The carrying value of our variable-rate mortgages and other loans approximates their fair values. We estimate the fair values of consolidated fixed-rate mortgages using cash flows discounted at current borrowing rates and other indebtedness using cash flows discounted at current market rates. The fair values of financial instruments and our related discount rate assumptions used in the estimation of fair value for our consolidated fixed-rate mortgages and other indebtedness as of December 31 is summarized as follows:

	2007	2006
Fair value of fixed-rate mortgages and other indebtedness	**$ 14,741,949**	$14,479,171
Average discount rates assumed in calculation of fair value	**5.16%**	6.53%

9. RENTALS UNDER OPERATING LEASES

Future minimum rentals to be received under noncancelable tenant operating leases for each of the next five years and thereafter, excluding tenant reimbursements of operating expenses and percentage rent based on tenant sales volume as of December 31, 2007 are as follows:

2008	$ 1,771,729
2009	1,666,698
2010	1,493,630
2011	1,312,011
2012	1,126,972
Thereafter	3,486,524
	$10,857,564

Approximately 0.6% of future minimum rents to be received are attributable to leases with an affiliate of a limited partner in the Operating Partnership.

10. CAPITAL STOCK

Our Board of Directors is authorized to reclassify excess common stock into one or more additional classes and series of capital stock, to establish the number of shares in each class or series and to fix the preferences, conversion and other rights, voting powers, restrictions, limitations as to dividends, and qualifications and terms and conditions of redemption of such class or series, without any further vote or action by the stockholders. The issuance of additional classes or series of capital stock may have the effect of delaying, deferring or preventing a change in control of Simon Property without further action of the stockholders. The ability to issue additional classes or series of capital stock, while providing flexibility in connection with possible acquisitions and other corporate purposes, could have the effect of making it more difficult for a third party to acquire, or of discouraging a third party from acquiring, a majority of our outstanding voting stock.

Holders of our common stock are entitled to one vote for each share held of record on all matters submitted to a vote of stockholders, other than for the election of directors. At the time of the initial public offering of our predecessor in 1993, the charter of the predecessor gave Melvin Simon, Herbert Simon, David Simon and certain of their affiliates (the "Simons") the right to elect four of the thirteen members of the Board of Directors, conditioned upon the Simons, or entities they control, maintaining specified levels of equity ownership in Simon Property's predecessor, the Operating Partnership and all of their subsidiaries. In addition, at that time, Melvin Simon & Associates, Inc. ("MSA"), acquired 3,200,000 shares of Class B common stock. MSA placed the Class B common stock into a voting trust under which the Simons were the sole trustees. These voting trustees had the authority to elect the four members of the Board of Directors. These same arrangements were incorporated into Simon Property's Charter in 1998 during the combination of its predecessor and Corporate Property Investors, Inc. Shares of Class B common stock convert automatically into an equal number of shares of common stock upon the sale or transfer thereof to a person not affiliated with Melvin Simon, Herbert Simon or David Simon. The holders of the Class C common stock (the "DeBartolos") are entitled to elect two of the thirteen members of the Board of Directors. Shares of Class C common stock convert automatically into an equal number of shares of common stock upon the sale or transfer thereof to a person not affiliated with the members of the DeBartolo family or entities controlled by them. The Class B and Class C shares can be converted into shares of common stock at the option of the holders. At the initial offering we reserved 3,200,000 and 4,000 shares of common stock for the possible conversion of the outstanding Class B and Class C shares, respectively.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Dollars in thousands, except share and per share amounts and where indicated as in millions or billions)

Common Stock Issuances and Repurchases

In 2007, we issued 1,692,474 shares of common stock to nine limited partners in exchange for an equal number of Units.

We issued 231,025 shares of common stock related to employee and director stock options exercised during 2007. We used the net proceeds from the option exercises of approximately $7.6 million to acquire additional units of the Operating Partnership. The Operating Partnership used the net proceeds for general working capital purposes.

On July 26, 2007, our Board of Directors authorized us to repurchase up to $1.0 billion of common stock over the next twenty-four months as market conditions warrant. We may repurchase the shares in the open market or in privately negotiated transactions. During 2007, we repurchased 572,000 shares at an average price of $86.11 per share as part of this program. The program had remaining availability of approximately $950.7 million at December 31, 2007.

Holders of Series I 6% Convertible Perpetual Preferred Stock can currently convert their shares into shares of common stock. During the twelve months ended December 31, 2007, 65,907 shares of Series I preferred stock were converted into 51,987 shares of common stock.

Preferred Stock

The following table summarizes the carrying values of each series of preferred stock of Simon Property that had shares issued and outstanding as of December 31:

	2007	2006
Series G 7.89% Cumulative Step-Up Premium Rate Preferred Stock, 3,000,000 shares authorized, 3,000,000 issued and outstanding at 2006, none at 2007.	$ —	$ 148,843
Series I 6% Convertible Perpetual Preferred Stock, 19,000,000 shares authorized, 14,004,936 and 13,781,753 issued and outstanding, respectively.	700,247	689,088
Series J 8⅜% Cumulative Redeemable Preferred Stock, 1,000,000 shares authorized, 796,948 issued and outstanding, including unamortized premium of $6,514 and 6,842 in 2007 and 2006, respectively.	46,361	46,689
	$ 746,608	$ 884,620

The following series of preferred stock were previously issued, but had no shares of such series issued and outstanding at the end of 2007 and 2006: Series B 6.5% Convertible Preferred Stock (5,000,000 shares); Series C 7.00% Cumulative Convertible Preferred Stock (2,700,000 shares); Series D 8.00% Cumulative Redeemable Preferred Stock (2,700,000 shares); Series E 8.00% Cumulative Redeemable Preferred Stock (1,000,000 shares); Series F 8.75% Cumulative Redeemable Preferred Stock (8,000,000 shares); and Series H Variable Rate Preferred Stock (4,530,000 shares), Series K Variable Rate Redeemable Preferred Stock (8,000,000 shares); Series L Variable Rate Redeemable Preferred Stock (6,000,000 shares).

Dividends on all series of preferred stock are calculated based upon the preferred stock's preferred return multiplied by the preferred stock's corresponding liquidation value. The Operating Partnership pays us preferred distributions to Simon Property equal to the dividends we pay on the preferred stock issued.

Series C 7.00% Cumulative Convertible Preferred Stock and Series D 8.00% Cumulative Redeemable Preferred Stock. We issued these two series of preferred stock in 1999 to facilitate the possible conversion of two related series of preferred units described below, 7.00% Cumulative Convertible Preferred Units and the 8.00% Cumulative Redeemable Preferred Units. Each of these series of preferred stock has terms that are substantially identical to the related series of preferred units. There are no shares of either series currently outstanding.

Series F Cumulative Redeemable Preferred Stock. This series of preferred stock was redeemable on or after September 29, 2006, at a redemption equal to the liquidation value ($25.00 per share), plus accrued and unpaid dividends. We redeemed all outstanding shares of this series in October 2006 and recorded a $7.0 million charge to net income during the fourth quarter of 2006 related to the redemption.

Series G Cumulative Step-Up Premium Rate Preferred Stock. This series of preferred stock was redeemable after September 30, 2007 at a redemption price equal to the liquidation value ($50.00 per share) plus accrued and unpaid dividends. We redeemed all outstanding shares of this series in October 2007.

Series I 6% Convertible Perpetual Preferred Stock. This series of preferred stock was issued in connection with our acquisition of Chelsea Property Group in 2004. The terms of this series of preferred stock are substantially identical to those of the related series of 6% Series I Convertible Perpetual Preferred Units described below. During 2007, holders exchanged 289,090 preferred units for an equal number of shares of preferred stock. In prior years, 803,952 preferred units had been exchanged for an equal number of shares of preferred stock. Dividends accrue quarterly at an annual rate of 6% per share. On or after October 14, 2009, we can convert the preferred stock, in whole or in part, into shares of common stock having a value equal to the liquidation preference ($50.00 per share) plus accumulated and unpaid dividends. However, if the conversion date falls between the record date and the preferred stock dividend payment date, the conversion price will be the liquidation preference only. The conversion may occur only if, for 20 trading days within a period of 30 consecutive trading days ending on the trading day before notice of conversion is issued, the closing price per share of the common stock exceeds 130% of the applicable conversion price. This series of preferred stock is also convertible into common stock upon the occurrence of a conversion triggering event. A conversion triggering event includes the following: (a) if we call the preferred stock for conversion; or, (b) if we are a party to a consolidation, merger, binding share exchange, or sale of all or substantially all of our assets; or, (c) if during any fiscal quarter after the fiscal quarter ending December 31, 2004, the closing sale price of the common stock for at least 20 trading days in a period of 30 consecutive trading days ending on the last trading day of the preceding fiscal quarter exceeds 125% of the applicable conversion price. If the closing trigger price condition is not met at the end of any quarter, then conversions are not permitted in the following quarter.

As of December 31, 2007, the conversion trigger price of $78.71 had been met and each share of this series of preferred stock is convertible into 0.794079 of a share of common stock through March 31, 2008. During the twelve months ended December 31, 2007, 65,907 shares of preferred stock were converted into 51,987 shares of common stock.

Series J 8 3/8% Cumulative Redeemable Preferred Stock. We issued this series of preferred stock in 2004 to replace a series of Chelsea preferred stock. Dividends accrue quarterly at an annual rate of 8 3/8% per share. We can redeem this series, in whole or in part, on and after October 15, 2027 at a redemption price of $50.00 per share, plus accumulated and unpaid dividends. This preferred stock was issued at a premium of $7,553 as of the date of our acquisition of Chelsea.

Series K Variable Rate Redeemable Preferred Stock. We issued this series of preferred stock to fund the redemption of the Series F preferred stock in the fourth quarter of 2006. We later repurchased all outstanding shares of this series in the same quarter at the original issue price.

Series L Variable Rate Redeemable Preferred Stock. We issued this series of preferred stock to fund the redemption of the Series G preferred stock in the fourth quarter of 2007. We later repurchased all outstanding shares of this series at the original issue price.

Limited Partners' Preferred Interests in the Operating Partnership

The following table summarizes each of the authorized preferred units of the Operating Partnership as of December 31:

	2007	2006
6% Series I Convertible Perpetual Preferred Units, 19,000,000 units authorized, 3,034,675 and 3,935,165 issued and outstanding.	**$ 151,734**	$ 196,759
7.75% / 8.00% Cumulative Redeemable Preferred Units, 900,000 shares authorized, 850,698 issued and outstanding.	**85,070**	85,070
7.5% Cumulative Redeemable Preferred Units, 260,000 units authorized, 255,373 issued and outstanding.	**25,537**	25,537
7% Cumulative Convertible Preferred Units, 2,700,000 units authorized, 100,818 and 261,683 issued and outstanding as of December 31, 2007 and 2006, respectively.	**2,823**	7,327
8.00% Cumulative Redeemable Preferred Units, 2,700,000 units authorized, 1,418,307 and 1,425,573 issued and outstanding.	**42,549**	42,767
	$ 307,713	$ 357,460

6% Series I Convertible Perpetual Preferred Units. The Operating Partnership issued 4,753,794 preferred units of this series in the Chelsea acquisition in 2004. In 2007, holders exchanged 289,090 preferred units of this series for an equal number of shares of Series I preferred stock. In prior years, 803,952 units had been exchanged for an equal number of shares of Series I preferred stock. The preferred units have terms that are substantially identical to the Series I preferred stock, except that as it relates to the preferred units, we have the option to pay cash or issue shares of Series I preferred stock.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Dollars in thousands, except share and per share amounts and where indicated as in millions or billions)

7.75%/8.00% Cumulative Redeemable Preferred Units. The Operating Partnership issued this series of preferred units in connection with a 1999 acquisition. The preferred units accrue cumulative quarterly distributions at a rate of 8.00% of the liquidation value through December 31, 2009, 10.00% of the liquidation value for the period beginning January 1, 2010 and ending December 31, 2010, and 12% of the liquidation value thereafter. A holder may require the Operating Partnership to repurchase the preferred units on or after January 1, 2009, or any time that the aggregate liquidation value of the outstanding preferred units exceeds 10% of the book value of partners' equity of the Operating Partnership. The Operating Partnership may redeem the preferred units on or after January 1, 2011, or earlier upon the occurrence of certain tax triggering events. The Operating Partnership intends to redeem these units after January 1, 2009, upon the occurrence of a tax triggering event. The redemption price is the liquidation value ($100.00 per 7.75% preferred unit and 8.00% preferred unit) plus accrued and unpaid distributions, payable in cash or in interest to one or more properties mutually agreed upon.

7.5% Cumulative Redeemable Preferred Units. The Operating Partnership issued this series of preferred units in connection with the purchase of an additional interest in a joint venture. The preferred units accrue cumulative quarterly distributions at a rate of $7.50 annually. The Operating Partnership may redeem the preferred units on or after November 10, 2013, unless there is the occurrence of certain tax triggering events such as death of the initial holder, or the transfer of any units to any person or entity other than the persons or entities entitled to the benefits of the original holder. The redemption price is the liquidation value ($100.00 per preferred unit) plus accrued and unpaid distributions, payable either in cash or shares of our common stock. In the event of the death of a holder of the preferred units, the occurrence of certain tax triggering events applicable to the holder, or on or after November 10, 2006, the holder may require the Operating Partnership to redeem the preferred units at the same redemption price payable at the option of the Operating Partnership in either cash or shares of common stock.

7.00% Cumulative Convertible Preferred Units. This series of preferred units accrues cumulative quarterly distributions at a rate of $1.96 annually. The preferred units are convertible at the holders' option on or after August 27, 2004, into either an equal number of shares of Series C preferred stock or Units of the Operating Partnership at a ratio of 0.75676 Units to each preferred unit provided that the closing stock price of the common stock exceeds $37.00 for any three consecutive trading days prior to the conversion date. The Operating Partnership may redeem the preferred Units at their liquidation value ($28.00 per unit) plus accrued and unpaid distributions on or after August 27, 2009, by issuing units. In the event of the death of a holder of the preferred units, or the occurrence of certain tax triggering events applicable to a holder, the Operating Partnership may be required to redeem the preferred units at the liquidation value payable at the option of the Operating Partnership in either cash or shares of common stock. During 2007, holders converted 160,865 preferred units into 121,727 Units.

8.00% Cumulative Redeemable Preferred Units. This series of preferred units accrues cumulative quarterly distributions at a rate of $2.40 annually. The preferred units are paired with one 7.00% preferred unit or with the number of Units into which the 7.00% preferred units may be converted. The Operating Partnership may redeem the preferred units at their liquidation value ($30.00 per preferred unit) plus accrued and unpaid distributions on or after August 27, 2009, payable in either a new series of preferred units having the same terms as the preferred units, except that the distribution rate would be reset to a then determined market rate, or in Units. The preferred units are convertible at the holders' option on or after August 27, 2004, into shares of Series D preferred stock or Units. In the event of the death of a holder of the preferred units, or the occurrence of certain tax triggering events applicable to a holder, the Operating Partnership may be required to redeem the preferred units owned by such holder at their liquidation value payable at the option of the Operating Partnership in either cash or shares of common stock. During 2007, one holder redeemed 7,266 of the preferred units for $218.

Notes Receivable from Former CPI Stockholders. Notes receivable of $17,199 from stockholders of an entity, are reflected as a deduction from capital in excess of par value in the consolidated statements of stockholders' equity in the accompanying financial statements. The notes do not bear interest and become due at the time the underlying shares are sold.

The Simon Property Group 1998 Stock Incentive Plan. This plan, or the 1998 plan, provides for the grant of equity-based awards in the form of options to purchase shares, stock appreciation rights, restricted stock grants and performance unit awards. Options may be granted which are qualified as "incentive stock options" within the meaning of Section 422 of the Code and options which are not so qualified. An aggregate of 11,300,000 shares of common stock have been reserved for issuance under the 1998 plan. Additionally, the partnership agreement requires us to sell shares of common stock to the Operating Partnership, at fair value, sufficient to satisfy the exercising of any stock options, and for us to purchase Units for cash in an amount equal to the fair market value of such shares.

Administration. The 1998 plan is administered by the Compensation Committee of the Board of Directors. The committee determines which eligible individuals may participate and the type, extent and terms of the awards to be granted to them. In addition, the committee interprets the 1998 plan and makes all other determinations deemed advisable for its administration. Options granted to employees become exercisable over the period determined by the committee. The exercise price of an employee option may not be less than the fair market value of the shares on the date of grant. Employee options generally vest over a three-year period and expire ten years from the date of grant. Since 2001, we have not granted any options to employees, except for a series of reload options we assumed as part of a prior business combination.

Automatic Awards For Eligible Directors. Until May 7, 2003, the 1998 plan provided for automatic grants of options to directors who are not also our employees or employees of our affiliates. Each eligible director was automatically granted options to purchase 5,000 shares upon the director's initial election to the Board of Directors, and upon each re-election, an additional 3,000 options multiplied by the number of calendar years that had elapsed since such person's last election to the Board of Directors. The exercise price of the options is equal to the fair market value of the shares on the date of grant. Director options vested and became exercisable on the first anniversary of the date of grant or in the event of a "Change in Control" as defined in the 1998 plan. The last year during which eligible directors received awards of options was 2002.

From May 7, 2003 to May 10, 2006, eligible directors received annual grants of restricted stock under the 1999 plan. Each eligible director received on the first day of the first calendar month following his or her initial election as a director, a grant of 1,000 shares of restricted stock annually. Thereafter, as of the date of each annual meeting of stockholders, eligible directors re-elected received a grant of 1,000 shares of restricted stock. In addition, eligible directors who served as chairpersons of standing committees received an additional annual grant in the amount of 500 shares of restricted stock (in the case of the Audit Committee) or 300 shares of restricted stock (in the case of all other standing committees).

Awards of restricted stock issued prior to May 11, 2006 vested in four equal annual installments on January 1 of each year, beginning in the year following the year in which the award occurred. If a director otherwise ceased to serve as a director before vesting, the unvested portion of the award terminated. Any unvested portion of a restricted stock award vested if the director died or became disabled while in office or has served a minimum of five annual terms as a director, but only if the committee or the full Board of Directors determines that such vesting is appropriate. The restricted stock also vested in the event of a "change in control."

Pursuant to an amendment to the 1998 plan approved by the stockholders effective May 11, 2006, each eligible director now receives on the first day of the first calendar month following his or her initial election an award of restricted stock with a value of $82,500 (pro-rated for partial years of service). Thereafter, as of the date of each annual meeting of stockholders, eligible directors who are re-elected receive an award of restricted stock having a value of $82,500. In addition, eligible directors who serve as chairpersons of the standing committees (excluding the Executive Committee) receive an additional annual award of restricted stock having a value of $10,000 (in the case of the Audit Committee) or $7,500 (in the case of all other standing committees). The Lead Director also receives an annual restricted stock award having a value of $12,500. The restricted stock vests in full after one year.

Once vested, the delivery of the shares of restricted stock (including reinvested dividends) is deferred under our Director Deferred Compensation Plan until the director retires, dies or becomes disabled or otherwise no longer serves as a director. The directors may vote and are entitled to receive dividends on the underlying shares; however, any dividends on the shares of restricted stock must be reinvested in shares of common stock and held in the deferred compensation plan until the shares of a restricted stock are delivered to the former director.

In addition to automatic awards, eligible directors may be granted discretionary awards under the 1998 plan.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Dollars in thousands, except share and per share amounts and where indicated as in millions or billions)

Restricted Stock. The 1998 plan also provides for shares of restricted stock to be granted to certain employees at no cost to those employees, subject to achievement of certain financial and return-based performance measures established by the committee related to the most recent year's performance. Once granted, the shares of restricted stock then vest annually over a four-year period (25% each year) beginning on January 1 of the following year. The cost of restricted stock grants, which is based upon the stock's fair market value on the grant date, is charged to earnings ratably over the vesting period. Through December 31, 2007 a total of 4,461,537 shares of restricted stock, net of forfeitures, have been awarded under the plan. Information regarding restricted stock awards are summarized in the following table for each of the years presented:

	For the Year Ended December 31,		
	2007	2006	2005
Restricted stock shares awarded during the year, net of forfeitures	**222,725**	415,098	400,541
Weighted average fair value of shares granted during the year	**$ 120.55**	$ 84.33	$ 61.01
Amortization expense for all awards vesting during the year	**$ 26,779**	$ 23,369	$ 14,320

The weighted average life of our outstanding options as of December 31, 2007 is 2.8 years. Information relating to Director Options and Employee Options from December 31, 2004 through December 31, 2007 is as follows:

	Director Options		Employee Options	
	Options	Weighted Average Exercise Price Per Share	Options	Weighted Average Exercise Price Per Share
Shares under option at December 31, 2004	64,290	$ 26.75	1,696,026	$ 29.71
Granted	—	N/A	18,000	61.48
Exercised	(22,860)	25.25	(183,604)	27.20
Forfeited	(3,930)	25.51	(2,500)	25.54
Shares under option at December 31, 2005	37,500	$ 27.80	1,527,922	$ 30.39
Granted	—	N/A	70,000	90.87
Exercised	(18,000)	27.68	(396,659)	36.02
Forfeited	(3,000)	24.25	(3,000)	24.47
Shares under option at December 31, 2006	16,500	$ 28.57	1,198,263	$ 32.07
Granted	**—**	**N/A**	**23,000**	**99.03**
Exercised	**(16,500)**	**28.57**	**(214,525)**	**32.62**
Forfeited	**—**	**—**	**—**	**—**
Shares under option at December 31, 2007	**—**	**$ —**	**1,006,738**	**$ 33.48**

Employee Options:	Outstanding			Exercisable	
Range of Exercise Prices	Options	Weighted Average Remaining Contractual Life in Years	Weighted Average Exercise Price Per Share	Options	Weighted Average Exercise Price Per Share
$22.36 - $30.38	820,939	2.63	$25.10	820,939	$ 25.10
$30.39 - $46.97	59,749	6.10	46.97	59,749	46.97
$46.98 - $63.51	33,050	6.18	50.17	33,050	50.17
$63.52 - $99.03	93,000	0.85	92.89	70,000	90.87
Total	1,006,738		$33.48	983,738	$ 31.95

We also maintain a tax-qualified retirement 401(k) savings plan and offer no other postretirement or post employment benefits to our employees.

Exchange Rights

Limited partners in the Operating Partnership have the right to exchange all or any portion of their Units for shares of common stock on a one-for-one basis or cash, as determined by the Board of Directors. The amount of cash to be paid if the exchange right is exercised and the cash option is selected will be based on the trading price of our common stock at that time. At December 31, 2007, we had reserved 76,514,149 shares of common stock for possible issuance upon the exchange of Units, options, Class B and C common stock and certain convertible preferred stock.

11. COMMITMENTS AND CONTINGENCIES

Litigation

In November of 2004, the Attorneys General of Massachusetts, New Hampshire and Connecticut filed complaints in their respective state courts against us and our affiliate, SPGGC, Inc., alleging that the sale of co-branded, bank-issued gift cards sold in certain of our properties violated gift certificate statutes and consumer protection laws in those states. We filed our own actions for declaratory relief in Federal district courts in each of the three states. We have also been named as a defendant in two other state court proceedings in New York which have been brought by private parties as purported class actions. They allege violation of state consumer protection and contract laws and seek a variety of remedies, including unspecified damages and injunctive relief.

In 2006, we received a judgment in our favor in the Federal district court in New Hampshire. The First Circuit Court of Appeals affirmed that ruling on May 30, 2007, holding that the current gift card program is a banking product and state law regulation is preempted by federal banking laws. The First Circuit Court of Appeals did not, however, rule on the question of whether the gift card program as it existed prior to January 1, 2005, was similarly exempt from state regulation. In February 2007, we entered into a voluntary, no-fault settlement with the New Hampshire Attorney General relating to the gift card program in New Hampshire as it existed prior to January 1, 2005. The New Hampshire litigation was dismissed at that time.

In October 2007, the Second Circuit Court of Appeals issued a ruling in the case brought by the Connecticut Attorney General holding that the Connecticut gift card statute could be applied to the gift card program as it existed prior to January 1, 2005, and could prohibit the charging of administrative fees but could not prohibit the use of expiration dates on gift cards.

We believe we have viable defenses under both state and federal laws to the pending gift card actions in Massachusetts, Connecticut and New York. Although it is not possible to provide any assurance of the ultimate outcome of any of these pending actions, management does not believe they will have any material adverse affect on our financial position, results of operations or cash flow.

We are involved in various other legal proceedings that arise in the ordinary course of our business. We believe that such litigation, claims and administrative proceedings will not have a material adverse impact on our financial position or our results of operations. We record a liability when a loss is considered probable and the amount can be reasonably estimated.

Lease Commitments

As of December 31, 2007, a total of 30 of the consolidated properties are subject to ground leases. The termination dates of these ground leases range from 2009 to 2090. These ground leases generally require us to make payments of a fixed annual rent, or a fixed annual rent plus a participating percentage over a base rate based upon the revenues or total sales of the property. Some of these leases also include escalation clauses and renewal options. We incurred ground lease expense included in other expense and discontinued operations as follows:

	For the Year Ended December 31,		
	2007	2006	2005
Ground lease expense	**$ 30,499**	$ 29,301	$ 25,584

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Dollars in thousands, except share and per share amounts and where indicated as in millions or billions)

Future minimum lease payments due under such ground leases for years ending December 31, excluding applicable extension options, are as follows:

2008	$ 16,839
2009	16,689
2010	16,435
2011	16,471
2012	16,585
Thereafter	686,378
	$769,397

Insurance

We maintain commercial general liability, fire, flood, extended coverage and rental loss insurance on all of our properties in the United States through wholly-owned captive insurance entities and other self-insurance mechanisms. Rosewood Indemnity, Ltd. and Bridgwood Insurance Company, Ltd. are our wholly-owned captive insurance subsidiaries, and have agreed to indemnify our general liability carrier for a specific layer of losses for the properties that are covered under these arrangements. The carrier has, in turn, agreed to provide evidence of coverage for this layer of losses under the terms and conditions of the carrier's policy. A similar policy written through these captive insurance entities also provides initial coverage for property insurance and certain windstorm risks at the properties located in coastal windstorm locations.

We currently maintain insurance coverage against acts of terrorism on all of our properties in the United States on an "all risk" basis in the amount of up to $1 billion per occurrence for certified foreign acts of terrorism and $500 million per occurrence for non-certified domestic acts of terrorism. The current federal laws which provide this coverage are expected to operate through 2014. Despite the existence of this insurance coverage, any threatened or actual terrorist attacks in high profile markets could adversely affect our property values, revenues, consumer traffic and tenant sales.

Guarantees of Indebtedness

Joint venture debt is the liability of the joint venture, and is typically secured by the joint venture property, which is non-recourse to us. As of December 31, 2007, the Operating Partnership has loan guarantees and other guarantee obligations of $132.5 million and $60.6 million, respectively, to support our total $6.6 billion share of joint venture mortgage and other indebtedness in the event the joint venture partnership defaults under the terms of the underlying arrangement. Mortgages which are guaranteed by us are secured by the property of the joint venture and that property could be sold in order to satisfy the outstanding obligation.

Concentration of Credit Risk

We are subject to risks incidental to the ownership and operation of commercial real estate. These risks include, among others, the risks normally associated with changes in the general economic climate, trends in the retail industry, creditworthiness of tenants, competition for tenants and customers, changes in tax laws, interest rate and foreign currency levels, the availability of financing, and potential liability under environmental and other laws. Our regional malls, Premium Outlet centers, The Mills, and community/lifestyle centers rely heavily upon anchor tenants like most retail properties. Four retailers occupied 474 of the approximately 1,000 anchor stores in the properties as of December 31, 2007. An affiliate of one of these retailers is a limited partner in the Operating Partnership.

Limited Life Partnerships

FASB Statement No. 150, "Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity" ("SFAS 150") establishes standards for how an issuer classifies and measures certain financial instruments with characteristics of both liabilities and equity. It requires that an issuer classify a financial instrument that is within its scope as a liability. The effective date of a portion of the Statement has been indefinitely postponed by the FASB. We have certain transactions, arrangements, or financial instruments that have been identified that appear to meet the criteria for liability recognition in accordance with paragraphs 9 and 10 under SFAS 150 due to the finite life of certain joint venture arrangements. However, SFAS 150 requires disclosure of the estimated settlement value of these non-controlling interests. As of December 31, 2007 and 2006, the estimated settlement value of these non-controlling interests was approximately $145 million and $175 million, respectively. The minority interest amount recognized as a liability on the consolidated balance sheets related to these non-controlling interests was approximately $14 million and $15 million as of December 31, 2007 and 2006, respectively.

12. RELATED PARTY TRANSACTIONS

Our management company provides management, insurance, and other services to Melvin Simon & Associates, Inc., a related party, and other non-owned properties. Amounts for services provided by our management company and its affiliates to our unconsolidated joint ventures and other related parties were as follows:

	For the Year Ended December 31,		
	2007	2006	2005
Amounts charged to unconsolidated joint ventures	**$95,564**	$62,879	$58,450
Amounts charged to properties owned by related parties	**5,049**	9,494	9,465

During 2007, we recorded interest income and financing fee income of $39.1 million and $17.4 million, respectively, net of inter-entity eliminations, related to the loans that we have provided to Mills and SPG-FCM and lending financing services to those entities and the properties in which they hold an ownership interest.

13. RECENTLY ISSUED ACCOUNTING PRONOUNCEMENTS

In June 2006, the FASB issued Interpretation No. 48, "Accounting for Uncertainty in Income Taxes, an Interpretation of FASB Statement No. 109" ("FIN 48"). FIN 48 clarifies the accounting for uncertainty in income taxes recognized in a company's financial statements and prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. The Interpretation also provides guidance on description, classification, interest and penalties, accounting in interim periods, disclosure and transition. FIN 48 became effective on January 1, 2007. The adoption of FIN 48 had no impact on our financial position or results of operations.

In September 2006, the FASB issued SFAS No. 157, "Fair Value Measurements". SFAS 157 is definitional and disclosure oriented and addresses how companies should approach measuring fair value when required by GAAP; it does not create or modify any current GAAP requirements to apply fair value accounting. The Standard provides a single definition for fair value that is to be applied consistently for all accounting applications, and also generally describes and prioritizes according to reliability the methods and inputs used in valuations. SFAS 157 prescribes various disclosures about financial statement categories and amounts which are measured at fair value, if such disclosures are not already specified elsewhere in GAAP. The new measurement and disclosure requirements of SFAS 157 are effective for us in the first quarter of 2008. The FASB deferred application of certain elements of SFAS No. 157 relating to non-financial assets and liabilities. We do not expect the provisions of SFAS 157 that we are required to adopt in 2008 will have a significant impact on our results of operations or financial position.

In December 2007, the FASB issued SFAS No. 141(R), "Business Combinations", and SFAS No. 160, "Noncontrolling Interests in Consolidated Financial Statements". SFAS No. 141(R) requires an acquirer to measure the identifiable assets acquired, the liabilities assumed and any noncontrolling interest in the acquiree at their fair values on the acquisition date, with goodwill being the excess value over the net identifiable assets acquired. SFAS No. 160 clarifies that a noncontrolling interest in a subsidiary should be reported as equity in the consolidated financial statements. The calculation of earnings per share will continue to be based on income amounts attributable to the parent. SFAS No. 141(R) and SFAS No. 160 are effective for financial statements issued for fiscal years beginning after December 15, 2008. Early adoption is prohibited. We do not expect the adoption of SFAS No. 141(R) or SFAS No. 160 will have a significant impact on our results of operations or financial position.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Dollars in thousands, except share and per share amounts and where indicated as in millions or billions)

14. QUARTERLY FINANCIAL DATA (UNAUDITED)

Quarterly 2007 and 2006 data is summarized in the table below and, as disclosed in Note 3, the amounts have been reclassified from previously disclosed amounts in accordance with the discontinued operations provisions of SFAS No. 144 and reflect dispositions through December 31, 2007. The amounts presented for income from continuing operations, income from continuing operations per share — Basic, and income from continuing operations per share — Diluted for the third quarter of 2007 are not equal to the same amounts previously reported in the September 30, 2007 Form 10-Q filed with the Securities and Exchange Commission as a result of the additional property sales which occurred in the fourth quarter of 2007 and resulted in losses on dispositions being reflected in discontinued operations. Income from continuing operations, income from continuing operations per share — Basic, and income from continuing operations per share — Diluted as previously reported in the September 30, 2007 Form 10-Q were $179,253, $0.74, and $0.74, respectively, and are presented below as $186,345, $0.77, and $0.77, respectively. All other amounts previously reported are equal to the amounts reported below.

	First Quarter	Second Quarter	Third Quarter	Fourth Quarter
2007				
Total revenue	$ 852,141	$ 855,932	$ 907,145	$ 1,035,581
Operating income	348,966	333,551	378,699	473,849
Income from continuing operations	112,949	74,203	186,345	145,807
Net income available to common stockholders	98,381	59,917	164,937	112,929
Income from continuing operations per share — Basic	$ 0.44	$ 0.27	$ 0.77	$ 0.60
Net income per share — Basic	$ 0.44	$ 0.27	$ 0.74	$ 0.51
Income from continuing operations per share — Diluted	$ 0.44	$ 0.27	$ 0.77	$ 0.60
Net income per share — Diluted	$ 0.44	$ 0.27	$ 0.74	$ 0.51
Weighted average shares outstanding	222,443,434	223,399,287	223,103,314	223,015,421
Diluted weighted average shares outstanding	223,300,903	224,236,142	223,848,882	223,688,665
2006				
Total revenue	$ 787,649	$ 798,738	$ 818,736	$ 927,031
Operating income	299,204	310,049	321,324	389,652
Income from continuing operations	122,461	101,282	112,950	226,750
Net income available to common stockholders	104,017	82,868	94,592	204,668
Income from continuing operations per share — Basic	$ 0.47	$ 0.37	$ 0.43	$ 0.93
Net income per share — Basic	$ 0.47	$ 0.37	$ 0.43	$ 0.93
Income from continuing operations per share — Diluted	$ 0.47	$ 0.37	$ 0.43	$ 0.92
Net income per share — Diluted	$ 0.47	$ 0.37	$ 0.43	$ 0.92
Weighted average shares outstanding	220,580,464	220,990,425	221,198,011	221,317,474
Diluted weighted average shares outstanding	221,553,566	221,875,643	222,069,615	222,185,308

PROPERTIES at December 31, 2007

U.S. REGIONAL MALLS

Alaska
Anchorage 5th Avenue Mall[M], Anchorage

Arkansas
McCain Mall, N. Little Rock

California
Brea Mall, Brea (Los Angeles)
Coddingtown Mall, Santa Rosa
Fashion Valley, San Diego
Laguna Hills Mall, Laguna Hills (Los Angeles)
Santa Rosa Plaza, Santa Rosa
Shops at Mission Viejo, The, Mission Viejo (Los Angeles)
Stanford Shopping Center, Palo Alto (San Francisco)
Westminster Mall, Westminster (Los Angeles)

Colorado
Mesa Mall, Grand Junction
Town Center at Aurora, Aurora (Denver)

Connecticut
Crystal Mall, Waterford

Florida
Aventura Mall, Miami Beach (Miami)
Avenues, The, Jacksonville
Boynton Beach Mall, Boynton Beach (Miami)
Coconut Point, Estero
Coral Square, Coral Springs (Miami)
Cordova Mall, Pensacola
Crystal River Mall, Crystal River
Dadeland Mall, Miami
DeSoto Square, Bradenton
Edison Mall, Fort Myers
Florida Mall, The, Orlando
Galleria at Fort Lauderdale[KS], [M], Fort Lauderdale (Miami)
Gulf View Square, Port Richey (Tampa)
Indian River Mall, Vero Beach
Lake Square Mall, Leesburg (Orlando)
Melbourne Square, Melbourne
Miami International Mall, Miami
Orange Park Mall, Orange Park (Jacksonville)
Paddock Mall, Ocala
Palm Beach Mall, West Palm Beach (Miami)
Port Charlotte Town Center, Port Charlotte
Seminole Towne Center, Sanford (Orlando)
Shops at Sunset Place, The, S. Miami
St. Johns Town Center, Jacksonville
Town Center at Boca Raton, Boca Raton (Miami)
Treasure Coast Square, Jensen Beach
Tyrone Square, St. Petersburg (Tampa)
University Mall, Pensacola

Georgia
Gwinnett Place, Duluth (Atlanta)
Lenox Square, Atlanta
Mall of Georgia, Buford (Atlanta)
Northlake Mall, Atlanta
Phipps Plaza, Atlanta
Town Center at Cobb, Kennesaw (Atlanta)

Illinois
Lincolnwood Town Center, Lincolnwood (Chicago)
Northfield Square Mall, Bourbonnais
Northwoods Mall, Peoria
Orland Square, Orland Park (Chicago)
River Oaks Center, Calumet City (Chicago)
SouthPark Mall, Moline
White Oaks Mall, Springfield

Indiana
Castleton Square, Indianapolis
Circle Centre, Indianapolis
College Mall, Bloomington
Eastland Mall, Evansville
Fashion Mall at Keystone, The, Indianapolis
Greenwood Park Mall, Greenwood (Indianapolis)
Markland Mall, Kokomo
Muncie Mall, Muncie
Tippecanoe Mall, Lafayette
University Park Mall, Mishawaka
Washington Square, Indianapolis

Iowa
Lindale Mall, Cedar Rapids
NorthPark Mall, Davenport
Southern Hills Mall, Sioux City
SouthRidge Mall, Des Moines

Kansas
Towne East Square, Wichita
Towne West Square, Wichita
West Ridge Mall, Topeka

Louisiana
Prien Lake Mall, Lake Charles

Maine
Bangor Mall, Bangor

Maryland
Bowie Town Center, Bowie (Washington, D.C.)
St. Charles Towne Center, Waldorf (Washington, D.C.)

Massachusetts
Arsenal Mall, Watertown (Boston)
Atrium Mall, Chestnut Hill (Boston)
Auburn Mall, Auburn
Burlington Mall, Burlington (Boston)
Cape Cod Mall, Hyannis
Copley Place, Boston
Emerald Square, North Attleboro (Providence, RI)
Greendale Mall, Worcester (Boston)
Liberty Tree Mall, Danvers (Boston)
Mall at Chestnut Hill, The, Chestnut Hill (Boston)
Northshore Mall, Peabody (Boston)
Solomon Pond Mall, Marlborough (Boston)
South Shore Plaza, Braintree (Boston)
Square One Mall, Saugus (Boston)

Minnesota
Maplewood Mall, St. Paul (Minneapolis)
Miller Hill Mall, Duluth

Missouri
Battlefield Mall, Springfield
Independence Center, Independence (Kansas City)

Nebraska
Crossroads Mall, Omaha

Nevada
Forum Shops at Caesars, The, Las Vegas

New Hampshire
Mall at Rockingham Park, The, Salem (Boston)
Mall of New Hampshire, The, Manchester
Pheasant Lane Mall, Nashua

New Jersey
Brunswick Square, East Brunswick (New York)
Hamilton Mall[KS], [M], Mays Landing
Livingston Mall, Livingston (New York)
Menlo Park Mall, Edison (New York)
Newport Centre[M], Jersey City (New York)
Ocean County Mall, Toms River (New York)
Quaker Bridge Mall, Lawrenceville
Rockaway Townsquare, Rockaway (New York)

New Mexico
Cottonwood Mall, Albuquerque

New York
Chautauqua Mall, Lakewood
Jefferson Valley Mall, Yorktown Heights (New York)
Mall at the Source, The, Westbury (New York)
Nanuet Mall, Nanuet (New York)
Roosevelt Field, Garden City (New York)
Smith Haven Mall, Lake Grove (New York)
Walt Whitman Mall, Huntington Station (New York)
Westchester, The, White Plains (New York)

North Carolina
SouthPark, Charlotte

Ohio
Great Lakes Mall, Mentor (Cleveland)
Lima Mall, Lima
Richmond Town Square, Richmond Heights (Cleveland)
Southern Park Mall, Youngstown
Summit Mall, Akron
Upper Valley Mall, Springfield

Oklahoma
Penn Square Mall, Oklahoma City
Woodland Hills Mall, Tulsa

Pennsylvania
Century III Mall, West Mifflin (Pittsburgh)
Granite Run Mall, Media (Philadelphia)
Pavilion at King of Prussia, The[KS], [M], King of Prussia (Philadelphia)
King of Prussia Mall, King of Prussia (Philadelphia)
Lehigh Valley Mall, Whitehall
Montgomery Mall, North Wales (Philadelphia)
Oxford Valley Mall, Langhorne (Philadelphia)
Ross Park Mall, Pittsburgh
South Hills Village, Pittsburgh
Springfield Mall, Springfield (Philadelphia)

Puerto Rico
Plaza Carolina, Carolina (San Juan)

South Carolina
Anderson Mall, Anderson
Haywood Mall, Greenville

South Dakota
Empire Mall, Sioux Falls
Rushmore Mall, Rapid City

Tennessee
Knoxville Center, Knoxville
Oak Court Mall, Memphis
Raleigh Springs Mall, Memphis
West Town Mall, Knoxville
Wolfchase Galleria, Memphis

Texas
Barton Creek Square, Austin
Broadway Square, Tyler
Cielo Vista Mall, El Paso
Domain, The, Austin
Firewheel Town Center, Garland (Dallas)
Galleria, The, Houston
Highland Mall, Austin
Ingram Park Mall, San Antonio
Irving Mall, Irving (Dallas)
La Plaza Mall, McAllen
Lakeline Mall, Cedar Park (Austin)

PROPERTIES, CONTINUED at December 31, 2007

Longview Mall, Longview
Midland Park Mall, Midland
Midway Mall[M], Sherman
North East Mall, Hurst (Dallas)
Rolling Oaks Mall, San Antonio
Sunland Park Mall, El Paso
Valle Vista Mall, Harlingen

Virginia
Apple Blossom Mall, Winchester
Charlottesville Fashion Square, Charlottesville
Chesapeake Square, Chesapeake (Virginia Beach)
Fashion Centre at Pentagon City, The, Arlington (Washington, D.C.)
Valley Mall, Harrisonburg
Virginia Center Commons, Glen Allen

Washington
Columbia Center, Kennewick
Northgate Mall, Seattle
Tacoma Mall, Tacoma (Seattle)

Wisconsin
Bay Park Square, Green Bay
Forest Mall, Fond Du Lac

U.S. PREMIUM OUTLET CENTERS

California
Camarillo Premium Outlets, Camarillo
Carlsbad Premium Outlets, Carlsbad (San Diego)
Desert Hills Premium Outlets, Cabazon (Riverside)
Folsom Premium Outlets, Folsom (Sacramento)
Gilroy Premium Outlets, Gilroy (San Jose)
Las Americas Premium Outlets, San Diego
Napa Premium Outlets, Napa
Petaluma Village Premium Outlets, Petaluma
Vacaville Premium Outlets, Vacaville

Connecticut
Clinton Crossing Premium Outlets, Clinton

Florida
Orlando Premium Outlets, Orlando
St. Augustine Premium Outlets, St. Augustine (Jacksonsville)

Georgia
North Georgia Premium Outlets, Dawsonville (Atlanta)

Hawaii
Waikele Premium Outlets, Waipahu (Honolulu)

Illinois
Chicago Premium Outlets, Aurora (Chicago)

Indiana
Edinburgh Premium Outlets, Edinburgh
Lighthouse Place Premium Outlets, Michigan City

Maine
Kittery Premium Outlets, Kittery

Massachusetts
Wrentham Village Premium Outlets, Wrentham (Boston)

Minnesota
Albertville Premium Outlets, Albertville (Minneapolis)

Missouri
Osage Beach Premium Outlets, Osage Beach

New Jersey
Jackson Premium Outlets, Jackson (New York)
Liberty Village Premium Outlets, Flemington (New York)

Nevada
Las Vegas Outlet Center, Las Vegas
Las Vegas Premium Outlets, Las Vegas

New York
Waterloo Premium Outlets, Waterloo
Woodbury Common Premium Outlets, Central Valley

North Carolina
Carolina Premium Outlets, Smithfield

Ohio
Aurora Farms Premium Outlets, Aurora

Oregon
Columbia Gorge Premium Outlets, Troutdale (Portland)

Pennsylvania
Crossings Premium Outlets, The, Tannersville
Philadelphia Premium Outlets, Limerick (Philadelphia)

Texas
Allen Premium Outlets, Allen (Dallas)
Rio Grande Valley Premium Outlets, Mercedes
Round Rock Premium Outlets, Round Rock (Austin)

Virginia
Leesburg Corner Premium Outlets, Leesburg (Washington D.C.)

Washington
Seattle Premium Outlets, Tulalip (Seattle)

Wisconsin
Johnson Creek Premium Outlets, Johnson Creek

U.S. COMMUNITY/ LIFESTYLE CENTERS

Connecticut
Plaza at Buckland Hills, The, Manchester

Florida
Gaitway Plaza, Ocala
Highland Lakes Center, Orlando
Indian River Commons, Vero Beach
Royal Eagle Plaza, Coral Springs (Miami)
Terrace at the Florida Mall, Orlando
Waterford Lakes Town Center, Orlando
West Town Corners, Altamonte Springs (Orlando)
Westland Park Plaza, Orange Park (Jacksonville)

Georgia
Mall of Georgia Crossing, Buford (Atlanta)

Illinois
Bloomingdale Court, Bloomingdale (Chicago)
Countryside Plaza, Countryside (Chicago)
Crystal Court, Crystal Lake (Chicago)
Forest Plaza, Rockford
Lake Plaza, Waukegan (Chicago)
Lake View Plaza, Orland Park (Chicago)
Lincoln Crossing, O'Fallon (St. Louis)
Matteson Plaza, Matteson (Chicago)
North Ridge Plaza, Joliet (Chicago)
White Oaks Plaza, Springfield
Willow Knolls Court, Peoria

Indiana
Brightwood Plaza, Indianapolis
Clay Terrace, Carmel (Indianapolis)
Eastland Convenience Center, Evansville
Greenwood Plus, Greenwood (Indianapolis)
Keystone Shoppes, Indianapolis
Markland Plaza, Kokomo
Muncie Plaza, Muncie
New Castle Plaza, New Castle
Northwood Plaza, Fort Wayne
Teal Plaza, Lafayette
Tippecanoe Plaza, Lafayette
University Center, Mishawaka
Village Park Plaza, Carmel (Indianapolis)
Washington Plaza, Indianapolis

Kansas
West Ridge Plaza, Topeka

Kentucky
Park Plaza, Hopkinsville

Maryland
St. Charles Towne Plaza, Waldorf (Washington, D.C.)

Mississippi
Ridgewood Court, Jackson

Missouri
Regency Plaza, St. Charles (St. Louis)

New Jersey
Newport Crossing[M], Jersey City (New York)
Newport Plaza[M], Jersey City (New York)
Rockaway Convenience Center, Rockaway (New York)
Rockaway Town Plaza, Rockaway (New York)

New York
Cobblestone Court, Victor

North Carolina
Dare Centre, Kill Devil Hills
MacGregor Village, Cary
North Ridge Shopping Center, Raleigh

Ohio
Great Lakes Plaza, Mentor (Cleveland)
Lima Center, Lima

Oklahoma
Eastland Plaza, Tulsa

Pennsylvania
Bond Shopping Center[KS], [M], Upper Darby (Philadelphia)
DeKalb Plaza, King of Prussia (Philadelphia)
Henderson Square, King of Prussia (Philadelphia)
Huntingdon Pike[KS], [M], Abington (Philadelphia)
Huntingdon Valley Shopping Center[KS, M], Abington (Philadelphia)
Lincoln Plaza, King of Prussia (Philadelphia)
Whitehall Mall, Whitehall

South Carolina
Charles Towne Square, Charleston

South Dakota
Empire East, Sioux Falls

Tennessee
Knoxville Commons, Knoxville

Texas
Arboretum at Great Hills, Austin
Gateway Shopping Centers, Austin
Ingram Plaza, San Antonio
Lakeline Plaza, Cedar Park (Austin)
Palms Crossing, McAllen
Shops at Arbor Walk, The, Austin
Shops at North East Mall, The, Hurst (Dallas)
Wolf Ranch Town Center, Georgetown (Austin)

Virginia
Chesapeake Center, Chesapeake (Virginia Beach)
Fairfax Court, Fairfax (Washington, D.C.)
Martinsville Plaza, Martinsville

OTHER

Alabama
Factory Stores of America, Boaz

Florida
Factory Stores of America, Graceville

Indiana
Claypool Court[M], Indianapolis

Iowa
Factory Stores of America, Story City

Kentucky
Factory Stores of America, Georgetown

Missouri
Factory Merchants Branson, Branson
Shoppes at Branson Meadows, The, Branson
Factory Stores of America, Lebanon

Nebraska
Factory Stores of America, Nebraska City

Pennsylvania
Atrium Office Building, The[KS], [M], King of Prussia (Philadelphia)

Tennessee
Crossville Outlet Center, Crossville

Washington
Factory Stores at North Bend, North Bend (Seattle)

THE MILLS PORTFOLIO
The Mills®

Arizona
Arizona Mills, Tempe (Phoenix)

California
Great Mall of the Bay Area Milpitas (San Jose)
Ontario Mills, Ontario (Riverside)
The Block at Orange Orange (Los Angeles)

Colorado
Colorado Mills, Lakewood (Denver)

Florida
Sawgrass Mills Sunrise (Miami)

Georgia
Discover Mills, Lawrenceville (Atlanta)

Illinois
Gurnee Mills, Gurnee (Chicago)

Maryland
Arundel Mills, Hanover (Baltimore)

Missouri
St. Louis Mills, Hazelwood (St. Louis)

North Carolina
Concord Mills, Concord (Charlotte)

Ohio
Cincinnati Mills, Cincinnati

Pennsylvania
Franklin Mills, Philadelphia

Tennessee
Opry Mills, Nashville

Texas
Grapevine Mills Grapevine (Dallas)
Katy Mills, Katy (Houston)

Virginia
Potomac Mills Prince William (Washington, D.C.)

THE MILLS PORTFOLIO
Regional Malls

California
Del Amo Fashion Center Torrance (Los Angeles)
Hilltop Mall, Richmond (San Francisco)
Stoneridge Mall Pleasanton (San Francisco)

Delaware
Dover Mall, Dover

Florida
Falls, The, Miami

Louisiana
Esplanade, The, Kenner (New Orleans)

Maryland
Lakeforest Mall Gaithersburg (Washington, D.C.)
Marley Station, Glen Burnie (Baltimore)

Michigan
Briarwood Mall, Ann Arbor

Minnesota
Southdale Center, Edina (Minneapolis)

Mississippi
Northpark Mall, Ridgeland

New Jersey
Shops at Riverside, The, Hackensack (New York)

Nevada
Meadowood Mall, Reno

New York
Galleria at White Plains, The White Plains (New York)

Ohio
Mall at Tuttle Crossing, The Dublin (Columbus)

Wisconsin
Southridge Mall, Greendale (Milwaukee)

THE MILLS PORTFOLIO
Community Centers

Colorado
Denver West Village, Lakewood (Denver)

Maryland
Arundel Mills Marketplace Hanover (Baltimore)

North Carolina
Concord Mills Marketplace Concord (Charlotte)

Pennsylvania
Liberty Plaza, Philadelphia

INTERNATIONAL PROPERTIES

France
Bay 2, Torcy (Paris)
Bay 1, Torcy (Paris)
Bel'Est, Bagnolet (Paris)
Villabé, Villabé (Paris)
Wasquehal, Wasquehal (Lille)

Italy
Ancona
Bergamo
Bussolengo (Verona)
Casalbertone (Roma)
Casamassima (Bari)
Centro Azuni (Sassari)
Cepagatti (Pescara)
Cesano Boscone (Milano)
Cinisello (Milano)
Collatina (Roma)
Concesio (Brescia)
Cuneo (Torino)
Fano (Pesaro)
Giugliano (Napoli)
Grottammare (Ascoli Piceno)
La Rena (Catania)
Marconi (Cagliari)
Mazzano (Brescia)
Merate (Lecco)
Mesagne (Brindisi)
Mestre (Venezia)
Misterbianco (Catania)
Modugno (Bari)
Mugnano (Napoli)
Nerviano (Milano)
Olbia
Padova
Palermo
Pescara
Pompei (Napoli)
Porta di Roma (Roma)
Porto Sant'Elpidio (Ascoli Piceno)
Predda Niedda (Sassari)
Rescaldina (Milano)
Rivoli (Torino)
San Rocco al Porto (Piacenza)
Santa Gilla (Cagliari)
Senigallia (Ancona)
Taranto
Torino
Venaria (Torino)
Vicenza
Vimodrone (Milano)
Vulcano Buono, Nola (Napoli)

Poland
Arkadia Shopping Center, Warsaw
Wilenska Station Shopping Center, Warsaw

Japan
Gotemba Premium Outlets, Gotemba City (Tokyo)
Kobe-Sanda Premium Outlets, Kobe (Osaka)
Rinku Premium Outlets, Izumisano (Osaka)
Sano Premium Outlets, Sano (Tokyo)
Toki Premium Outlets, Toki (Nagoya)
Tosu Premium Outlets, Fukuoka (Kyushu)

Mexico
Premium Outlets Punta Norte, Mexico City

Korea
Yeoju Premium Outlets, Seoul

KS Managed by Kravco Simon (not owned)
M Managed by Simon (not owned)

BOARD OF DIRECTORS

BIRCH BAYH
Partner in the Washington, D.C. law firm of Venable LLP (or its predecessor) since 2001. Mr. Bayh was a partner in the law firm of Oppenheimer Wolff & Donnelly LLP from 1998 to 2001 and served as a United States Senator from Indiana from 1963 to 1981. Director since 1993. Age 80

MELVYN E. BERGSTEIN
Chairman of Diamond Management & Technology Consultants, Inc. and its predecessors since 1994 and Chief Executive Officer from 1994 to 2006. Prior to co-founding Diamond, Mr. Bergstein served in several capacities throughout a 22-year career with Arthur Andersen LLP's consulting division. Director since 2001. Age 66

LINDA WALKER BYNOE
President and Chief Executive Officer of Telemat Ltd., a management consulting firm, since 1995 and prior to that Chief Operating Officer since 1989. Ms. Bynoe served as a Vice President-Capital Markets for Morgan Stanley from 1985 to 1989, joining the firm in 1978. Ms. Bynoe serves as a director of Anixter International, Inc., Northern Trust Corporation and Prudential Retail Mutual Funds. Director since 2003. Age 55

KAREN N. HORN, PH.D.
Senior Managing Director of Brock Capital Group since 2003. Retired President, Global Private Client Services and Managing Director, Marsh, Inc., a subsidiary of MMC, having served in these positions from 1999 to 2003. Prior to joining Marsh, she was Senior Managing Director and Head of International Private Banking at Bankers Trust Company; Chairman and Chief Executive Officer, Bank One, Cleveland, N.A.; President of the Federal Reserve Bank of Cleveland; Treasurer of Bell of Pennsylvania; and Vice President of First National Bank of Boston. Ms. Horn serves as a director of Eli Lilly and Company, Fannie Mae, Norfolk Southern Corporation and T. Rowe Price Mutual Funds. She is also Vice Chairman of The U.S. Russia Investment Fund, a presidential appointment, and a member of the Executive Committee of the National Bureau of Economic Research. Director since 2004. Age 64

REUBEN S. LEIBOWITZ
Managing Director of JEN Partners, a private equity firm, since 2005. Mr. Leibowitz was a Managing Director of Warburg Pincus from 1984 to 2005. He was a director of Chelsea Property Group, Inc. from 1993 until it was acquired by the Company in 2004. Director since 2005. Age 60

FREDRICK W. PETRI
Partner of Petrone, Petri & Company, a real estate investment firm Mr. Petri founded in 1993, and President and an officer of Housing Capital Company since its formation in 1994. Prior to that, Mr. Petri was an Executive Vice President of Wells Fargo Bank, where for over 20 years he held various real estate positions. Director since 1996. Age 61

DAVID SIMON
Chairman of the Board of Simon Property Group, Inc. since October 2007 and Chief Executive Officer of the Company since 1995. Mr. Simon was President of the Company from 1993 to 1996 and Executive Vice President of Melvin Simon & Associates, Inc. ("MSA"), the predecessor company, from 1990 to 1993. Prior to joining Simon, he was Vice President of Wasserstein Perella & Company from 1988 to 1990. Director since 1993. Age 46

HERBERT SIMON
Chairman Emeritus of the Board of Simon Property Group, Inc. since October 2007. Mr. Simon was Co-Chairman of the Board of Directors from 1995 to October 2007 and Chief Executive Officer of the Company from 1993 to 1995. Mr. Simon serves on the Board of Governors for the National Basketball Association and as Co-Chairman of the Board of Directors of MSA, the predecessor company he founded in 1960 with his brother, Melvin Simon. Director since 1993. Age 73

MELVIN SIMON
Chairman Emeritus of the Board of Simon Property Group, Inc. since October 2007. Mr. Simon was Co-Chairman of the Board of Directors from 1995 to October 2007 and Chairman of the Board from 1993 to 1995. Mr. Simon serves as Co-Chairman of the Board of Directors of MSA, the predecessor company he founded in 1960 with his brother, Herbert Simon. Director since 1993. Age 81

J. ALBERT SMITH, JR.
President of Chase Bank in Central Indiana and Managing Director of JPMorgan Private Bank since 2005. Mr. Smith was President of Bank One Central Indiana from 2001 to 2005; Managing Director of Bank One Corporation from 1998 to 2001; President of Bank One, Indiana, NA, from 1994 to 1998; and President of Banc One Mortgage Corporation from 1974 to 1994. Director since 1993. Age 67

RICHARD S. SOKOLOV
President and Chief Operating Officer of Simon Property Group, Inc. since 1996. Mr. Sokolov was President and Chief Executive Officer of DeBartolo Realty Corporation from 1994 to 1996. Mr. Sokolov joined its predecessor, The Edward J. DeBartolo Corporation in 1982 as Vice President and General Counsel and was named Senior Vice President, Development and General Counsel in 1986. Director since 1996. Age 58

PIETER S. VAN DEN BERG
Founding General/Managing Partner of VCHolland Visitatie PensioenFondsen since 2006 which renders services related to fund governance, primarily on behalf of fund trustees of Dutch based pension funds. Advisor to the Board of Managing Directors of PGGM, the pension fund of the healthcare and social work sector in the Netherlands, from 1999 to 2006. Mr. van den Berg was Director of Controlling of PGGM from 1991 to 1999. Director since 1998. Age 62

M. DENISE DEBARTOLO YORK
Chairman of The DeBartolo Corporation, owner of the San Francisco 49ers. Ms. York was Chairman of The Edward J. DeBartolo Corporation from 1994 to 2001, also serving in other executive capacities. Director since 1996. Age 57

DAVID BLOOM
Advisory Director of the Company and Chairman of Chelsea Property Group (Chelsea), a division of Simon, where he had served as Chairman of the Board of Directors since 1993 and Chief Executive Officer from 1993 to 2006. Prior to founding Chelsea in 1985, Mr. Bloom was an equity analyst with The First Boston Corporation in New York. Advisory Director since 2004. Age 51

HANS C. MAUTNER
Advisory Director and President – International Division of the Company since 2003 and Chairman of Simon Global Limited. Chairman of Simon Ivanhoe BV/SARL and Chairman of Gallerie Commerciali Italia S.p.A. Mr. Mautner was Vice Chairman of the Board of Directors of Simon Property Group, Inc. from 1998 to 2003; Chairman of the Board of Directors and Chief Executive Officer of Corporate Property Investors (CPI) from 1989 to 1998; and a General Partner of Lazard Freres. Advisory Director since 2003. Age 70

Audit Committee:
J. Albert Smith, Jr., Chairman, Melvyn E. Bergstein, Reuben S. Leibowitz, Fredrick W. Petri

Compensation Committee:
Melvyn E. Bergstein, Chairman, Linda Walker Bynoe, Karen N. Horn, Ph.D., Reuben S. Leibowitz, Fredrick W. Petri

Executive Committee:
David Simon, Chairman, Herbert Simon, Melvin Simon, Richard S. Sokolov

Governance Committee:
Karen N. Horn, Ph.D., Chairman, Birch Bayh, Linda Walker Bynoe, J. Albert Smith, Jr., Pieter S. van den Berg

Nominating Committee:
Birch Bayh, Chairman, Melvyn E. Bergstein, J. Albert Smith, Jr., M. Denise DeBartolo York

Lead Independent Director:
J. Albert Smith, Jr.

EXECUTIVE OFFICERS AND MEMBERS OF SENIOR MANAGEMENT

David Simon
Chairman and Chief Executive Officer

Richard S. Sokolov
Director, President and Chief Operating Officer

James M. Barkley
Secretary and General Counsel

Stephen E. Sterrett
Executive Vice President and Chief Financial Officer

Andrew Juster
Senior Vice President and Treasurer

John Dahl
Senior Vice President and Chief Accounting Officer

Regional Malls

John Rulli
Senior Executive Vice President and President – Simon Management Group

Gary Lewis
Senior Executive Vice President and President – Leasing

Vicki Hanor
Executive Vice President – Leasing

Barney Quinn
Executive Vice President – Leasing

Bruce Tobin
Executive Vice President – Leasing

James H. Allen
Executive Vice President – Local Leasing

Michael E. McCarty
Executive Vice President – Development Operations

Andy Lugo
Senior Vice President – Simon Construction Group

Carl Dieterle
Executive Vice President – Development

Arthur W. Spellmeyer
Executive Vice President – Development

Thomas J. Schneider
Executive Vice President – Development

Regional Malls

Stewart A. Stockdale
Chief Marketing Officer and President – Simon Brand Ventures

Dennis Cavanagh
Executive Vice President – Simon Management Group

Timothy G. Earnest
Senior Vice President – Simon Management Group

David L. Campbell
Senior Vice President Finance – Operating Properties

Premium Outlet Centers (Chelsea)

David C. Bloom
Chairman
Advisory Director of Simon Property Group, Inc.

Leslie T. Chao
Chief Executive Officer

Michael J. Clarke
Co-President and Chief Financial Officer

John R. Klein
Co-President

Richard N. Lewis
Executive Vice President – Leasing

The Mills

J. Scott Mumphrey
President

Gregg M. Goodman
Executive Vice President – Development

Gary Duncan
Executive Vice President – Leasing

Paul C. Fickinger
Executive Vice President – Property Management

Community/Lifestyle Centers

Myles H. Minton
President

International Properties

Hans C. Mautner
Advisory Director, President – International Division, and Chairman of Simon Global Limited

INVESTOR INFORMATION

TRANSFER AGENT AND REGISTRAR

Our transfer agent can assist you with a variety of stockholder services including:

- Change of address
- Transfer of stock to another person
- Replacement of lost, stolen or destroyed certificate
- Questions about dividend checks
- Simon Property Group's Investor Services Program

BNY Mellon Shareowner Services
P.O. Box 358015
Pittsburgh, PA 15252-8015
or
480 Washington Boulevard
Jersey City, NJ 07310-1900

800-454-9768

TDD for Hearing Impaired:	800-231-5469
Foreign Stockholders:	201-680-6578
TDD for Foreign Stockholders:	201-680-6610

www.bnymellon.com/shareowner/isd

INVESTOR SERVICES PROGRAM

Simon Property Group offers an Investor Services Program for investors wishing to purchase or sell our common stock. To enroll in this Plan, please contact our transfer agent, BNY Mellon Shareowner Services (800-454-9768 or www.bnymellon.com/shareowner/isd).

CORPORATE HEADQUARTERS

Simon Property Group, Inc.
225 W. Washington Street
Indianapolis, IN 46204

317-636-1600

WEBSITE

Information such as financial results, corporate announcements, dividend news and corporate governance is available on Simon's website: www.simon.com (Investor Relations tab)

STOCKHOLDER INQUIRIES

Shelly J. Doran
Vice President of Investor Relations
Simon Property Group, Inc.
P.O. Box 7033
Indianapolis, IN 46207
317-685-7330
800-461-3439
sdoran@simon.com

COUNSEL

Baker & Daniels LLP
Indianapolis, IN

INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Ernst & Young LLP
Indianapolis, IN

ANNUAL REPORT ON FORM 10-K

A copy of the Simon Property Group, Inc. annual report on Form 10-K to the United States Securities and Exchange Commission can be obtained free of charge by:

- Contacting the Company's Investor Relations Department via written request or telephone, or
- Accessing the Financial Information page of the Company's website at www.simon.com (Investor Relations tab)

The Company filed the CEO and CFO certifications required under Section 302 of the Sarbanes-Oxley Act of 2002 as exhibits to its Form 10-K filed with the Securities and Exchange Commission on February 26, 2008.

ANNUAL MEETING

The Annual Meeting of Stockholders of Simon Property Group, Inc. will be held on Thursday, May 8, 2008 at The Westin Indianapolis, 50 South Capitol Avenue, Indianapolis, IN, at 10:00 a.m., local time.

CEO CERTIFICATION TO NYSE

The Company submitted a CEO certification to the New York Stock Exchange last year as required by Section 303A. 12(a) of the NYSE Listed Company Manual.

INVESTOR INFORMATION

COMPANY SECURITIES

Simon Property Group, Inc. common stock and two issues of preferred stock are traded on the New York Stock Exchange ("NYSE") under the following symbols:

Common Stock	SPG
6.0% Series I Convertible Preferred	SPGPrI
8.375% Series J Cumulative Preferred	SPGPrJ

The quarterly price range on the NYSE for the common stock and the distributions declared per share for each quarter in the last two fiscal years are shown below:

	High	Low	Close	Declared Distribution
First Quarter 2007	$ 123.96	$ 98.50	$ 111.25	$ 0.84
Second Quarter 2007	118.25	91.12	93.04	0.84
Third Quarter 2007	103.00	82.60	100.00	0.84
Fourth Quarter 2007	109.00	85.49	86.86	0.84

	High	Low	Close	Declared Distribution
First Quarter 2006	$ 88.48	$ 76.21	$ 84.14	$ 0.76
Second Quarter 2006	84.88	76.14	82.94	0.76
Third Quarter 2006	92.35	81.19	90.62	0.76
Fourth Quarter 2006	104.08	89.75	101.29	0.76


NAREIT
NAREIT

Member of National Association of Real Estate Investment Trusts



Member of International Council of Shopping Centers


SPG
LISTED
NYSE

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END

SIMON® | PROPERTY GROUP, INC. 225 West Washington Street, Indianapolis, IN 46204 317.636.1600 simon.com®

Simon Property Group common stock is traded under the ticker symbol "SPG" on the New York Stock Exchange. "Simon" is a trademark of Simon Property Group, L.P.